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Index to financial statements

As filed with the Securities and Exchange Commission on April 9, 2010

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RealD Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3663, 3861, 6794 (Primary Standard Industrial Classification Code Number)	77-0620426 (I.R.S. Employer Identification Number)

100 N. Crescent Drive, Suite 120
Beverly Hills, California 90210
(310) 385-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael V. Lewis
Chief Executive Officer
RealD Inc.
100 N. Crescent Drive, Suite 120
Beverly Hills, California 90210
(310) 385-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
C. Thomas Hopkins, Esq. Linda Michaelson, Esq. Louis P. A. Lehot, Esq. Sheppard, Mullin, Richter & Hampton LLP 1901 Avenue of the Stars, Suite 1600 Los Angeles, California 90067 (310) 228-3700
Andrew A. Skarupa
Chief Financial Officer and
Chief Operating Officer
Craig S. Gatarz, Esq.
Executive Vice President
and General Counsel
RealD Inc.
100 N. Crescent Drive, Suite 120
Beverly Hills, California 90210
	(310) 385-4000	Steven B. Stokdyk, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234

Approximate date of commencement of proposed sale to public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, $0.0001 par value per share	$200,000,000	$14,260

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated April 9, 2010

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we and the selling stockholders are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Prospectus

                   shares

Common stock

This is an initial public offering of common stock by RealD Inc. We are offering                           shares, and the selling stockholders identified in this prospectus, including members of management, are offering an additional                           shares. The estimated initial public offering price is between $             and $             per share.

We will apply for listing of our common stock on the New York Stock Exchange under the symbol "RLD."

		Per share		Total

Initial public offering price	$		$
Underwriting discounts and commissions	$		$
Proceeds to the selling stockholders, before expenses	$		$
Proceeds to us, before expenses	$		$

We and certain of the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an additional                            shares from them at the initial public offering price less the underwriting discounts and commissions. We will not receive any proceeds from the sale of shares being sold by the selling stockholders.

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                           , 2010.

Joint Book-Running Managers
J.P. Morgan	Piper Jaffray

                           , 2010

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

RealD and the RealD logo are trademarks of RealD Inc. All other trademarks and service marks appearing in this prospectus are the property of their respective holders. All rights reserved.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus but does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk factors", and our consolidated financial statements and the accompanying notes, before making an investment decision. Except where the context otherwise requires or where otherwise indicated, the terms "we," "us," "our" and "RealD" refer to RealD Inc. and its consolidated subsidiaries.

Overview

We are a leading global licensor of stereoscopic (three-dimensional), or 3D, technologies. Our extensive intellectual property portfolio enables a premium 3D viewing experience in the theater, the home and elsewhere. We license our RealD Cinema Systems to motion picture exhibitors that show 3D motion pictures and alternative 3D content. We also provide our RealD Format, active and passive eyewear, and display and gaming technologies to consumer electronics manufacturers and content producers and distributors to enable the delivery and viewing of 3D content on high definition televisions, laptops and other displays. Our cutting-edge 3D technologies have been used for applications such as piloting the Mars Rover, heads-up displays for military jets and robotic medical procedures.

Competitive strengths

Our competitive strengths include the following:

Innovative technology

Our expertise in polarization control, photonics, optics, liquid crystal physics and digital image processing has allowed us to develop new and innovative technologies for the motion picture industry, the emerging 3D consumer electronics market and other markets. Working with The Walt Disney Company, or Disney, to release Chicken Little in 3D in 2005, we became the first company to commercially enable 3D theater screens using digital projection. Our patented RealD Cinema Systems deliver superior light output, providing for a high quality, brighter image and enabling display on larger theater screens than most competing technologies. Our licensees American Multi-Cinema, Inc., or AMC, Cinemark USA, Inc., or Cinemark, and Regal Cinemas, Inc, or Regal, deploy our RealD Cinema Systems on their own premium-branded large-screen formats. Our RealD Format, active and passive eyewear, and display and gaming technologies provide our consumer electronics licensees the ability to display high quality 3D content that can be delivered through the current cable, satellite and broadcast infrastructure. Our RealD Format is also highly scalable and can meet the future needs of our licensees as the infrastructure for 3D content production, distribution and viewing grows and evolves.

Global market leader in 3D-enabled theater screens

As of March 26, 2010, our RealD Cinema Systems were deployed on 5,321 theater screens in 51 countries, which we believe are more 3D screens than all of our competitors combined. Eighteen of the world's top 20 motion picture exhibitors utilize RealD Cinema Systems in their theaters, including AMC, Cinemark, ODEON Cinemas Holdings Limited, or ODEON, Regal, and Warner Mycal Corporation, or Warner Mycal. Domestic (United States and Canada) box office on RealD-enabled screens represented over 75% of total domestic 3D box office in 2009. As of March 26, 2010, we were working with our motion picture exhibitor licensees to deploy our RealD Cinema Systems on up to approximately 4,900 additional screens under our existing agreements with them, and we are actively engaged with other motion picture exhibitors regarding potential new license agreements.

Pioneer in the emerging 3D consumer electronics market

Although the 3D consumer electronics market is new and developing, we have already entered into agreements to provide our RealD Format, active and passive eyewear, and display and gaming technologies to leading consumer electronics manufacturers, including Panasonic Corporation, or Panasonic, Samsung Electronics Company Limited, or Samsung, Sony Electronics, Inc., or Sony Electronics, Toshiba Corporation, or Toshiba, and Victor Company of Japan, Limited, or JVC.

Premium brand

We believe our brand is well-recognized among licensees and consumers as a result of motion picture studios and exhibitors co-branding with us and consumers having worn our branded RealD eyewear over 150 million times. We believe the prominence of our brand in the motion picture industry will enhance our marketing efforts in the 3D consumer electronics market.

Scalable licensing model

We license our 3D technologies under a highly scalable business model with recurring revenue from those licenses. As an example, our multi-year (typically five years or longer), generally exclusive agreements with motion picture exhibitors generate revenue on a per-admission, periodic fixed-fee or per-motion picture basis at limited incremental direct cost to us. As we continue to penetrate each of our markets, we believe we will continue to increase our licensing revenue at a faster rate than our operating expenses.

Extensive industry relationships and strong technical expertise

Our experienced management team has extensive, long-term relationships with content producers and distributors, major motion picture studios and exhibitors, and consumer electronics manufacturers that help us drive the proliferation of 3D content, delivery and viewing in theaters, the home and elsewhere. Our research and development team is comprised of leaders in the invention, development and commercialization of innovative 3D technologies.

Strategy

Key elements of our strategy include:

Continue to innovate and develop new technologies

We will continue to develop proprietary 3D technologies to enhance the 3D viewing experience and create additional revenue opportunities. Our patented technologies enable 3D viewing in theaters, the home and elsewhere, including technologies that can allow 3D content to be viewed without eyewear. We will also selectively pursue technology acquisitions to expand and enhance our intellectual property portfolio in areas that complement our existing and new market opportunities and to supplement our internal research and development efforts.

Increase our leading global market share in 3D-enabled theater screens

We will work with our existing motion picture exhibitor licensees to deploy additional RealD Cinema Systems. We also plan to enter into agreements with new motion picture exhibitor licensees to increase the number of deployed RealD Cinema Systems worldwide.

Expand our emerging 3D consumer electronics business

We will continue to work with consumer electronics manufacturers and content producers and distributors to enable a premium 3D viewing experience in the home and elsewhere using our 3D technologies.

Build upon the strength of our RealD brand

We will further leverage the strength of our brand in the motion picture industry to generate stronger licensee and consumer preference for the RealD brand in the 3D consumer electronics and other markets. We will continue to actively encourage motion picture studios and exhibitors to prominently feature our brand in their motion picture advertising and marketing, at theater locations, online and on consumer electronics products and packaging.

Market opportunity

Our 3D technologies can be utilized in many different markets, including entertainment, consumer electronics, education, aerospace, defense and healthcare. Our 3D technologies are primarily used in the motion picture, consumer electronics and professional markets.

The shift in the motion picture industry from analog to digital over the past decade has created an opportunity for new and transformative 3D technologies. As of December 25, 2009, there were approximately 16,000 theater screens using digital cinema projectors out of approximately 149,000 total theater screens worldwide, of which 4,286 were RealD-enabled (increasing to 5,321 RealD-enabled screens as of March 26, 2010). Digital Cinema Implementation Partners, or DCIP, recently completed its financing that is providing funding for the digital conversion of up to approximately 14,000 additional domestic theater screens operated by our licensees AMC, Cinemark and Regal. We believe the increasing number of digital cinema screens to be financed by DCIP will further the penetration of additional RealD-enabled screens in the domestic market.

Since the release of Chicken Little in 2005 through the end of 2009, 27 3D motion pictures have been released. We anticipate that 21 3D motion pictures will be released worldwide during 2010, including sequels to successful major motion picture franchises such as Harry Potter, Shrek and Toy Story. As the number of RealD-enabled screens and 3D motion pictures released increases, we expect that our revenue will continue to grow.

We believe that the recent success of major 3D motion pictures, including Avatar and Alice in Wonderland, is leading to the creation and distribution of new 3D content for the consumer electronics market. The development of this market represents a significant opportunity for new revenue arising from improved 3D technologies, the release of 3D-enabled consumer electronics products and the increased availability of 3D content for the home and elsewhere. Based on industry reports, we believe that 2009 worldwide shipments for plasma and LCD televisions were approximately 123 million, set-top boxes were 89 million, digital video recorders were 32 million, interactive gaming consoles were 93 million, laptop computers were

165 million, desktop computers were 126 million and mobile devices (capable of displaying robust visual content) were 171 million. We believe our 3D technologies can be used in future versions of these consumer electronics products.

Our history

RealD was founded by Michael V. Lewis and Joshua Greer in 2003 with the goal of bringing a premium 3D viewing experience to audiences everywhere. In 2005, we acquired Stereographics Corporation, or Stereographics, one of the largest providers of 3D technologies at that time. In 2007, we acquired ColorLink, Inc., or ColorLink, a polarization control, photonics and optics company with an extensive patent portfolio. The 3D technologies that we acquired were used in piloting the Mars Rover in 1997. In March 2005, we demonstrated our initial RealD Cinema System to motion picture exhibitors and studios. In November 2005, Disney released Chicken Little, including on approximately 100 RealD-enabled screens. In December 2009, 20th Century Fox, or Fox, released Avatar worldwide, including on approximately 4,200 RealD-enabled screens. In 2008, we entered the 3D consumer electronics market with a number of 3D technologies for the home and elsewhere and the first consumer electronics products utilizing our 3D technologies are now available to consumers.

Corporate information

We were incorporated in California in July 2003 under the name "Real D" and reincorporated in Delaware in April 2010 as "RealD Inc." Our principal executive office and headquarters are located at 100 N. Crescent Drive, Suite 120, Beverly Hills, California 90210, and our telephone number is (310) 385-4000. Our website is located at www.reald.com. The information on, or accessible through, our website does not constitute part of, and is not incorporated into, this prospectus.

The offering

Common stock offered by us	shares
Common stock offered by the selling stockholders	shares
Total	shares
Common stock outstanding immediately after this offering	shares
Over-allotment option	We and certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to additiona l shares of our common stock.
Use of proceeds
We estimate the net proceeds to us from this offering will be approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming the shares are offered at $ per share, which is the midpoint of the estimated offering price range shown on the front cover of this prospectus. We intend to use the net proceeds to us from this offering:
• to repay $ of indebtedness under our term loan and revolving credit facilities, which had $20.2 million outstanding as of December 25, 2009; and
• the remainder for general corporate purposes, including investments in technology.
We may also use a portion of the net proceeds to acquire complementary businesses and technologies.
We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See "Use of proceeds."
Proposed symbol on the NYSE	RLD

The number of shares of common stock to be outstanding immediately after this offering includes                           shares of common stock outstanding on                            , 2010 and also the following shares:

•
11,223,511 shares of common stock to be issued upon the automatic conversion of all outstanding shares of convertible preferred stock;

•
the exercise by selling stockholders of options to purchase an aggregate of                           shares of common stock at a weighted average exercise price of $             per share, for total proceeds to us of $             ;

•
the exercise by selling stockholders of warrants to purchase an aggregate of                           shares of common stock at a weighted average exercise price of $             per share, for total proceeds to us of $             ; and

•
the net issuance of                           shares of common stock upon the cashless net exercise by selling stockholders of warrants to purchase an aggregate of                           shares of common stock at a weighted average exercise price of $             per share.

The number of shares of common stock outstanding immediately after this offering excludes:

•
726,000 shares of common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $1.25 per share;

•
shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $             per share; and

•
an aggregate of                           shares of common stock reserved for future issuance under our equity incentive plans.

Unless otherwise stated, all information in this prospectus assumes:

•
the effectiveness upon the closing of this offering of our amended and restated certificate of incorporation and our amended and restated bylaws, as more fully described below under "Description of our capital stock";

•
no exercise of the option granted to the underwriters to purchase additional shares;

•
an initial public offering price of $             per share of common stock, which is the mid-point of the estimated offering price range set forth on the front cover of this prospectus; and

•
no exercise of outstanding options after December 25, 2009.

Summary consolidated financial and other data

The following tables present our summary consolidated financial and other data as of and for the periods indicated. You should read this information together with the more detailed information contained in "Selected consolidated financial and other data," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The summary consolidated statement of operations data for the fiscal years ended March 31, 2007, March 31, 2008 and March 27, 2009, and the summary consolidated balance sheet data as of March 31, 2008 and March 27, 2009, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the nine months ended December 26, 2008 and December 25, 2009, and the summary consolidated balance sheet data as of December 25, 2009, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of March 31, 2007 has been derived from our audited consolidated financial statements, which are not included in this prospectus. The unaudited consolidated financial statements include, in our opinion, all adjustments consisting only of normal, recurring adjustments, that we consider necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected for future periods.

	Year ended			Nine months ended
(dollars in thousands, except share and per share data)	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

				(unaudited)
Consolidated Statement of Operations Data:
Gross revenue	$16,088	$23,633	$45,043	$23,980	$112,941
Reductions to gross revenue	(203)	(255)	(5,368)	(2,340)	(16,987)

Net revenue	$15,885	$23,378	$39,675	$21,640	$95,954
Cost of revenue	13,985	13,500	27,107	13,580	84,685

Gross margin	1,900	9,878	12,568	8,060	11,269
Operating expenses:
Research and development	4,677	11,166	8,915	6,019	7,327
Selling and marketing	2,521	7,311	11,009	6,612	11,123
General and administrative	4,294	8,006	7,940	6,541	9,870

Total operating expenses	11,492	26,483	27,864	19,172	28,320

Operating loss	(9,592)	(16,605)	(15,296)	(11,112)	(17,051)
Interest expense	(3,045)	(1,257)	(949)	(661)	(1,149)
Other income (loss)	45	(7)	100	150	(670)

Loss from continuing operations before income taxes	(12,592)	(17,869)	(16,145)	(11,623)	(18,870)
Income tax expense	116	20	219	138	1,431

Loss from continuing operations	(12,708)	(17,889)	(16,364)	(11,761)	(20,301)
Discontinued operations, net of tax	(26)	(11,796)	—	—	—

Net loss	(12,734)	(29,685)	(16,364)	(11,761)	(20,301)
Net loss attributable to noncontrolling interests	19	421	727	497	726
Accretion of preferred stock	(789)	(8,001)	(9,826)	(7,369)	(9,278)

Net loss attributable to RealD common stockholders	$(13,504)	$(37,265)	$(25,463)	$(18,633)	$(28,853)

Basic and diluted loss per share of common stock(1)
Continued operations	$(1.01)	$(1.61)	$(1.59)	$(1.17)	$(1.77)
Discontinued operations	$—	$(0.75)	$—	$—	$—

Basic and diluted loss per share of common stock(1)	$(1.01)	$(2.36)	$(1.59)	$(1.17)	$(1.77)
Shares used in computing basic and diluted loss per share of common stock(1)	13,315,825	15,808,970	16,017,819	15,985,093	16,302,746
Pro forma basic and diluted loss per share of common stock (unaudited)(2)			$(0.57)		$(0.71)
Shares used in computing pro forma basic and diluted loss per share of common stock (unaudited)(2)			27,241,630		27,526,557

	As of			As of December 25, 2009
(dollars in thousands)	March 31, 2007	March 31, 2008	March 27, 2009	Actual	Pro Forma(3)

				(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,628	$9,448	$15,704	$2,922	$
Total assets	90,133	70,811	96,548	123,442
Total indebtedness (including short-term indebtedness)	17,714	7,966	14,863	29,227
Mandatorily redeemable convertible preferred stock	32,632	40,633	50,459	59,738
Total equity (deficit)	$1,209	$(14,565)	$(31,945)	$(42,485)	$

	Year ended			Nine months ended
(dollars in thousands)	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

				(unaudited)
Consolidated Other Data:
Capital expenditures	$10,423	$12,898	$12,072	$8,990	$19,794
Depreciation and amortization	1,612	5,296	5,598	4,142	5,387
Adjusted EBITDA(4)	(6,575)	(3,768)	1,072	(1,588)	11,831
Cash flows provided by (used in):
Operating activities	6,442	(1,583)	10,134	1,288	(6,915)
Investing activities	(37,899)	(9,988)	(12,107)	(9,025)	(19,794)
Financing activities	38,198	13,391	8,229	8,549	13,927

	Year ended			Nine months ended
	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

Number of RealD-enabled screens (at period end)
Total domestic RealD-enabled screens	617	997	1,703	1,323	2,803
Total international RealD-enabled screens	57	176	405	225	1,483
Total RealD-enabled screens	674	1,173	2,108	1,548	4,286
Number of locations with RealD-enabled screens (at period end)
Total domestic locations with RealD-enabled screens	490	673	1,147	886	1,690
Total international locations with RealD-enabled screens	57	172	376	217	962
Total locations with RealD-enabled screens	547	845	1,523	1,103	2,652

(1)
For more information regarding loss per share calculations, see Note 2, "Net loss per share of common stock," to our consolidated financial statements, which are included elsewhere in this prospectus.

(2)
Pro forma basic and diluted loss per share has been calculated assuming the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock, as of the beginning of the period, with each share of convertible preferred stock converting into one share of common stock. See Note 8, "Mandatorily redeemable convertible preferred stock and equity (deficit)," to our consolidated financial statements, which are included elsewhere in this prospectus.

(3)
The pro forma consolidated balance sheet data as of December 25, 2009, gives effect to:

(i)
the automatic conversion of all outstanding shares of convertible preferred stock into 11,223,811 shares of common stock;

  (ii)
  the exercise by selling stockholders of options to purchase an aggregate of                           shares of common stock at a weighted average exercise price of $             per share, for total proceeds to us of $             ;

  (iii)
  the exercise by selling stockholders of warrants to purchase an aggregate of                           shares of common stock at a weighted average exercise price of $             per share, for total proceeds to us of $             ;

  (iv)
  the net issuance of                           shares of common stock upon the cashless net exercise by selling stockholders of warrants to purchase an aggregate of                            shares of common stock at a weighted average exercise price of $             per share; and

  (v)
  the sale by us of                           shares of common stock in this offering at an initial public offering price of $             per share, which is the mid-point of the estimated offering price range set forth on the front cover of this prospectus and, and after deducting underwriting discounts and commissions and estimated offering costs payable by us of $              million.

(4)
We present Adjusted EBITDA as a supplemental measure of our performance. However, Adjusted EBITDA is not a recognized measurement under accounting principles generally accepted in the United States (U.S. GAAP). In this prospectus, we define Adjusted EBITDA as net loss, plus interest expense, net, income taxes and depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our core operating performance. Management considers our core operating performance to be that which can be affected by our managers in any particular period through their management of the resources that affect our underlying revenue and profit generating operations that period. Non-U.S. GAAP adjustments to our results prepared in accordance with U.S. GAAP are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Set forth below is a reconciliation of Adjusted EBITDA to net loss:

	Year ended			Nine months ended
(in thousands)	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

Net loss	$(12,734)	$(29,685)	$(16,364)	$(11,761)	$(20,301)

Add (deduct):
Interest expense	3,045	1,257	949	661	1,149
Income tax expense	116	20	219	138	1,431
Depreciation and amortization	1,612	5,296	5,598	4,142	5,387
Other (income) loss(1)	(45)	7	(100)	(150)	670
Discontinued operations(2)	26	11,796	—	—	—
Share-based compensation expense(3)	584	1,507	1,932	1,470	2,230
Exhibitor option expense(4)	—	—	4,878	2,287	16,777
Impairment of assets and intangibles(5)	—	4,261	2,037	143	408
Sales and use tax(6)	778	1,007	910	756	3,323
Property tax(7)	43	416	663	463	494
Management fee(8)	—	350	350	263	263

Adjusted EBITDA	$(6,575)	$(3,768)	$1,072	$(1,588)	$11,831

(1)
Includes amortization of debt issue costs and unrealized foreign currency exchange gains and losses.

(2)
Represents loss from discontinued operations, net of tax, primarily due to a loss on the sale of our 51% interest in ColorLink Japan in November 2007.

(3)
Represents share-based compensation expense of nonstatutory and incentive stock options to employees, officers, directors and consultants.

(4)
Represents stock options granted to some of our motion picture exhibitor licensees. The amounts are recorded as contra revenue in the consolidated financial statements.

(5)
Represents impairment of long-lived assets, such as fixed assets, theatrical equipment and identifiable intangibles.

(6)
Represents taxes paid by us for cinema license and product revenue.

(7)
Represents property taxes on RealD Cinema Systems and digital projectors.

(8)
Represents payment of management fees to the holder of our Series C mandatorily redeemable convertible preferred stockholder (included in general and administrative expense, which will terminate on the closing of this offering).

We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA in developing our internal budgets, forecasts and strategic plan; in analyzing the effectiveness of our business strategies; to evaluate potential acquisitions; in making compensation decisions; in communications with our board of directors concerning our financial performance; and because our credit agreement uses Adjusted EBITDA to measure our compliance with certain covenants. Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

•
Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•
non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period;

•
Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

•
other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only supplementally. Our consolidated financial statements and the notes to those statements included elsewhere in this prospectus are prepared in accordance with U.S. GAAP.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, before deciding whether to invest in our common stock. The risks described below are those which we believe are the material risks we face. Any of the risks described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or not believed by us to be material could also impact us.

Risks relating to our business

If motion pictures that can be viewed with RealD Cinema Systems are not made or are not commercially successful, our revenue could decline.

Almost all of our revenue is currently dependent upon both the number of 3D motion pictures released and the commercial success of those 3D motion pictures. We have not developed any of our own 3D content and rely on motion picture studios producing and releasing 3D motion pictures compatible with our RealD Cinema Systems. There is no guarantee an increasing number of 3D motion pictures will be released or that motion picture studios will continue to produce 3D motion pictures at all. Motion picture studios may refrain from producing and releasing 3D motion pictures for any number of reasons, including their lack of commercial success. The commercial success of a 3D motion picture depends on a number of factors that are outside of our control, including whether it achieves critical acclaim, timing of the release, marketing efforts and promotional support for the release. In the past, consumer interest in 3D motion pictures was episodic and motion picture studios tended to use 3D motion pictures as a gimmick rather than as an artistic tool to enhance the experience. If consumers' recent renewed interest in the 3D viewing experience fails to grow or it declines for any reason, box office performance may suffer and motion picture studios may reduce the number of 3D motion pictures they produce. Poor box office performance of 3D motion pictures, disruption or reduction in 3D motion picture production, changes in release schedules, a reduction in marketing efforts for 3D motion pictures by motion picture studios or a lack of consumer demand for 3D motion pictures could result in lower 3D motion picture attendance, which could substantially reduce our revenue.

If motion picture exhibitors do not continue to use our RealD Cinema Systems or experience financial difficulties, our growth and results of operations could be adversely affected.

Our primary licensees in the motion picture industry are motion picture exhibitors. Our license agreements with motion picture exhibitors do not obligate these licensees to deploy a specific number of our RealD Cinema Systems. We cannot predict whether any of our existing motion picture exhibitor licensees will continue to perform under their license agreements with us, whether they will renew their license agreements with us at the end of their term or whether we may now or in the future be in breach of those agreements. If motion picture exhibitors reduce or eliminate the number of 3D motion pictures that are exhibited in theaters, then motion picture studios may not produce and release 3D motion pictures and our revenue could be adversely affected.

In addition, net license revenue from AMC, Cinemark and Regal together comprised approximately 22% of our net consolidated revenue in the fiscal year ended March 31, 2008, 18% in the fiscal year ended March 27, 2009 and 16% in the nine months ended December 25, 2009. Any inability or failure by AMC, Cinemark or Regal to pay us amounts due in a timely fashion or at all could substantially reduce our cash flow and could materially and adversely impact our financial condition and results of operations.

A deterioration in our relationships with the major motion picture studios could adversely affect our business.

The six major motion picture studios accounted for approximately 83% of domestic box office revenue and 9 of the top 10 grossing 3D motion pictures in 2009. License fees generated from motion pictures released by these studios represented nearly 100% of our motion picture exhibitor license revenue and 97% of our total revenue in the nine months ended December 25, 2009. In addition, for our domestic operations and in certain international markets, these major motion picture studios pay us a per use fee for our RealD eyewear. To the extent that our relationship with any of these major motion picture studios deteriorates or any of these studios stop making motion pictures that can be viewed at RealD-enabled theater screens, refuse to co-brand with us or stop using our RealD eyewear, our costs could increase and our revenue could decline, which could adversely affect our business and results of operations.

If motion picture exhibitors do not continue converting analog theaters to digital or the pace of conversions slows, our future prospects could be limited and our business could be adversely affected.

Our RealD Cinema Systems only work in theaters equipped with digital cinema projection systems, which enable 3D motion pictures to be delivered, stored and projected electronically, and our systems are not compatible with analog motion picture projectors. Motion picture exhibitors have been converting screens and projectors to digital cinema over the last several years, giving us the opportunity to deploy our RealD Cinema Systems. The conversion by motion picture exhibitors of their screens and projectors from analog to digital cinema requires significant expense. Although DCIP recently completed its financing that is providing funding for the digital conversion of approximately 14,000 additional domestic theater screens operated by our licensees AMC, Cinemark and Regal, we cannot predict the pace or success of this conversion. As of December 31, 2009, approximately 18% of domestic theater screens had converted to digital and a much smaller percentage of international theater screens had been converted. If the market for digital cinema develops more slowly than expected, the motion picture exhibitors we have agreements with, including AMC, Cinemark and Regal, delay or abandon the conversion of their theaters, our ability to grow our revenue and our business could be adversely affected.

If the deployment of our RealD Cinema Systems are delayed or not realized, our future prospects could be limited and our business could be adversely affected.

We have license agreements with motion picture exhibitors that give us the right, subject to certain exceptions, to deploy our RealD Cinema Systems if a location under contract is already equipped with our systems and they choose to install additional 3D digital projector systems. As of March 26, 2010, we were working with our motion picture exhibitor licensees to deploy our RealD Cinema Systems on up to approximately 4,900 additional screens under our existing agreements with them. However, our license agreements do not obligate our licensees to deploy a specific number of our RealD Cinema Systems. Numerous factors beyond our control could influence when and whether our RealD Cinema Systems will be deployed, including motion picture exhibitors' ability to fund capital expenditures, or their decision to delay or abandon the conversion of their theaters to digital projection or reduce the number of 3D motions pictures exhibited in their theaters. If motion picture exhibitors delay, postpone or decide not to deploy RealD Cinema Systems at the number of screens they have announced, or we are unable to deploy our RealD Cinema Systems in a timely manner, our future prospects could be limited and our business could be adversely affected.

We have a history of net losses and may continue to suffer losses in the future.

We have incurred net losses in each of our last five fiscal years, and incurred a net loss of $20.3 million for the nine months ended December 25, 2009. If we cannot become profitable, our financial condition will deteriorate, and we may be unable to achieve our business objectives.

Any inability to protect our intellectual property rights could reduce the value of our 3D technologies and brand, which could adversely affect our financial condition, results of operations and business.

Our business is dependent upon our patents, trademarks, trade secrets, copyrights and other intellectual property rights. Effective intellectual property rights protection, however, may not be available under the laws of every country in which we and our licensees operate, such as China. The efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. In addition, protecting our intellectual property rights is costly and time consuming. It may not be practicable or cost effective for us to fully protect our intellectual property rights in some countries or jurisdictions. If we are unable to successfully identify and stop unauthorized use of our intellectual property, we could lose potential revenue and experience increased operational and enforcement costs, which could adversely affect our financial condition, results of operations and business.

It is possible that some of our 3D technologies may not be protectable by patents. In addition, given the costs of obtaining patent protection, we may choose not to protect particular innovations that later turn out to be important. Even where we do have patent protection, the scope of such protection may be insufficient to prevent third parties from designing around our particular patent claims or otherwise avoiding infringement. Furthermore, there is always the possibility that an issued patent may later be found to be invalid or unenforceable, or a competitor may attempt to engineer around our issued patent. Additionally, patents only offer a limited term of protection. Moreover, the intellectual property we maintain as trade secrets could be compromised by third parties, or intentionally or accidentally by our employees, which would cause us to lose the competitive advantage resulting from them.

Our business depends, in part, on access to third-party technologies, and if that access is withdrawn, denied, or is unavailable on terms acceptable to us, or if these technologies change without notice to us, our business and operating results could be adversely affected.

Some of the technologies we license to our licensees include systems and technology designed for use with third-party technologies, such as Christie projectors, Doremi servers, Harkness Hall screens and the Sony Electronics 4K SXRD® digital cinema projector for our cinema business. Third-party technologies can be withdrawn, denied or unavailable on terms acceptable to us. In addition, third-party technologies used to interact with our RealD Cinema Systems, RealD Format and other 3D technologies can change without prior notice to us, which could result in increased costs or our inability to provide our 3D technologies to our licensees. If we are unable to maintain our access to third-party technologies, or the technologies change without notice to us, our business and operating results could be adversely affected.

We may in the future be subject to intellectual property rights claims that are costly to defend, could require us to pay damages and could limit our ability to use particular 3D technologies in the future.

We may be exposed to, or threatened with, future litigation by other parties alleging that our 3D technologies infringe their intellectual property rights. Any intellectual property claims, regardless of their merit, could be time consuming, expensive to litigate or settle and could divert management resources and attention. An adverse determination in any intellectual property claim could require us to pay damages and/or stop using our 3D technologies, trademarks, copyrighted works and other material found to be in violation of another party's rights and could prevent us from licensing our 3D technologies to others. In order to avoid these restrictions, we may have to seek a license. This license may not be available on reasonable terms, could require us to pay significant license fees and may significantly increase our operating expenses. A license also may not be available to us at all. As a result, we may be required to use and/or develop non-infringing alternatives, which could require significant effort and expense. If we cannot obtain a license or develop alternatives for any infringing aspects of our business, we may be forced to limit our 3D technologies and may be unable to compete effectively. In certain instances, we have contractually agreed to provide indemnification to licensees relating to our intellectual property. This may require us to defend or hold harmless motion picture exhibitors, consumer electronics manufacturers or other licensees. We have from time to time corresponded with one or more third parties regarding patent enforcement issues and regarding in-bound and out-bound patent licensing opportunities. In addition, from time to time we may be engaged in disputes regarding the licensing of our intellectual property rights, including matters related to our license fee rates and other terms of our licensing arrangements. These types of disputes can be asserted by our licensees or prospective licensees or by other third parties as part of negotiations with us or in private actions seeking monetary damages or injunctive relief or in regulatory actions. Requests for monetary and injunctive remedies asserted in claims like these could be material and could have a significant impact on our business. Any disputes with our licensees, potential licensees or other third parties could adversely affect our business, results of operations and prospects.

If we are unable to maintain our brand and reputation for providing high quality 3D technologies, our business and prospects could be materially harmed.

Our business and prospects depend, in part, on maintaining and strengthening our brand and reputation for providing high quality 3D technologies in the markets we serve. If problems with our 3D technologies cause motion picture exhibitors, consumer electronics manufacturers or other licensees to experience operational disruption or failure or delays in the delivery of their products and services to their customers, our brand and reputation could be diminished. Maintaining and strengthening our brand and reputation may be particularly challenging as we enter markets in which we have limited experience, such as the 3D consumer electronics market. If we fail to promote and maintain our brand and reputation successfully, our business and prospects could be materially harmed.

Competition from other providers of 3D technologies to the motion picture industry could adversely affect our business.

The motion picture industry is highly competitive, particularly among providers of 3D technologies. Our primary competitors include Dolby, Laboratories, Inc., or Dolby, IMAX Corporation, or IMAX, MasterImage 3D, LLC, or MasterImage, and X6D Limited, or Xpand. In addition, other companies, including motion picture exhibitors and studios, may develop their own 3D technologies in the future. Consumers may also perceive the quality of 3D technologies delivered by some of our competitors to be equivalent or superior to our 3D technologies. In addition, some of our current or future competitors may have significantly greater financial, technical, marketing and other resources than we do or may have more experience or advantages in the markets in which we compete that will allow them to offer lower prices or higher quality technologies, products or services. If we do not successfully compete with these providers, we could lose market share and our business could be adversely effected.

We face potential competition from companies with greater brand recognition and resources in the consumer electronics industry.

The 3D consumer electronics market is new and rapidly developing, and we must compete with companies that enjoy competitive advantages, including:

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more developed distribution channels and deeper relationships with consumer electronics manufacturers;

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a more extensive customer base;

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technologies that may be better suited for 3D consumer electronics products;

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broader technology, product and service offerings; and

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greater resources for competitive activities, such as research and development, strategic acquisitions, alliances, joint ventures, sales and marketing, and lobbying industry and government standards.

As a result, these current and potential competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, products, technologies or standards in the 3D consumer electronics market.

We also face competition where existing licensees relying on our RealD Cinema Systems in the motion picture industry may become current or potential competitors in the 3D consumer electronics market, or vice versa. For example, Sony Pictures Entertainment, Inc, or Sony Pictures, is a major motion picture studio, but certain of its affiliates also design, manufacture and market consumer electronics products and components and are entering the 3D consumer electronics market. In 2009, we signed an agreement with Sony Electronics making available to it some of our 3D technologies for potential use with their consumer electronics products. To the extent that Sony Electronics or our other licensees choose to utilize competing 3D technologies that they have developed or in which they have an interest, rather than use our 3D technologies, our growth prospects could be adversely affected.

The introduction of new 3D technologies and changes in the way that our competitors operate could harm our business. If we fail to keep up with rapidly changing 3D technologies or the growth of new and existing markets, our 3D technologies could become less competitive or obsolete.

The motion picture and consumer electronics industries in general are undergoing significant changes. Due to technological advances and changing consumer tastes, numerous companies have developed, and are expected to continue to develop, new 3D technologies that may compete directly with our 3D technologies. Competitors may develop alternative 3D technologies that are more attractive to consumers, content producers and distributors, motion picture exhibitors, consumer electronics manufacturers and others, or more cost effective than our technologies, and which make our 3D technologies less competitive. As a result of this competition, we could lose market share, which could harm our business and operating results. We expect to expend considerable resources on research and development in response to changes in the motion picture and consumer electronics industries. However, we may not be able to develop and effectively market new 3D technologies that adequately or competitively address the needs of these changing industries, which could have an adverse effect on our business and prospects.

If our 3D technologies fail to be widely adopted by or are not compatible with the needs of our licensees, our business prospects could be limited and our operating results could be adversely affected.

Our motion picture and consumer electronics licensees depend upon our 3D technologies being compatible with a wide variety of motion picture and consumer electronics systems, products and infrastructure. We make significant efforts to design our 3D technologies to address capability, quality and cost considerations so that they either meet or, where possible, exceed the needs of our licensees in the motion picture and consumer electronics industries. To have our 3D technologies widely adopted in the motion picture and consumer electronics industries, we must convince a broad spectrum of professional organizations worldwide, as well as motion picture studios and exhibitors and consumer electronics manufacturers who are members of such organizations, to adopt them and to ensure that our 3D technologies are compatible with their systems, products and infrastructure.

If our 3D technologies are not widely adopted or retained or if we fail to conform our 3D technologies to the expectations of, or standards set by, industry participants, they may not be compatible with other products and our business, operating results and prospects could be adversely affected. We expect that meeting and maintaining the needs of our licensees for compatibility with them will be significant to our business in the future. In addition, the market for broadcast technologies has traditionally been heavily regulated by governments or other regulatory bodies, and we expect this to continue to be the case in the future. If our 3D technologies are not compatible with the broadcasting infrastructure in particular geographic areas, our ability to compete in these markets could be adversely affected.

Other forms of entertainment may be more attractive to consumers than those using our 3D technologies, which could harm our growth and operating results.

We face competition for consumer attention from other forms of entertainment that may drive down motion picture box office and license revenue from motion picture exhibitors. We compete with a number of alternative motion picture distribution channels, such as cable, satellite, broadcast, packaged media and the Internet. There are also other forms of entertainment competing for consumers' leisure time and disposable income such as concerts, amusement parks and sporting events. A significant increase in the popularity of these alternative motion picture channels and competing forms of entertainment could reduce the demand for theatrical exhibition of 3D motion pictures, including those viewed with our RealD Cinema Systems, and have an adverse effect on our business and operating results.

Motion picture exhibitor stock options, our share price and the pace of theater conversions to RealD-enabled screens could create volatility in our reported revenue and earnings.

In connection with some of our motion picture exhibitor licensing agreements, we issued to the motion picture exhibitors a 10-year option to purchase shares of our common stock at $0.01 per share. The stock options vest upon the achievement of screen installation targets. Motion picture exhibitor stock options are valued at the underlying stock price at each reporting period until the targets are met. Amounts recognized are based on the number of screens installed as a percentage of total screen installation targets. We record revenue net of motion picture exhibitor stock options, the amount of which is determined by changes in our share price and the number of RealD-enabled screens relative to certain targets. If our share price were to increase or decrease significantly during a reporting period, it could impact our reported revenue and earnings including potentially leading us to report negative revenue under certain circumstances.

Our limited operating history in the 3D consumer electronics market presents risk to our ability to achieve success in this area.

Our 3D technologies have only recently been made available to consumer electronics manufacturers, including JVC, Panasonic, Samsung, Sony Electronics and Toshiba, to enable 3D viewing on high definition televisions, laptops and other displays. To date, we have not generated revenue of any material significance from our arrangements with these and other consumer electronics manufacturers. The 3D consumer electronics market is rapidly developing, as manufacturers are working to set standards and content producers and distributors are working on increasing the availability of new 3D content. However, the demand for our 3D technologies and the income potential from the 3D consumer electronics market are unproven. In addition, because the 3D consumer electronics market is new and quickly evolving, we have limited insight into trends that may emerge and affect our business. We may make errors in predicting and reacting to relevant business trends. We also may not be able to successfully address these risks on a timely basis or at all.

If consumer electronics manufacturers limit their use of our 3D technologies in high definition televisions, laptops and other displays or such products are not accepted by consumers, our potential growth in this market will be significantly reduced.

We are dependent on consumer electronics manufacturers to use our RealD Format, active and passive eyewear, and display and gaming technologies with their high definition televisions, laptops and other displays, and for content distributors to deliver 3D content via cable, satellite, broadcast, packaged media and the Internet. While we have entered into agreements with some consumer electronics manufacturers regarding the use of our 3D technologies in various consumer electronics products, these agreements are not exclusive, and we can give no assurances that these consumer electronics manufacturers will utilize our 3D technologies or that there will be sufficient consumer demand for 3D electronics products. In addition, since the 3D consumer electronics market is emerging, it is unclear if consumers will accept viewing 3D content in the home and elsewhere. The lack of consumer interest in 3D technologies may cause consumer electronics manufactures to limit their use of our 3D technologies. As a result, our future prospects could be adversely affected if consumer electronics manufacturers choose not to use our 3D technologies.

Acquisition activities could result in operating difficulties, dilution to our stockholders and other harmful consequences.

We have built our business, in part, through acquisitions of intellectual property and other assets. We may selectively pursue strategic acquisitions in the future. Future acquisitions could divert management's time and focus from operating our business. In addition, integrating an acquired company, business or technology is risky and may result in unforeseen operating difficulties and expenditures. Foreign acquisitions also involve unique risks related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries.

We may not accurately assess the value or prospects of acquisition candidates, and the anticipated benefits from our future acquisitions may not materialize. In addition, future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, including our common stock, the incurrence of debt, contingent liabilities or amortization expenses, or writeoffs of goodwill, any of which could harm our financial condition.

Our growth may place a strain on our resources, which could harm our operations or increase our costs.

We have experienced significant growth since we acquired ColorLink in 2007. The growth that we have experienced in the past, as well as any further growth that we experience, may place a significant strain on our resources and increase demands on our management, our information and reporting systems and our internal controls over financial reporting. After this offering, we will incur additional general and administrative expenses to comply with SEC reporting requirements, the listing standards of the NYSE and provisions of the Sarbanes-Oxley Act of 2002, and will continue to incur additional research and development expenses. If we are unable to manage our growth effectively while maintaining appropriate internal controls, we may experience operating inefficiencies that could increase our costs.

We face risks from doing business internationally that could harm our business, financial condition and results of operations.

We are dependent on international business for a portion of our total revenue. International revenue accounted for 27% of our total net revenue in fiscal 2008, 30% in fiscal 2009 and 28% in the nine months ended December 25, 2009. We expect that our international business will continue to represent a significant portion of our revenue for the foreseeable future. This future revenue will depend to a large extent on the continued use and expansion of our 3D technologies in the motion picture and consumer electronics industries worldwide. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include:

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fluctuating foreign exchange rates;

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laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes and changes in these laws;

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changes in local regulatory requirements, including restrictions on content;

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differing cultural tastes and attitudes;

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differing degrees of protection for intellectual property;

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the need to adapt our business model to local requirements;

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the instability of foreign economies and governments; and

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political instability, natural disaster, war or acts of terrorism.

Events or developments related to these and other risks associated with international business could adversely affect our revenue from those sources, which could have a material adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate substantially from quarter to quarter, which may be different from analysts' expectations and adversely affect our stock price.

Our operating results may fluctuate from quarter to quarter. Factors that have affected our operating results in the past, and are likely to affect our operating results in the future, include, among other things:

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the timing of when a 3D motion picture is released. We recognize revenue from license fees related to box office sales following our receipt of box office reports from motion picture exhibitors. As a result, the timing of our revenue depends upon the timing of our receipt of such reports and, when we cannot determine the creditworthiness of our motion picture exhibitor licensees, the receipt of cash;

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the timing of expenses. We have in the past, and may in the future, incur significant expenses, such as acquiring inventory, in quarters when we do not experience a similar growth in revenue;

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the timing and accuracy of license fee reports. It is not uncommon for license fee reports to include positive or negative corrective or retroactive license fees that cover extended periods of time; and

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the recognition of revenue. There have been times in the past when we have recognized, pursuant to then existing revenue recognition policies, an unusually large amount of license fee revenue from a motion picture exhibitor in a given quarter because not all of our revenue recognition criteria were met in prior periods. This can result in a large amount of license fee revenue from a motion picture exhibitor being recorded in a given quarter that is not necessarily indicative of the amounts of license fee revenue to be received from that motion picture exhibitor in future quarters, thus causing fluctuations in our operating results.

In addition, variances in our operating results from analysts' expectations could adversely affect our stock price.

Our RealD eyewear may, in the future, be regulated by the Food and Drug Administration, or FDA, or by state or foreign agencies, which could increase our costs and adversely impact our profitability.

Currently, polarized eyewear, including our RealD eyewear, is not regulated by the FDA, or by state or foreign agencies. However, certain eyewear, such as non-prescription reading glasses and sunglasses, are considered to be medical devices by the FDA and are subject to regulations imposed by the FDA and various state and foreign agencies. With the rising popularity of polarized 3D eyewear, there has been an increasing level of public scrutiny examining its potential health risks. Polarized 3D eyewear, including our RealD eyewear, may at some point be subject to federal, state or foreign regulations that could potentially restrict how our RealD eyewear is produced, used or marketed, and the cost of complying with those regulations may adversely affect our profitability.

If 3D viewing with active or passive eyewear is found to cause health risks or consumers believe that it does, demand for the 3D viewing experience may decease or we may become subject to liability, which could adversely affect our results of operations, financial condition, business and prospects.

Research conducted by institutions unrelated to us has suggested that 3D viewing with active or passive eyewear may cause vision fatigue, headaches, motion sickness or other health risks. If these potential health risks are substantiated or consumers believe in their validity, demand for the 3D viewing experience in the theater, the home and elsewhere may decline. As a result, major motion picture studios and other content producers and distributors may refrain from developing 3D content, motion picture exhibitors may reduce the number of 3D-enabled screens (including RealD-enabled screens) they currently deploy or plan to deploy, or they may reduce the number of 3D motion pictures exhibited in their theaters, which would adversely affect our results of operations, financial condition and prospects. A decline in consumer demand may also lead consumer electronics manufacturers and content distributors to reduce or abandon the production of 3D products, which could adversely affect our prospects.

In addition, if health risks associated with our RealD eyewear materialize, we may become subject to governmental regulation or product liability claims, including claims for personal injury. Successful assertion against us of one or a series of large claims could materially harm our business. Also, if our RealD eyewear is found to be defective, we may be required to recall it, which may result in substantial expense and adverse publicity that could adversely impact our sales, operating results and reputation. Potential product liability claims may exceed the amount of our insurance coverage or may be excluded under the terms of the policy, which could adversely affect our financial condition. In addition, we may also be required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage in the future, which could adversely affect our results of operations, financial condition and business.

Our agreements with motion picture studios domestically and motion picture exhibitors internationally require us to manage the supply chain of our RealD eyewear, and any interruption to the supply chain for our RealD eyewear components could adversely affect our results of operations, financial condition, business and prospects.

Our RealD eyewear is an integral part of our RealD Cinema Systems. We have entered into non-exclusive agreements with several manufacturers to produce RealD eyewear. We manage manufacturing, distribution and recycling of RealD eyewear for motion picture studios and exhibitors worldwide. Domestically, we charge motion picture studios a per use fee for our RealD eyewear. These motion picture studios then provide our RealD eyewear to domestic motion picture exhibitors together with the licensing of these studios' 3D motion pictures. Most international motion picture exhibitors purchase RealD eyewear directly from us and sell them to consumers as part of their admission or as a concession item. Any interruption in the supply of RealD eyewear from manufacturers, increase in shipping cost, logistics or recycling interruption or other disruption to our global supply chain could adversely affect our results of operations, financial condition, business and prospects. For example, in connection with recent major 3D motion picture releases and increased consumer demand, we exhausted our inventory of RealD eyewear and have incurred increased shipping costs to accelerate delivery.

Economic conditions beyond our control could reduce consumer demand for motion pictures and consumer electronics using our 3D technologies and, as a result, adversely affect our business, revenue and growth prospects.

The global economic environment in late 2008 and 2009 was volatile and continues to pose risks. The economy could remain significantly challenged for an indeterminate period of time. Present economic conditions could lead to a decrease in discretionary consumer spending, resulting in lower motion picture box office. In the event of declining box office revenue, motion picture studios may be less willing to release 3D motion pictures and motion picture exhibitors may be less willing to license our RealD Cinema Systems. Further, a decrease in discretionary consumer spending may adversely affect future demand for 3D consumer electronics products that may use our 3D technologies, which could cause our business, revenue and growth prospects to suffer.

The loss of members of our management or research and development teams could substantially disrupt our business operations.

Our success depends to a significant degree upon the continued individual and collective contributions of our management and research and development teams. A limited number of individuals have primary responsibility for managing our business, including our relationships with motion picture studios and exhibitors and consumer electronics manufacturers and the research and development of our 3D technologies. The loss of any of these individuals, including Michael V. Lewis, our Chairman and Chief Executive Officer, Joshua Greer, our President, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could impair our ability to sustain and grow our business. In addition, because we operate in a highly competitive industry, our hiring of qualified executives, scientists, engineers or other personnel may cause us or those persons to be subject to lawsuits alleging misappropriation of trade secrets, improper solicitation of employees or other claims.

Our ability to use our net operating loss carry forwards could be subject to additional limitation if our ownership has changed or will change by more than 50%, which could potentially result in increased future tax liability.

While currently subject to a full valuation allowance for purposes of preparing our consolidated financial statements (see the discussion below under the heading "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates—Deferred tax asset valuation and tax exposures"), we intend to use our U.S. net operating loss carry forwards to reduce any future U.S. corporate income tax liability associated with our operations. Section 382 of the U.S. Internal Revenue Code of 1986, as amended, generally imposes an annual limitation on the amount of net operating loss carry forwards that may be used to offset taxable income when a corporation has undergone significant changes in stock ownership. We have not determined whether such ownership change has previously occurred. It is possible that this offering, either on a standalone basis or when combined with past or future transactions (including, but not limited to, significant increases during the applicable testing period in the percentage of our stock owned directly or constructively by (i) any stockholder who owns 5% or more of our stock or (ii) some or all of the group of stockholders who individually own less than 5% of our stock), will cause us to undergo one or more ownership changes. In that event, our ability to use our net operating loss carry forwards could be adversely affected. To the extent our use of net operating loss carry forwards is significantly limited under the rules of Section 382 (as a result of this offering or otherwise), our income could be subject to U.S. corporate income tax earlier than it would if we were able to use net operating loss carry forwards, which could result in lower profits.

Risks related to the offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity to sell your shares at a price above the initial public offering price or at all.

Prior to this offering, there has been no public market for our common stock. An active and liquid public market for our common stock may not develop or be sustained after this offering. The price of our common stock in any such market may be higher or lower than the price you pay. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we and the selling stockholders negotiated with the representatives of the underwriters. This price may not be indicative of the price at which our common stock will trade after this offering, and our common stock could easily trade below the initial public offering price.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock could fluctuate significantly for various reasons, which include:

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our quarterly or annual earnings or those of our competitors;

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the public's reaction to our press releases, our other public announcements and our filings with the SEC;

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changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of our competitors;

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new laws or regulations or new interpretations of laws or regulations applicable to our business;

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changes in accounting standards, policies, guidance, interpretations or principles;

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changes in general conditions in the domestic and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

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litigation involving our company or investigations or audits by regulators into the operations of our company or our competitors; and

•
sales of common stock by our directors, executive officers and significant stockholders.

In addition, the stock market in general, and the market for technology and media companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. If litigation is instituted against us, it could result in substantial costs and a diversion of our management's attention and resources.

As a public company, we will become subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy, will increase our costs and may divert management attention from our business.

We have historically operated as a private company. After this offering, we will be required to file with the SEC annual and quarterly information and other reports. We will be required to ensure that we have the ability to prepare financial statements that comply with SEC reporting requirements on a timely basis. We will also become subject to other reporting and corporate governance requirements, including the listing standards of NYSE and applicable provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which will impose significant compliance obligations and costs upon us.

The changes required by becoming a public company will require a significant commitment of additional resources and management oversight that will cause us to incur increased costs and which might place a strain on our systems and resources. As a result, our management's attention might be diverted from other business concerns. In addition, we may be unable to accurately predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

After we become a public company, we will be required to assess our internal control over financial reporting on an annual basis, and any future adverse results from such assessment could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

After we become a public company, the Sarbanes-Oxley Act will require, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we will need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we expend significant management time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common stock could decline and we could be subject to sanctions or investigations by the Securities and Exchange Commission or other regulatory authorities, which could require additional financial and management resources.

Our internal control over financial reporting does not currently meet the standards set forth in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The adequacy of our internal control over financial reporting must be assessed by our management for each fiscal year. We do not currently have comprehensive documentation of our internal control over financial reporting, nor do we document or test our compliance with these controls on a periodic basis in accordance with Section 404 of the Sarbanes-Oxley Act.

Sales of outstanding shares of our stock into the market in the future could cause the market price of our stock to drop significantly, even if our business is doing well.

After this offering,                           shares of our common stock will be outstanding. Of these shares,                           will be freely tradable, without restriction, in the public market. Our directors, executive officers and certain security holders have agreed to enter into "lock-up" agreements with the underwriters, in which they will agree to refrain from selling their shares for a period of 180 days after this offering, subject to certain extensions. After the lock-up period expires,                            currently outstanding shares will be eligible for sale in the public market without restriction and                           currently outstanding shares will be eligible for sale in the public market subject to volume and other limitations under Rule 144 under the Securities Act,                           of which are currently held by directors, executive officers and other affiliates. If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up period expires, the trading price of our common stock could decline. J.P. Morgan Securities Inc. and Piper Jaffray & Co. may, in their sole discretion, permit our directors, officers, employees and security holders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

In addition, as of                           , 2010, there were                           shares underlying options and                           shares underlying warrants that were issued and outstanding, and we have an aggregate of                           shares of common stock reserved for future issuance under our equity incentive plans. These shares will become eligible for sale in the public market to the extent permitted by the provisions of various option and warrant agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our stock could decline.

Shortly after the effectiveness of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our equity incentive plans. Upon filing the Form S-8, shares of common stock issued upon the exercise of options or otherwise under our equity incentive plans will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates, and subject to the lock-up agreements described above.

You will suffer immediate and substantial dilution as a result of this offering, and may experience additional dilution in the future.

If you purchase common stock in this offering, you will experience immediate and substantial dilution of $             per share as the public offering price will be substantially greater than the tangible book value per share of our outstanding common stock after giving effect to this offering. The exercise of outstanding options and warrants, which have a weighted average exercise price of $             per share, and any future equity issuances by us will result in further dilution to investors.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Following the closing of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, shares that may be issued to satisfy our obligations under our equity incentive plans or shares of our authorized but unissued preferred stock. Issuances of common stock or preferred voting stock could reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, likely could result in your interest in us being subject to the prior rights of holders of that preferred stock.

We will have broad discretion in how we use a portion of the proceeds of this offering, and we may apply the proceeds to uses that will create losses.

We anticipate using proceeds of this offering for general corporate purposes, which may include investments in technology. We may also use a portion of the proceeds to acquire complementary businesses and for the repayment of indebtedness. Our management will have significant discretion in the use of our capital, and you may disagree with the way our funds are utilized. These proceeds may not be invested to yield a significant return, or any return at all, and we may incur substantial losses. As part of your investment decision, you will not be able to assess or direct how we apply the net proceeds of this offering.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not expect to pay dividends on shares of our common stock in the foreseeable future, and we intend to use cash to grow our business. Consequently, your only opportunity to achieve a positive return on your investment in us will be if the market price of our common stock appreciates.

Provisions in our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may depress the trading price of our stock.

Our certificate of incorporation and bylaws will contain provisions that could depress the trading price of our stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•
authorize the issuance of "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•
provide for a classified board of directors (three classes);

•
provide that stockholders may only remove directors for cause;

•
provide that stockholders may only remove directors prior to the expiration of their term upon a supermajority vote of at least 80% of our outstanding common stock;

•
provide that any vacancy on our board of directors, including a vacancy resulting from an increase in the size of the board, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum;

•
provide that a special meeting of stockholders may only be called by our board of directors or by our chief executive officer;

•
provide that action by written consent of the stockholders may be taken only if the board of directors first approves such action; provided that, notwithstanding the foregoing, we will hold an annual meeting of stockholders in accordance with NYSE rules, for so long as our shares are listed on NYSE, and as otherwise required by the bylaws;

•
provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•
establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Additionally, we will be subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder.

Forward-looking statements and other industry data

This prospectus, including the sections titled "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations" and "Business," contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus, other than statements of historical fact, are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words "may," "continue," "estimate," "intend," "plan," "will," "believe," "expect," "seek," "anticipate" and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:

•
our ability to continue to derive substantial revenue from the licensing of our 3D technologies for use in the motion picture industry, and our ability to generate substantial revenue from the licensing of our 3D technologies for use in the 3D consumer electronics market;

•
the progress, timing and amount of expenses associated with our research and development activities;

•
the anticipated conversion by motion picture exhibitors of their theaters from analog to digital;

•
the deployment of additional RealD Cinema Systems by our motion picture exhibitor licensees;

•
market and industry trends, including growth in 3D content;

•
our ability to successfully implement our business plan;

•
our business strategy;

•
our market position;

•
our projected operating results;

•
the integration of acquired businesses;

•
our ability to adapt to rapidly changing technology and evolving industry standards, and our ability to introduce new products and services;

•
our ability to compete with other companies that are or may be developing or marketing technologies that are competitive with our technologies;

•
our ability to attract and motivate key personnel; and

•
other factors discussed elsewhere in this prospectus.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in "Risk factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See "Where you can find additional information."

This prospectus also contains estimates and other information concerning our industry, including market size and growth rates, that we obtained from industry publications, surveys and forecasts. Unless we otherwise specify, industry and market data is given on a calendar year basis and is current as of December 31, 2009. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we believe the information in these industry publications, surveys and forecasts is reliable, we have not independently verified the accuracy or completeness of the information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "Risk factors."

 Use of proceeds

We estimate that the net proceeds of the sale of the common stock that we are offering will be approximately $              million, or $              million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $             per share, which is the midpoint of the estimated offering price range listed on the front cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $              million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus remains the same, or approximately $              million if the underwriters' option to purchase additional shares is exercised in full, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering to repay             indebtedness outstanding under our term loan and revolving credit facilities, which will become due and payable upon the closing of this offering, and for general corporate purposes, including investments in technology. As of December 25, 2009, approximately $20.2 million was outstanding with a weighted average interest rate of 6.81% and a maturity of December 31, 2010. We may also use a portion of the net proceeds to acquire complementary businesses.

Although we currently anticipate that we will use the net proceeds of this offering as described above, there may be circumstances where a reallocation of funds may be necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our development efforts and our operating costs and expenditures. Accordingly, our management will have significant flexibility in the expenditure of the net proceeds of this offering.

Pending use of the proceeds from this offering, we intend to invest the net proceeds in short-term interest-bearing, investment-grade securities.

We will not receive any of the proceeds from any sale of shares by the selling stockholders.

Dividend policy

We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Instead, we expect that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon various factors, including our financial condition, results of operations, capital requirements, any restrictions that may be imposed by applicable law and our contracts and such other factors as are deemed relevant by our board of directors.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of December 25, 2009:

•
on an actual basis;
•
on a pro forma basis to reflect:

  (i)    the automatic conversion of all outstanding shares of convertible preferred stock into 11,223,811 shares of common stock;

  (ii)   the exercise by selling stockholders of options to purchase an aggregate of                    shares of common stock at a weighted average exercise price of $           per share, for total proceeds to us of $           ;

  (iii)  the exercise by selling stockholders of warrants to purchase an aggregate of                    shares of common stock at a weighted average exercise price of $           per share, for total proceeds to us of $           ;

  (iv)  the net issuance of                    shares of common stock upon the cashless net exercise by selling stockholders of warrants to purchase an aggregate of                    shares of common stock at a weighted average exercise price of $           per share;

  (v)   the amendment and restatement of our certificate of incorporation in connection with the closing of this offering, which will increase our authorized capital stock; and

  (vi)  the sale by us of                    shares of common stock in this offering at an initial public offering price of $           per share, the midpoint of the estimated price range shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us of $            million.

You should read this table together with "Use of proceeds," "Management's discussion and analysis of financial condition and results of operations," "Description of capital stock" and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of December 25, 2009
(dollars in thousands, except share data)	Actual	Pro forma

	(Unaudited)
Cash and cash equivalents	$2,922	$

Total indebtedness (including short-term indebtedness)	$29,227	$
Series C mandatorily redeemable convertible preferred stock	59,738
Stockholders' deficit:
Series A convertible preferred stock	1,978
Series B convertible preferred stock	2,970
Series D convertible preferred stock	19,952
Common stock: no par value; 35,000,000 shares authorized, 16,404,638 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma	45,230
Accumulated deficit	(114,919)
Total equity (deficit)	(42,485)

Total capitalization	$1,691	$

The table above excludes the following shares:

•
2,445,561 shares of common stock issuable upon the exercise of motion picture exhibitor options, outstanding as of December 25, 2009, at an exercise price of $0.01 per share, on an actual and pro forma basis;

•
726,000 shares of common stock issuable upon the exercise of warrants outstanding as of December 25, 2009, at a weighted average exercise price of $1.25 per share, on a pro forma basis; and

•
3,731,915 shares of common stock issuable upon the exercise of options outstanding as of December 25, 2009, at a weighted average exercise price of $3.60 per share, on an actual and pro forma basis.

 Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately upon completion of this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of December 25, 2009 after giving effect to the conversion of all of our outstanding convertible preferred stock into an aggregate of 11,223,811 shares of our common stock, which will occur immediately upon the completion of this offering.

New investors participating in this offering will incur immediate, substantial dilution. As of December 25, 2009, our net tangible book value was approximately $            million, or $           per share of common stock. After giving effect to (i) the sale of                    shares of common stock by us in this offering at an assumed initial public offering price of $                    per share, the midpoint of the estimated offering price range shown on the front cover of this prospectus, and (ii) the deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 25, 2009 would have been $            million, or $           per share of common stock. This represents an immediate increase in pro forma net tangible book value of $           per share of common stock to our existing stockholders and an immediate dilution of $           per share to new investors. The following table illustrates the per share dilution without giving effect to the exercise by certain selling stockholders of options and warrants in connection with this offering and the option granted to the underwriters to purchase additional shares:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 25, 2009	$
Increase in net tangible book value per share attributable to new investors
Pro forma net tangible book value per share to new investors
Dilution per share to purchasers in this offering

The foregoing computation of dilution to new investors does not give effect to the additional dilution as a result of the exercise by certain selling stockholders of options and warrants in connection with this offering. Assuming the issuance of                    shares of common stock (i) upon exercise in full of all of our outstanding options to purchase common stock at a weighted average exercise price of $                    per share and (ii) upon exercise in full of all of our outstanding warrants to purchase common stock at a weighted average exercise price of $           per share, in each case at December 25, 2009, pro forma net tangible book value at December 25, 2009, would be $           per share, representing an immediate dilution of $                    per share to our existing stockholders and, after giving effect to the sale of                    shares of common stock in this offering, there would be an immediate dilution of $           per share to new investors.

Each $1.00 increase (decrease) in the assumed initial public offering price of $           per share, the midpoint of the estimated offering price range shown on the front cover of this prospectus, would increase (decrease) our pro forma net tangible book value per share after this offering by $           per share and the dilution in net tangible book value to new investors

by $           per share, assuming the number of shares of common stock offered by us, as set forth on the front cover of this prospectus, remains the same.

The following table summarizes as of December 25, 2009 the number of our shares purchased, the total consideration and the average price per share, after giving effect to (i) the conversion of all outstanding shares of convertible preferred stock into common stock, (ii) the exercise of warrants and options by the selling stockholders in this offering, (iii) the differences between the number of shares of common stock purchased from us, and (iv) the aggregate cash consideration paid and the average price per share paid by existing stockholders and purchasers of common stock in this offering. The calculation below is based on an assumed initial public offering price of $           per share, the midpoint of the estimated offering price range shown on the front cover of this prospectus, before the deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing stockholders		%	$	%	$
New investors					$

Total		%	$	%

Each $1.00 increase (decrease) in the assumed initial public offering price of $           per share, the midpoint of the estimated offering price range shown on the front cover of this prospectus, would increase (decrease) total consideration paid by new investors to us by $            million and would increase (decrease) the average price per share to new investors by $1.00, assuming the number of shares of common stock offered by us, as set forth on the front cover of this prospectus, remains the same.

If the underwriters' option to purchase additional shares is exercised in full, the following will occur:

•
the percentage of shares of common stock held by existing stockholders will decrease to approximately         % of the total number of shares of our common stock outstanding after this offering; and

•
the number of shares held by new investors will increase to                    , or approximately           %, of the total number of shares of our common stock outstanding after this offering.

Selected consolidated financial and other data

The following selected consolidated financial and other data should be read together with the more detailed information contained in "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal years ended March 31, 2007, March 31, 2008 and March 27, 2009, and the summary consolidated balance sheet data as of March 31, 2008 and March 27, 2009, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the nine months ended December 26, 2008 and December 25, 2009, and the summary consolidated balance sheet data as of December 25, 2009, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2006 and the year ended December 31, 2005, and the summary consolidated balance sheet data as of December 31, 2005 and March 31, 2006 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. The unaudited consolidated financial statements include, in our opinion, all adjustments consisting only of normal, recurring adjustments that we consider necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected for future periods.

	Year ended	Three months ended
			Year ended			Nine months ended
(dollars in thousands, except share and per share data)
	Dec. 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

	(unaudited)					(unaudited)
Consolidated Statement of Operations Data:
Revenue	$6,960	$2,164	$15,885	$23,378	$39,675	$21,640	$95,954
Cost of revenue	5,937	693	13,985	13,500	27,107	13,580	84,685
Gross margin	1,023	1,471	1,900	9,878	12,568	8,060	11,269
Operating expenses:
Research and development	3,514	929	4,677	11,166	8,915	6,019	7,327
Selling and marketing	1,776	358	2,521	7,311	11,009	6,612	11,123
General and administrative	2,188	904	4,294	8,006	7,940	6,541	9,870
Total operating expenses	7,478	2,191	11,492	26,483	27,864	19,172	28,320
Operating loss	(6,455)	(720)	(9,592)	(16,605)	(15,296)	(11,112)	(17,051)
Interest expense	(191)	(769)	(3,045)	(1,257)	(949)	(661)	(1,149)
Income tax expense	—	—	116	20	219	138	1,431
Net loss	(6,621)	(1,426)	(12,734)	(29,685)	(16,364)	(11,761)	(20,301)
Accretion of preferred stock	—	—	(789)	(8,001)	(9,826)	(7,369)	(9,278)
Net loss attributable to common stockholders	$(6,621)	$(1,426)	$(13,504)	$(37,265)	$(25,463)	$(18,633)	$(28,853)
Basic and diluted loss per share of common stock	$(0.55)	$(0.11)	$(1.01)	$(2.36)	$(1.59)	$(1.17)	$(1.77)
Shares used in computing basic and diluted loss per share of common stock	12,027,639	13,047,874	13,315,825	15,808,970	16,017,819	15,985,093	16,302,746
Pro forma basic and diluted loss per share of common stock (unaudited)(1)(2)					(0.57)		$(0.71)
Shares used in computing pro forma basic and diluted loss per share of common stock (unaudited)(1)(2)					27,241,630		27,526,557

	As of
(dollars in thousands)	December 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008	March 27, 2009	December 25, 2009

						(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$913	$944	$7,628	$9,448	$15,704	$2,922
Total assets	9,903	8,174	90,133	70,811	96,548	123,442
Total indebtedness (including short-term indebtedness)	6,033	4,561	17,714	7,966	14,863	29,227
Mandatorily redeemable convertible preferred stock	—	—	32,632	40,633	50,459	59,738
Total equity (deficit)	(2,549)	(2,191)	1,209	(14,565)	(31,945)	(42,485)

	Year ended			Nine months ended
(dollars in thousands)	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

				(unaudited)
Consolidated Other Data:
Capital expenditures	$10,423	$12,898	$12,072	$8,990	$19,794
Depreciation and amortization	1,612	5,296	5,598	4,142	5,387
Adjusted EBITDA(4)	(6,575)	(3,768)	1,072	(1,588)	11,831
Cash flows provided by (used in):
Operating activities	6,442	(1,583)	10,134	1,288	(6,915)
Investing activities	(37,899)	(9,988)	(12,107)	(9,025)	(19,794)
Financing activities	(38,198)	13,391	8,229	8,549	13,927

	Year ended			Nine months ended
	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

Number of RealD-enabled screens (at period end)
Total domestic RealD-enabled screens	617	997	1,703	1,323	2,803
Total international RealD-enabled screens	57	176	405	225	1,483
Total RealD-enabled screens	674	1,173	2,108	1,548	4,286
Number of locations with RealD-enabled screens (at period end)
Total domestic locations with RealD-enabled screens	490	673	1,147	886	1,690
Total international locations with RealD-enabled screens	57	172	376	217	962
Total locations with RealD-enabled screens	547	845	1,523	1,103	2,652

(1)
For more information regarding loss per share calculations, see Note 2, "Net loss per common share," to our consolidated financial statements, which are included elsewhere in this prospectus.

(2)
Pro forma basic and diluted loss per share has been calculated assuming the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock, as of the beginning of the period, with each share of convertible preferred stock converting into one share of common stock. See Note 8, "Mandatorily redeemable convertible preferred stock and equity (deficit)," to our consolidated financial statements, which are included elsewhere in this prospectus.

(3)
See "Management's discussion and analysis of financial condition and results of operations—Non-U.S. GAAP discussion."

(4)
Adjusted EBITDA is a Non-U.S. GAAP financial measure. For a definition of Adjusted EBITDA on reconciliation to net loss, the most comparable U.S. GAAP item, see "Non-U.S. GAAP discussion."

Management's discussion and analysis of
financial condition and results of operations

The following discussion should be read together with our consolidated financial statements and accompanying notes, which are included elsewhere in this prospectus. In addition to historical information, this discussion includes forward-looking information that involves risks and assumptions which could cause actual results to differ materially from management's expectations. See "Risk factors" and "Forward-looking statements and other industry data."

Overview

We are a leading global licensor of 3D technologies. Our extensive intellectual property portfolio enables a premium 3D viewing experience in the theater, the home and elsewhere. We license our RealD Cinema Systems to motion picture exhibitors that show 3D motion pictures and alternative 3D content. We also provide our RealD Format, active and passive eyewear, and display and gaming technologies to consumer electronics manufacturers and content providers and distributors to enable the delivery and viewing of 3D content on high definition televisions, laptops and other displays. Our cutting-edge 3D technologies have been used for applications such as piloting the Mars Rover, heads-up displays for military jets and robotic medical procedures.

For financial reporting purposes, we currently have one reportable segment. We have three operating segments: cinema, consumer electronics and professional within which we market our various applications. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Chief Executive Officer. We aggregate our three operating segments into one reportable segment based on qualitative factors, including similar economic characteristics and the nature of the products and services. Our product portfolio is used in applications that enable a premium 3D viewing experience across these segments. We currently generate substantially all of our revenue from the license of our RealD Cinema Systems and the use and sale of our eyewear.

Key business metrics

Our management regularly reviews a number of business metrics, including the following key metrics to evaluate our business, monitor the performance of our business model, identify trends affecting our business, determine the allocation of resources, make decisions regarding corporate strategies and evaluate forward-looking projections. The measures that we believe are the primary indicators of our quarterly and annual performance are as follows:

•
Number of screens. Domestic screens are motion picture theater screens in the United States or Canada showing 3D content using our RealD Cinema Systems. International screens are motion picture theater screens outside the United States and Canada showing 3D content using our RealD Cinema System.

•
Number of locations. Domestic locations are motion picture exhibition complexes in the United States or Canada with one or more screens showing 3D content using our RealD Cinema Systems. International locations are motion picture exhibition complexes outside the

  United States and Canada with one or more screens showing 3D content using our RealD Cinema Systems.

•
Number of 3D motion pictures. Total 3D motion pictures are the number of 3D motion pictures that are exhibited for more than three showings per day and for a period in excess of one week and for which we receive a license fee from the motion picture exhibitor during the relevant period.

•
Adjusted EBITDA. We use Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as net loss, plus interest expense, net, income taxes and depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our core operating performance. We consider our core operating performance to be that which can be affected by our managers in any particular period through their management of the resources that affect our underlying revenue and profit generating operations that period. However, Adjusted EBITDA is not a recognized measurement under U.S. GAAP and should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP. For further discussion regarding Adjusted EBITDA, see "—Non-U.S. GAAP discussion."

The following table sets forth additional performance highlights of key business metrics for the periods presented:

	Year ended			Nine months ended
	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

Number of RealD-enabled screens (at period end)
Total domestic RealD-enabled screens	617	997	1,703	1,323	2,803
Total international RealD-enabled screens	57	176	405	225	1,483
Total RealD-enabled screens	674	1,173	2,108	1,548	4,286
Number of locations with RealD-enabled screens (at period end)
Total domestic locations with RealD-enabled screens	490	673	1,147	886	1,690
Total international locations with RealD-enabled screens	57	172	376	217	962
Total locations with RealD-enabled screens	547	845	1,523	1,103	2,652
Number of 3D motion pictures (released during period)	3	5	8	4	11

Performance highlights for Adjusted EBITDA, another key business metric and a Non-U.S. GAAP financial measure, is presented below under the caption "—Non-U.S. GAAP discussion."

If we are successful in expanding our business with consumer electronics manufacturers and content producers and distributors to incorporate our RealD Format and display and gaming technologies into their products and platforms, our key business metrics in our fiscal year ending March 31, 2011 may include the number of units of 3D-enabled plasma and LCD televisions, interactive gaming consoles and laptop computers shipped in that period.

Opportunities, trends and factors affecting comparability

We have rapidly evolved and expanded our business since we acquired ColorLink in March 2007. This expansion has included hiring most of our senior management team, acquiring and growing our research and development facilities in Boulder, Colorado, and building infrastructure to support our business. These investments in and changes to our business have allowed us to significantly increase our revenue and key business metrics. We expect to continue to invest for the foreseeable future in expanding our business as we increase our direct sales and marketing presence in the United States, Europe, Asia and other geographic regions, enhance and expand our technology and product offerings and pursue strategic acquisitions.

Cinema

The shift in the motion picture industry from analog to digital over the past decade has created an opportunity for new and transformative 3D technologies. As of December 25, 2009, there were approximately 16,000 theater screens using digital cinema projectors out of approximately 149,000 total theater screens worldwide, of which 4,286 were RealD-enabled (increasing to 5,321 RealD-enabled screens as of March 26, 2010). DCIP recently completed its financing that will fund the digital conversion of approximately 14,000 additional domestic theater screens operated by our licensees AMC, Cinemark and Regal. We believe the increasing number of digital cinema screens to be financed by DCIP will further the penetration of additional RealD-enabled screens in the domestic market. Since the release of Chicken Little in 2005 through the end of 2009, 27 3D motion pictures have been released. We anticipate that 21 3D motion pictures will be released worldwide during 2010, including sequels to successful major motion picture franchises such as Harry Potter, Shrek and Toy Story. As the number of RealD-enabled screens and 3D motion pictures released increases, we expect that our revenue and capital needs will continue to grow.

Consumer electronics

We have recently made available our RealD Format, active and passive eyewear, and display and gaming technologies to consumer electronics manufacturers and content distributors to enable 3D in high definition televisions, laptops and other displays in the home and elsewhere. We believe that the recent success of major 3D motion pictures, including Avatar and Alice in Wonderland, is leading to the creation and distribution of 3D content for the consumer electronics market. The development of this market represents a significant opportunity for new revenue.

Motion picture exhibitor stock options

We expect to incur variability in our license revenue in connection with stock options issued to some of our motion picture exhibitor licensees that vest upon the achievement of screen installation targets. For further discussion regarding exhibitor stock options, see "Key components of our results of operations—Revenue—Motion picture exhibitor stock options" and "Critical accounting policies and estimates."

Public company expenses

We have historically operated as a private company. After this offering, we will incur additional general and administrative expenses to comply with SEC reporting requirements, the listing standards of the NYSE and provisions of the Sarbanes-Oxley Act of 2002.

Other

We expect the accretion of preferred stock to be eliminated after this offering when the preferred stock is converted into common stock. Beginning upon the closing of this offering, we will no longer incur management fees to the holder of our Series C preferred stock.

Key components of our results of operations

Revenue

We derive substantially all of our revenue from the license of our RealD Cinema Systems and the use and sale of our RealD eyewear.

We license our RealD Cinema Systems in multi-year (typically five years or longer) agreements that are generally exclusive with our motion picture exhibitor licensees in both the domestic and international markets. Our license agreements for our RealD Cinema Systems are typically structured on a per-admission, periodic fixed-fee, or per-motion picture basis. Currently, our license revenue is derived principally on a per-admission basis.

We generate product revenue from the distribution of RealD eyewear to motion picture studios and exhibitors worldwide. Domestically, we charge motion picture studios a per use fee for our RealD eyewear. The motion picture studios then provide our RealD eyewear to domestic motion picture exhibitors together with the licensing of the studios' 3D motion pictures. Most international motion picture exhibitors purchase RealD eyewear directly from us and sell them to consumers as part of their admission or as a concession item. Product revenue is principally derived from the use and sale of RealD eyewear. International revenue is primarily earned in Europe, Asia and Australia.

Our cinema business is strongly tied to the release of 3D motion pictures. These motion pictures tend to be released based on specific consumer entertainment dynamics, which results in seasonal patterns, with the largest number of motion pictures being released in summer and early winter. We also expect to derive revenue from the licensing of our RealD Format, active and passive eyewear, and display and gaming technologies to consumer electronics manufacturers and content producers and distributors. As a result, we expect a portion of our revenue growth in the future to be affected by the consumer electronics market, including the impact of supply chain timelines of the major consumer electronics manufacturers.

We record revenue net of motion picture exhibitor stock options and estimated revenue allowances. Historically, allowances, which include accruals for product returns, have been insignificant, amounting to less than 2% of gross revenue.

Upfront payments for the purchase of RealD eyewear and license fees associated with certain motion picture exhibitor license agreements are recorded as deferred revenue until the applicable revenue recognition criteria are met.

Motion picture exhibitor stock options.    In connection with some of our motion picture exhibitor license agreements, we issued to the motion picture exhibitors a 10-year option to purchase shares of our common stock at $0.01 per share. The stock options vest upon the achievement of screen installation targets. Motion picture exhibitor stock options are valued at the underlying stock price at each reporting period until the targets are met. Accordingly, the value and impact on our revenue after this offering will fluctuate based on the trading price of our stock on the NYSE. Amounts recognized are based on the number of RealD-enabled screens as a percentage of total screen targets. The stock options do not have net cash settlement features. Amounts recorded as a revenue reduction totaled $16.8 million for the nine months ended December 25, 2009, $2.3 million for the nine months ended December 26, 2008 and $4.9 million for the year ended March 27, 2009. As of December 25, 2009, reduction to revenue resulting from unrecognized motion picture exhibitor stock options totaled $29.7 million based upon an estimated fair value of our common stock of $21 per share. Reductions to revenue resulting from motion picture exhibitor stock options may increase as the estimated fair value of our common stock and number of RealD-enabled screens increase. We did not issue stock options to our motion picture exhibitor licensees prior to our fiscal year 2009.

Cost of revenue and operating expenses

Cost of revenue principally consists of depreciation expense of our RealD Cinema Systems deployed at a motion picture exhibitor's premises, digital projector depreciation expenses, RealD eyewear costs (including shipping, handling and recycling costs) and occupancy costs.

We classify our operating expenses into three categories: research and development, selling and marketing and general and administrative. Personnel costs include salaries, bonuses, benefits and share-based compensation. We allocate share-based compensation expense resulting from the amortization of the fair value of stock options granted based on how we categorize the department in which the stock option holder works.

Research and development.    Research and development costs principally consist of personnel costs related to our research and development staff, depreciation and amortization of research and development assets, prototype and materials costs, the cost of third-party service providers supporting our research and development efforts and occupancy costs.

Selling and marketing.    Selling and marketing costs principally consist of personnel costs related to our selling and marketing staff, advertising costs, including promotional events and other brand building initiatives and product marketing expenses, corporate communications, professional fees, occupancy costs and travel expenses.

General and administrative.    General and administrative costs principally consist of personnel costs related to our executive, legal, finance, and human resources staff, professional fees including legal and accounting costs, occupancy costs and internal costs in preparation to become a public company. Additionally, general and administrative costs include sales, use and property taxes and management fees payable to a stockholder, which will terminate upon consummation of this offering. For our U.S. cinema license and product revenue, we absorb the majority of sales and use taxes and do not pass such costs on to our customers.

Results of operations

The following table sets forth our consolidated statements of operations and other data for each of the periods indicated:

	Year ended			Nine months ended
(dollars in thousands)	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

				(unaudited)
Consolidated statements of operations data:
Gross revenue	$16,088	$23,633	$45,043	$23,980	$112,941
Reductions to gross revenue	(203)	(255)	(5,368)	(2,340)	(16,987)

Net revenue	15,885	23,378	39,675	21,640	95,954
Cost of revenue	13,985	13,500	27,107	13,580	84,685

Gross margin	1,900	9,878	12,568	8,060	11,269
Operating expenses:
Research and development	4,677	11,166	8,915	6,019	7,327
Selling and marketing	2,521	7,311	11,009	6,612	11,123
General and administrative	4,294	8,006	7,940	6,541	9,870

Total operating expenses	11,492	26,483	27,864	19,172	28,320

Operating loss	(9,592)	(16,605)	(15,296)	(11,112)	(17,051)
Interest expense	(3,045)	(1,257)	(949)	(661)	(1,149)
Other income (loss)	45	(7)	100	150	(670)

Loss from continuing operations before income taxes	(12,592)	(17,869)	(16,145)	(11,623)	(18,870)
Income tax expense	116	20	219	138	1,431

Loss from continuing operations	(12,708)	(17,889)	(16,364)	(11,761)	(20,301)
Discontinued operations, net of tax	(26)	(11,796)	—	—	—

Net loss	(12,734)	(29,685)	(16,364)	(11,761)	(20,301)
Net loss attributable to noncontrolling interests	19	421	727	497	726
Accretion of preferred stock	(789)	(8,001)	(9,826)	(7,369)	(9,278)

Net loss attributable to RealD common stockholders	$(13,504)	$(37,265)	$(25,463)	$(18,633)	$(28,853)

Other data:
Adjusted EBITDA(1)	$(6,575)	$(3,768)	$1,072	$(1,588)	$11,831

(1)
Adjusted EBITDA is a Non-U.S. GAAP financial measure. For a definition of Adjusted EBITDA and reconciliation to net loss, the most comparable U.S. GAAP item, see "—Non-U.S. GAAP discussion."

The following table sets forth our consolidated statements of operations and other data as a percentage of net revenue for each of the periods indicated:

	Year ended			Nine months ended
	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

				(unaudited)
Consolidated statements of operations data:
Net revenue	100%	100%	100%	100%	100%
Cost of revenue	88.0	57.7	68.3	62.8	88.3
Gross margin	12.0	42.3	31.7	37.2	11.7
Operating expenses:
Research and development	29.4	47.8	22.5	27.8	7.6
Selling and marketing	15.9	31.3	27.7	30.6	11.6
General and administrative	27.0	34.2	20.0	30.2	10.3

Total operating expenses	72.3	113.3	70.2	88.6	29.5

Operating loss	(60.4)	(71.0)	(38.6)	(51.3)	(17.8)
Interest expense	(19.2)	(5.4)	(2.4)	(3.1)	(1.2)
Other income (loss)	0.3	(0.0)	0.3	0.7	(0.7)

Loss from continuing operations before income taxes	(79.3)	(76.4)	(40.7)	(53.7)	(19.7)
Income tax expense	0.7	0.1	0.6	0.6	1.5

Loss from continuing operations	(80.0)	(76.5)	(41.2)	(54.3)	(21.2)
Net loss	(80.2)%	(127.0)%	(41.2)%	(54.3)%	(21.2)%

Other data:
Adjusted EBITDA(1)	(41.4)%	(16.1)%	2.7%	(7.3)%	12.3%

(1)
For a definition of Adjusted EBITDA and reconciliation to net loss, the most comparable U.S. GAAP item, see "—Non-U.S. GAAP discussion."

The following table sets forth share-based compensation and depreciation and amortization included in the above line items:

	Year ended			Nine months ended
Share-based compensation (dollars in thousands)	March 31, 2007	March 31, 2008	March 31, 2009	December 26, 2008	December 25, 2009

				(unaudited)
Cost of revenue	$37	$88	$46	$32	$60
Research and development	186	809	866	700	754
Selling and marketing	104	441	744	548	1,188
General and administrative	257	169	276	190	228

Total	$584	$1,507	$1,932	$1,470	$2,230

	Year ended			Nine months ended
Depreciation and amortization (dollars in thousands)	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

				(unaudited)
Cost of revenue	$1,078	$3,772	$4,655	$3,424	$5,004
Research and development	242	991	745	561	313
Selling and marketing	55	406	114	92	14
General and administrative	237	127	84	65	56

Total	$1,612	$5,296	$5,598	$4,142	$5,387

In the period to period comparative discussion below, we describe our net revenue, license revenue (composed principally of revenue from our RealD Cinema Systems), and product and other revenue (principally composed of our RealD eyewear and, to a much lesser extent, professional product revenue).

Nine months ended December 25, 2009 compared to nine months ended December 26, 2008

Revenue

For the nine months ended December 25, 2009, net revenue increased $74.3 million to $96.0 million compared to $21.6 million for the nine months ended December 26, 2008.

	Nine months ended
(dollars in thousands)	December 26, 2008	December 25, 2009	Amount change	Percentage change

		(unaudited)
Revenue:
Gross license	$10,749	$44,447	$33,698	313.5%
Motion picture exhibitor options	(2,287)	(16,777)	(14,490)	633.6%
Other reductions	(13)	(165)	(152)	1169.2%

Net license	8,449	27,505	19,056	225.5%

Gross product and other	13,231	68,494	55,263	417.7%
Reductions	(40)	(45)	(5)	12.5%

Net product and other	13,191	68,449	55,258	418.9%

Total net revenue	$21,640	$95,954	$74,314	343.4%

Other data:
Number of RealD-enabled screens (at period end)
Total domestic RealD-enabled screens	1,323	2,803	1,480	111.9%
Total international RealD-enabled screens	225	1,483	1,258	559.1%
Total RealD-enabled screens	1,548	4,286	2,738	176.9%
Number of locations with RealD-enabled screens (at period end)
Total domestic locations with RealD-enabled screens	886	1,690	804	90.7%
Total international locations with RealD-enabled screens	217	962	745	343.3%
Total locations with RealD-enabled screens	1,103	2,652	1,549	140.4%
Number of 3D motion pictures (released during period)	4	11	7	175.0%

This significant increase in net revenue was primarily due to an increase in the number of RealD-enabled screens, an increase in the number of 3D motion pictures released and the resulting increase in the box office of 3D motion pictures on RealD-enabled screens.

Net license revenue for the nine months ended December 25, 2009 includes admission-based fees related to the following motion pictures: Up ($8.0 million), Monsters vs. Aliens ($4.9 million), Ice Age 3 ($6.0 million), GForce ($3.4 million), Christmas Carol ($3.6 million) and Avatar ($4.4 million). Net license revenue for the nine months ended December 26, 2008 includes admission-based fees related to the following motion pictures: Journey to the Center of the Earth ($2.0 million), Bolt ($1.4 million) and Fly Me to the Moon ($0.4 million). Both domestically and internationally, our net license revenue increased during the period as a result of the increased number of RealD-enabled screens and the number of 3D motion pictures increasing the box office. The significant increase in gross license revenue was partially offset by higher reductions to gross license revenue relating to motion picture exhibitor stock options. Reduction to revenue resulting from motion picture exhibitor stock options increased based upon the change in the estimated fair value of our common stock and the number of RealD-enabled screens of the related exhibitor. The reduction to revenue resulting from motion picture exhibitor stock options in the nine month period ended December 25, 2009 assumes an estimated fair value of our common stock of $21 per share and 1,104 deployed RealD Cinema Systems out of 4,500 RealD Cinema Systems set forth in the performance vesting targets.

The increase in our net product revenue in the nine months ended December 25, 2009, as compared to the period ended December 26, 2008, was primarily a result of an increase in the number of consumers attending 3D motion pictures using our RealD eyewear. The growth in our product revenue was partially offset by a continued decline in our 3D professional revenue.

We expect our future revenue, particularly in our license business, will be driven by the number of RealD-enabled screens and motion pictures released in 3D. During the period, our product revenue experienced price pressures. As the volume of RealD eyewear usage increases as a result of an expanding 3D motion picture slate and box office, we anticipate additional price pressure from our customers.

Cost of revenue

	Nine months ended
(dollars in thousands)	December 26, 2008	December 25, 2009	Amount change	Percentage change

	(unaudited)
Net revenue	$21,640	$95,954	$74,314	343.4%

Cost of revenue:
License	$4,014	$7,099	$3,085	76.9%
Product and other	9,566	77,586	68,020	711.1%

Total cost of revenue	$13,580	$84,685	$71,105	523.6%

Gross margin	$8,060	$11,269	$3,209	39.8%
Gross margin percentage	37.2%	11.7%

Our cost of revenue increased primarily due to increased RealD eyewear sales. Cost of revenue increased, as a percentage of net revenue, to 88.3% for the nine months ended December 25,

2009, as compared to 62.8% for the nine months ended December 25, 2008. The decrease in gross margin was primarily due to the increased use of RealD eyewear which generates lower gross margin. The increased use of RealD eyewear was driven by increased attendance.

License cost of revenue increased primarily as a result of a $1.7 million increase in depreciation expense and a $0.8 million increase in repairs and maintenance, in each case, resulting from an increase in RealD-enabled screens.

We had a negative product and other gross margin of $9.1 million for the nine months ended December 25, 2009 primarily due to RealD eyewear. The increase in our cost of product revenue and negative gross margin are a result of the increase in the volume of RealD eyewear. In the nine month period ended December 25, 2009, we began to fully assume the logistics costs for domestic distribution of RealD eyewear and commenced a domestic recycling program. Significant costs associated with the establishment and expansion of the recycling program have been expensed in the period incurred, which further reduced gross margin. Recycling costs totaled $3.9 million during the nine months ended December 25, 2009, and include program start up costs, the cost to transport RealD eyewear between theaters and the recycling production facility and costs to process the RealD eyewear for reuse. As we improve and expand our recycling efforts to achieve a lower average unit cost, we may continue to incur a negative product gross margin.

Our cost of revenue as a percentage of net revenue will be affected in the future by the relative mix of net license and net product revenue and the impact of motion picture exhibitor options. As the number of RealD-enabled screens and the number of 3D motion pictures and attendance increase, we expect our total cost of revenue will continue to increase. In particular, we are incurring significant air shipping costs to meet the demand for our RealD eyewear. We expect this increase to be partially offset by the benefits of the full implementation of cost reduction efforts and increased recycling of our RealD eyewear.

Operating expenses

	Nine months ended
(dollars in thousands)	December 26, 2008	December 25, 2009	Amount change	Percentage change

	(unaudited)
Research and development	$6,019	$7,327	$1,308	21.7%
Selling and marketing	6,612	11,123	4,511	68.2%
General and administrative	6,541	9,870	3,329	50.9%

Total operating expenses	$19,172	$28,320	$9,148	47.7%

Research and development.    Our research and development expenses increased primarily due to a $1.0 million increase in personnel costs, as we increased the number of research and development personnel to 28 at December 25, 2009 from 23 at December 26, 2008 to increase our product development and engineering capabilities. We expect to increase our research and development expenses to support our anticipated growth in consumer electronics projects and initiatives, primarily for additional personnel, consultants and prototype and materials costs, as well as for continued investment in our cinema business.

Selling and marketing.    Our selling and marketing expenses increased primarily due to our expansion into Europe, additional advertising and marketing initiatives, and higher personnel costs. As a result of the establishment of our European office, our selling and marketing expenses increased $1.1 million. Personnel costs increased $2.3 million, or 121.0%, driven primarily by our expansion of marketing efforts worldwide, including new employees in our European office, and executive bonuses. The total number of selling and marketing personnel increased to 14 at December 25, 2009 from 11 at December 26, 2008. The remainder of the increase was due to additional spending on advertising, marketing programs and sales promotions. Personnel costs and advertising spending are expected to continue to increase in order to drive revenue growth. We expect to incur additional selling and marketing expenses in fiscal year 2011 as we increase our international marketing efforts, particularly in Asia, and build our consumer electronics business worldwide.

General and administrative.    Our general and administrative expenses increased primarily due to a $2.2 million increase in sales and use taxes as a result of increased revenue. We absorb the majority of all sales and use taxes in the United States and do not pass such costs on to our customers. Personnel costs increased $0.9 million, or 67.7%, as we increased the number of general and administrative employees to 14 at December 25, 2009 from 10 at December 26, 2008 to support our overall growth. We expect to incur additional general and administrative expenses for sales and use taxes as our revenue in the United States grows, as well as to comply with SEC reporting requirements, stock exchange listing standards and provisions of the Sarbanes-Oxley Act of 2002.

Other

Interest expense.    Our interest expense increased primarily due to increases in borrowings under our credit facility. Our borrowings under the credit facility increased to $20.1 million at December 25, 2009 from $5.0 million at December 26, 2008. With the use of proceeds of this offering, we expect to pay down indebtedness, which would decrease our interest expense.

Income tax.    We have not incurred significant income tax expense due to our net losses. We have net operating losses that may potentially be offset against future earnings. As of December 25, 2009, we are incurring an increasing amount of income tax expense that relates primarily to state income tax and international operations. We file federal income tax returns and income tax returns in various state and foreign jurisdictions. With few exceptions, we are no longer subject to federal, state or non-U.S. income tax examinations by tax authorities for years before 2006 for federal returns and before 2005 for other jurisdictions. We are currently under audit by the U.S. Internal Revenue Service for the period ended March 31, 2007.

Noncontrolling interest.    Noncontrolling interest represents a 44.4% interest in our subsidiary, Digital Link II, LLC, or Digital Link II. Digital Link II was formed for purposes of funding the deployment of digital projector systems and servers to our motion picture exhibitors licensees. The increase in the noncontrolling interest was primarily due to depreciation and property taxes on additional digital projectors leased by that subsidiary.

Year ended March 27, 2009 compared to year ended March 31, 2008

Revenue

For the year ended March 27, 2009, net revenue increased $16.3 million to $39.7 million compared to $23.4 million for the year ended March 31, 2008.

	Year ended
(dollars in thousands)	March 31, 2008	March 27, 2009	Amount change	Percentage change

Revenue:
Gross license	$10,646	$17,995	$7,349	69.0%
Motion picture exhibitor options	—	(4,878)	(4,878)	*(1)
Other reductions	—	(375)	(375)	*(1)

Net license	10,646	12,742	2,096	19.7%

Gross product and other	12,987	27,048	14,061	108.3%
Reductions	(255)	(115)	140	(54.9)%

Net product and other	12,732	26,933	14,201	111.5%

Total net revenue	$23,378	$39,675	$16,297	69.7%

Other data:
Number of RealD-enabled screens (at period end)
Total domestic RealD-enabled screens	997	1,703	706	70.8%
Total international RealD-enabled screens	176	405	229	130.1%

Total RealD-enabled screens	1,173	2,108	935	79.7%
Number of locations with RealD-enabled screens (at period end)
Total domestic locations with RealD-enabled screens	673	1,147	474	70.4%
Total international locations with RealD-enabled screens	172	376	204	118.6%

Total locations with RealD-enabled screens	845	1,523	678	80.2%
Number of 3D motion pictures (released during period)	5	8	3	60.0%

(1)
Not meaningful.

This significant increase in net revenue was primarily due to an increase in the number of 3D motion pictures released and RealD-enabled screens, and an increase in the box office of 3D motion pictures on our RealD Cinema Systems.

Net license revenue for the year ended March 27, 2009 includes admission-based fees related to the following motion pictures: Bolt ($2.0 million), Journey to the Center of the Earth ($2.1 million), My Bloody Valentine ($1.5 million), and Coraline ($1.6 million). The majority of the net license revenue (84%) for the year ended March 31, 2008 was generated under fixed annual fee arrangements. Both domestically and internationally, our net license revenue increased during the period as a result of the increased number of RealD-enabled screens, the number of 3D motion pictures released and box office on RealD-enabled screens.

Our revenue was reduced by $4.9 million due to motion picture exhibitor stock options in the year ended March 27, 2009. Calculation of reduction to revenue assumes an estimated fair value of our common stock of $15 per share and 350 deployed RealD Cinema Systems out of 3,000 RealD Cinema Systems set forth in the performance targets.

The increase in our net product revenue in the year ended March 27, 2009, compared to the year ended March 31, 2008, was primarily a result of an increase in the number of consumers attending 3D motion pictures using our RealD eyewear.

Cost of revenue

	Year ended
(dollars in thousands)	March 31, 2008	March 27, 2009	Amount change	Percentage change

Revenue	$23,378	$39,675	$16,297	69.7%

Cost of revenue:
License	$4,544	$4,944	$400	8.8%
Product and other	8,956	22,163	13,207	147.5%

Total cost of revenue	$13,500	$27,107	$13,607	100.8%

Gross margin	9,878	12,568	2,690	27.2%
Gross margin percentage	42.3%	31.7%

Our cost of revenue increased primarily due to an increase in RealD eyewear costs. Cost of revenue increased, as a percentage of net revenue, to 68.3% for the year ended March 27, 2009, as compared to 57.7% for the year ended March 31, 2008. The decrease in gross margin was primarily due to the increased use of RealD eyewear which generates lower gross margin. The increased use of RealD eyewear was driven by increased attendance.

License cost of revenue increased primarily as a result of a $1.0 million increase in depreciation expense resulting from an increase in digital projectors and RealD-enabled screens and $0.6 million increase in repairs and maintenance partially offset by reduced production costs. The increase in product and other cost of revenue is due primarily to increased use of RealD eyewear.

Operating expenses

	Year ended
(dollars in thousands)	March 31, 2008	March 27, 2009	Amount change	Percentage change

Research and development	$11,166	$8,915	$(2,251)	(20.2)%
Selling and marketing	7,311	11,009	3,698	50.6%
General and administrative	8,006	7,940	(66)	(0.8)%

Total operating expenses	$26,483	$27,864	$1,381	5.2%

Research and development.    Our research and development expenses declined primarily as a result of a decline in impairment charges related to intangibles of $1.7 million from $2.8 million to $1.1 million and a $0.6 million decline in consulting fees during the year ended

March 27, 2009. Research and development headcount decreased to 22 at March 27, 2009 from 25 at March 31, 2008.

Selling and marketing.    Our selling and marketing expenses increased primarily as a result of higher personnel costs and brand-building initiatives. An increase in personnel related costs contributed to $0.3 million of the increase, as the total number of sales and marketing personnel increased to 13 at March 27, 2009 from 9 at March 31, 2008. Marketing expenses increased $2.9 million as a result of our arrangements with motion picture studios relating to our brand awareness initiatives.

General and administrative.    Our general and administrative expenses decreased by $0.1 million. Consulting fees declined $0.4 million as a result of a one-time project that ended in 2008. Accounting fees increased $0.4 million as a result of increased work on tax and other accounting matters.

Other

Interest expense.    Our interest expense decreased primarily due to reductions in borrowings as we repaid notes totaling $3.6 million in March 2008.

Noncontrolling Interest.    Noncontrolling interest represents a 44.4% interest in Digital Link II. The increase in the noncontrolling interest in the year ended March 27, 2009 of $0.3 million as compared to the year ended March 31, 2008 is due primarily to depreciation and property taxes on additional digital projectors leased by the subsidiary.

Discontinued operations

For the year ended March 31, 2008, we incurred a loss from discontinued operations, net of tax, of approximately $11.8 million primarily due to a loss on the sale of our 51% interest in ColorLink Japan in November 2007.

Year ended March 31, 2008 compared to year ended March 31, 2007

Revenue

For the year ended March 31, 2008, net revenue increased $7.5 million to $23.4 million compared to $15.9 million for the year ended March 31, 2007.

	Year ended
(dollars in thousands)	March 31, 2007	March 31, 2008	Amount change	Percentage change

Revenue:
Gross license	$2,397	$10,646	$8,249	344.1%
Motion picture exhibitor options	—	—	—	*(1)
Other reductions	—	—	—	*(1)

Net license	2,397	10,646	8,249	344.1%

Gross product and other	13,691	12,987	(704)	(5.1)%
Reductions	(203)	(255)	(52)	25.6%

Net product and other	13,488	12,732	(756)	(5.6)%

Total net revenue	$15,885	$23,378	$7,493	47.2%

Other data:
Number of RealD-enabled screens (at period end)
Total domestic RealD-enabled screens	617	997	380	61.6%
Total international RealD-enabled screens	57	176	119	208.8%

Total RealD-enabled screens	674	1,173	499	74.0%
Number of locations with RealD-enabled screens (at period end)
Total domestic locations with RealD-enabled screens	490	673	183	37.3%
Total international locations with RealD-enabled screens	57	172	115	201.8%

Total locations with RealD-enabled screens	547	845	298	54.5%
Number of 3D motion pictures (released during period)	3	5	2	66.7%

(1)
Not meaningful.

This significant increase in net revenue was primarily due to an increase in the number of RealD-enabled screens and the increase in the box office of 3D motion pictures on RealD-enabled screens. The decrease in our product revenue in the year ended March 31, 2008, as compared to the year ended March 31, 2007, was primarily due to the decrease in volume of RealD eyewear sold in 2007.

Cost of revenue

	Year ended
(dollars in thousands)	March 31, 2007	March 31, 2008	Amount change	Percentage change

Revenue	$15,885	$23,378	$7,493	47.2%

Cost of revenue:
License	$2,058	$4,544	$2,486	120.8%
Product and other	11,927	8,956	(2,971)	(24.9)%

Total cost of revenue	$13,985	$13,500	$(485)	(3.5)%

Gross margin	$1,900	$9,878	$7,978	419.9%
Gross margin percentage	12.0%	42.3%

Our cost of revenue decreased due to decreases in product costs related to reductions in the unit costs of our RealD eyewear, as well to the lower volume of RealD eyewear sold during the period. Cost of revenue decreased, as a percentage of net revenue, to 57.7% for the year ended March 31, 2008, compared to 88.0% for the year ended March 31, 2007. This decrease was primarily due to operating leverage associated with an increase of $8.2 million from licensing fees from motion picture exhibitors and lower RealD eyewear sales.

Licensing cost of revenue increased primarily as a result of depreciation as we increased the number of RealD-enabled screens. The decrease in our product cost of revenue in the year ended March 31, 2008, as compared to the year ended March 31, 2007, was related to reductions in the unit costs of our RealD eyewear, as well as the lower volume of RealD eyewear sold during the period. Product gross margin for the year ended March 27, 2008 was $3.8 million, an increase of $2.2 million, compared to a gross profit of $1.6 million for the year ended March 31, 2007.

Operating expenses

	Year ended
(dollars in thousands)	March 31, 2007	March 31, 2008	Amount change	Percentage change

Research and development	$4,677	$11,166	$6,489	138.7%
Selling and marketing	2,521	7,311	4,790	190.0%
General and administrative	4,294	8,006	3,712	86.4%

Total operating expenses	$11,492	$26,483	$14,991	130.4%

Research and development.    Our research and development expenses increased primarily due to the increase in total personnel costs associated with our acquisition of ColorLink in March 2007. The acquisition resulted in 14 additional research and development employees. Personnel related expenses increased from $1.8 million in the year ended March 31, 2007 to $4.4 million in the year ended March 31, 2008. In the year ended March 31, 2008, our intangible asset impairment analysis resulted in a $2.8 million charge to research and development. There were no impairment charges recorded during the year ended March 31, 2007. Also contributing to the increase was $0.5 million for consulting costs related to internal development projects initiated in 2008 and $0.6 million related to amortization of intangibles we acquired as part of our March 2007 ColorLink acquisition.

Selling and marketing.    Our selling and marketing expenses increased primarily due to increased advertising and marketing initiatives and increased personnel related costs, including increased share-based compensation expenses. The total number of sales and marketing personnel increased to 9 at March 31, 2008 from 4 at March 31, 2007. In the year ended March 31, 2008, our intangible asset impairment analysis resulted in a $1.3 million charge to sales and marketing expense. There were no impairment charges recorded during the year ended March 31, 2007.

General and administrative.    Our general and administrative expenses increased primarily due to increased personnel costs of $1.2 million, increased legal fees of $1.2 million, finance and information technology related consultant fees of $0.9 million, and $0.4 million for management fees paid to a stockholder. Expenses increased in conjunction with the additional personnel as part of the ColorLink acquisition and our continued efforts to grow the business and create infrastructure.

Other

Interest expense.    Interest expense decreased primarily due to a $11 million decline in notes payable to stockholders. During fiscal 2007, we recognized noncash interest expense of $2.4 million related to notes payable to stockholders. Amounts borrowed were converted into shares of common stock during March 2007.

Noncontrolling interest.    Noncontrolling interest represents a 44.4% share in Digital Link II. The increase in the noncontrolling interest in the year ended March 27, 2008 of $0.3 million compared to the year ended March 31, 2007 is due primarily to depreciation and property taxes on additional digital projectors leased.

Discontinued operations

For the year ended March 31, 2008, we incurred a loss from discontinued operations, net of tax, of approximately $11.8 million primarily due to a loss on the sale of our 51% interest in ColorLink Japan in November 2007.

Quarterly results and seasonality

The following table sets forth unaudited quarterly consolidated statement of operations data for the four quarters of fiscal 2009 and the first three quarters of fiscal 2010. We have prepared the statement of operations data for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of the management, the statement of operations data includes all adjustments, consisting solely of normal recurring adjustments necessary for the fair statement of the results of operations for these periods. This information should be read together with the audited consolidated financial statements and related notes. These quarterly results of operations are not necessarily indicative of our operating results for any future period.

	Three months ended
(dollars in thousands)	June 27, 2008	September 26, 2008	December 26, 2008	March 27, 2009	June 26, 2009	September 25, 2009	December 25, 2009

	(unaudited)
Gross revenue	$3,378	$13,168	$7,434	$21,063	$30,682	$39,937	$42,322
Reductions	(151)	127	(2,316)	(3,028)	(5,118)	(1,467)	(10,402)

Net revenue	3,227	13,295	5,118	18,035	25,564	38,470	31,920

Cost of revenue	1,928	6,748	4,904	13,527	22,701	30,357	31,627

Gross margin	1,299	6,547	214	4,508	2,863	8,113	293
Operating expenses:
Research and development	2,176	1,880	1,963	2,896	2,400	2,605	2,322
Selling and marketing	2,836	1,652	2,124	4,397	3,902	3,879	3,342
General and administrative	1,861	2,040	2,640	1,399	2,731	3,219	3,920

Total operating expenses	6,873	5,572	6,727	8,692	9,033	9,703	9,584

Operating income (loss)	(5,574)	975	(6,513)	(4,184)	(6,170)	(1,590)	(9,291)
Interest expense	(203)	(216)	(242)	(288)	(282)	(292)	(575)
Other income (loss)	198	(15)	(33)	(50)	(10)	(450)	(210)

Income (loss) before income taxes	(5,579)	744	(6,788)	(4,522)	(6,462)	(2,332)	(10,076)
Income tax expense	33	52	53	81	527	426	478

Net income (loss)	(5,612)	692	(6,841)	(4,603)	(6,989)	(2,758)	(10,554)
Net loss attributable to noncontrolling interests	158	118	221	230	237	228	261
Accretion of preferred stock	(2,456)	(2,456)	(2,457)	(2,457)	(3,092)	(3,093)	(3,093)

Net loss attributable to RealD common stockholders	$(7,910)	$(1,646)	$(9,077)	$(6,830)	$(9,844)	$(5,623)	$(13,386)

	Three months ended
	June 27, 2008	September 26, 2008	December 26, 2008	March 27, 2009	June 26, 2009	September 25, 2009	December 25, 2009

Net revenue	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	59.7	50.8	95.8	75.0	88.8	78.9	99.1

Gross margin	40.3	49.2	4.2	25.0	11.2	21.1	0.9
Operating expenses:
Research and development	67.4	14.1	38.4	16.1	9.4	6.8	7.3
Selling and marketing	87.9	12.4	41.5	24.4	15.3	10.1	10.5
General and administrative	57.7	15.3	51.6	7.8	10.7	8.4	12.3

Total operating expenses	213.0	41.9	131.4	48.2	35.3	25.2	30.0

Operating income (loss)	(172.7)	7.3	(127.3)	(23.2)	(24.1)	(4.1)	(29.1)
Interest expense	(6.3)	(1.6)	(4.7)	(1.6)	(1.1)	(0.8)	(1.8)
Other income (loss)	6.1	(0.1)	(0.6)	(0.3)	(0.0)	(1.2)	(0.7)

Income (loss) before income taxes	(172.9)	5.6	(132.6)	(25.1)	(25.3)	(6.1)	(31.6)
Income tax expense (benefit)	1.0	0.4	1.0	0.4	2.1	1.1	1.5

Net income (loss)	(173.9)	5.2	(133.7)	(25.5)	(27.3)	(7.2)	(33.1)
Net loss attributable to noncontrolling interests	4.9	0.9	4.3	1.3	0.9	0.6	0.8
Accretion of preferred stock	(76.1)	(18.5)	(48.0)	(13.6)	(12.1)	(8.0)	(9.7)

Net loss attributable to RealD common stockholders	(245.1)%	(12.4)%	(177.4)%	(37.9)%	(38.5)%	(14.6)%	(41.9)%

The following tables set forth share-based compensation and depreciation and amortization included in the above line items:

	Three months ended
Share-based compensation (dollars in thousands)	June 27, 2008	September 26, 2008	December 26, 2008	March 27, 2009	June 26, 2009	September 25, 2009	December 25, 2009

	(unaudited)
Cost of revenue	$10	$11	$11	$14	$20	$20	$20
Research and development	197	242	261	166	328	215	211
Selling and marketing	168	192	188	196	348	409	431
General and administrative	54	73	63	86	68	59	101

Total	$429	$518	$523	$462	$764	$703	$763

	Three months ended
Depreciation and amortization (dollars in thousands)	June 27, 2008	September 26, 2008	December 26, 2008	March 27, 2009	June 26, 2009	September 25, 2009	December 25, 2009

	(unaudited)
Cost of revenue	$1,109	$1,136	$1,179	$1,231	$1,494	$1,640	$1,870
Research and development	167	172	222	184	94	102	117
Selling and marketing	45	42	5	22	5	4	5
General and administrative	22	22	21	19	19	19	18

Total	$1,343	$1,372	$1,427	$1,456	$1,612	$1,765	$2,010

The following table sets forth key business metrics for each quarter during fiscal 2009 and 2010 year to date:

	Three months ended
(dollars in thousands)	June 27, 2008	September 26, 2008	December 26, 2008	March 27, 2009	June 26, 2009	September 25, 2009	December 25, 2009

	(unaudited)
Number of RealD-enabled
screens (at period end):
Total domestic RealD-
enabled screens	1,136	1,196	1,323	1,703	2,090	2,277	2,803
Total international
RealD-enabled screens	221	239	225	405	680	1,042	1,483

Total RealD-enabled
screens	1,357	1,435	1,548	2,108	2,770	3,319	4,286
Total 3D motion pictures
(wide release)	—	2	2	4	2	5	4

Adjusted EBITDA(1)	$(3,338)	$3,322	$(1,572)	$2,660	$2,252	$3,858	$5,721

(1)
Adjusted EBITDA is a Non-U.S. GAAP financial measure. For a definition of Adjusted EBITDA and reconciliation to net loss, the most comparable U.S. GAAP item, see "—Non-U.S. GAAP discussion."

Although not apparent in our results of operations due to our rapid growth rate, our operations are generally subject to the number of 3D motion pictures released and the box office of those 3D motion pictures. We expect to experience seasonal fluctuations in results of operations as a result of changes in the number of 3D motion pictures released and the box office of those 3D motion pictures. Our quarterly financial results have fluctuated in the past and may continue to fluctuate in the future based on a number of factors, many of which are beyond our control. Factors that may cause our operating results to vary or fluctuate include those discussed in the "Risk factors" section of this prospectus.

In particular, due to the timing of expenses and the 3D motion pictures anticipated to be released during the first quarter of fiscal 2011, we expect our Adjusted EBITDA to be less in the first quarter of fiscal 2011 than the prior two quarters.

Liquidity and capital resources

Since our inception and through December 25, 2009, we have financed our operations through the sale of redeemable convertible preferred stock, borrowings under our credit agreement with City National Bank and through the issuance of notes payable to stockholders and vendors, and net cash provided by operating activities during fiscal years 2007 and 2009. At December 25, 2009, our primary sources of liquidity are our cash and cash equivalents of $2.9 million and our credit agreement with City National Bank providing for a revolving credit facility of $25.0 million and a term loan of $10.0 million.

Our cash equivalents primarily consist of money market funds. The carrying amount of cash equivalents reasonably approximates fair value due to the short maturities of these instruments. The primary objective of our investment activities is preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. We do not enter into investments for trading or speculative purposes.

During the period from December 26, 2009 through April 7, 2010, we received $7.2 million in cash from motion picture exhibitors from the sale of digital projectors, resulting in a gain of $3.0 million in other income. With the proceeds, we paid-off an aggregate of $5.0 million of notes payable to the providers of those digital projectors. We also extended the maturity date of our revolving credit facility to December 31, 2010.

In March 2010, Digital Link II borrowed $3.0 million pursuant to notes payable agreements to finance the purchase of additional digital projection equipment to certain motion picture exhibitors. The notes payable will be repaid over a 24-month term bearing interest equal to 7.46% per annum. The loans are secured by the equipment.

Based on our current level of operations and anticipated growth, we believe that the proceeds from this offering, our cash inflow from operating activities, existing cash and cash equivalents and our ability to borrow on acceptable terms will provide adequate funds for ongoing operations, planned capital expenditures, and working capital requirements for at least the next 12 months.

The following table sets forth our major sources and (uses) of cash for each period as set forth below.

	Year ended			Nine months ended
(dollars in thousands)	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

				(unaudited)
Operating activities	$6,442	$(1,583)	$10,134	$1,288	$(6,915)
Investing activities	(37,899)	(9,988)	(12,107)	(9,025)	(19,794)
Financing activities	38,198	13,391	8,229	8,549	13,927

Cash flow from operating activities

Historically, our cash flow from operating activities has been significantly impacted by the contractual payment terms and patterns related to the license of our RealD Cinema Systems and use and sale of our RealD eyewear as well as significant investments in research, development, selling and marketing activities and corporate infrastructure. Prior to fiscal 2010, many of our licensing and product sale contracts included terms that required upfront payments. During late fiscal 2009, many of our licensing agreements and domestic RealD eyewear arrangements were modified such that our revenue from licensing our RealD Cinema Systems and domestic sale of our RealD eyewear is earned and subsequently paid after admission and usage by our motion picture exhibitors licensees. Since a majority of our agreements result in admission and usage fees being paid to us subsequent to such consumer attendance, we expect our deferred revenue balances to continue to decline over the next several years.

We expect to generate future net cash inflows from operating activities driven by higher revenue as a result of a growing number of 3D motion pictures exhibited on our RealD Cinema Systems and an increase in the number of RealD-enabled screens, partially offset by increased working capital requirements associated with building inventory, logistics costs and recycling costs for our RealD eyewear. Cash provided by operating activities is expected to be a primary recurring source of funds.

Net cash outflows from operating activities during the nine months ended December 25, 2009 primarily resulted from a net loss, increases in accounts receivable and inventories, partially offset by increases in deferred revenue and virtual print fees and customer deposits. Accounts receivable increased as a result of an increase in revenue. Inventories increased in order to support anticipated increases in the installed base of screens and admissions for RealD eyewear. Deferred revenue increased as a result of receiving payments in advance for motion picture releases. Virtual print fees and customer deposits that accumulated during the period increased primarily as a result of the increase in the number of installed projectors as well as collections from studios based on the number of motion pictures played on Digital Link and Digital Link II projectors.

Net cash inflows from operating activities during the year ended March 27, 2009 primarily resulted from a net loss and increases in accounts receivable and inventories more than offset by increases in accounts payable, deferred revenue and virtual print fees and customer deposits. Accounts receivable increased as a result of an increase in revenue. Inventories grew in order to prepare for an increase in RealD Cinema System installations and in support of future revenue. Increases in accounts payables were the result of our deferring payments until after the end of the applicable fiscal period. Deferred revenue increased as a result of receiving payments in advance for motion picture releases. Virtual print fees and customer deposits that accumulated during the period increased primarily as a result of collections from studios based on the number of motion pictures exhibited using Digital Link and Digital Link II projectors.

Net cash outflows from operating activities during the year ended March 31, 2008 primarily resulted from a net loss, decreases in accounts payable offset by an increase in deferred revenue and decreases in accounts receivable. The decrease in accounts payable resulted from timely payment of vendors before fiscal year-end. Deferred revenue increased as a result of receiving payments in advance for motion picture releases. The decrease in accounts receivable was driven by large amounts invoiced for our RealD eyewear at the end of 2007.

Net cash inflows from operating activities during the year ended March 31, 2007 primarily resulted from a net loss more than offset by increase in deferred revenue. Deferred revenue increased as a result of receiving payments in advance for motion picture releases.

Cash flow from investing activities and capital resources

For all periods presented, cash outflow for investing activities is primarily related to the establishment of our initial infrastructure and for the purchase of component parts for our RealD Cinema Systems, digital projectors, and other property, equipment and leasehold improvements. Capital expenditures were $19.8 million for the nine months ended December 25, 2009, $9.0 million for the nine months ended December 26, 2008, $12.1 million in fiscal year 2009, $12.9 million in fiscal year 2008 and $10.4 million in fiscal year 2007. We expect our capital expenditures to be approximately $28.0 million to $30.0 million for the fiscal year ending March 26, 2010 and $30.0 million to $35.0 million for the fiscal year ending March 25, 2011. In the future, we will continue to invest in our business to grow sales and develop new products and support the related increasing employee headcount. We expect capital expenditures to represent a decreasing percentage of net revenue in the future.

On March 7, 2007, we acquired ColorLink for approximately $31.1 million, including $3.6 million in the form of a seller's note payable. Cash paid at acquisition net of cash acquired was $27.5 million. In November 2007, we sold our 51% interest in ColorLink Japan for approximately $2.9 million net of cash.

Cash flow from financing activities and IPO proceeds

From time to time, we enter into equipment purchase agreements with certain of our vendors for the purchase of digital projectors, digital servers, lenses and accessories. We pay a portion of the cost of the equipment upon delivery and finance a portion of the purchase price by issuing notes payable. Certain of these notes payable are non-interest bearing. In those cases, we record the net present value of the notes payable assuming an implied annual interest rate which is approximately 8%. Interest expense is based on annual interest rates ranging from 7% to 9.66%. The notes are secured by the underlying equipment. Notes payable totaled $9.2 million at December 25, 2009, $9.9 million at March 27, 2009 and $8.0 million at March 31, 2008.

As of December 25, 2009, we had $35.0 million of credit facilities with City National Bank that provides for a maximum amount of borrowing under a revolving credit facility of $25.0 million and a term loan of $10.0 million. We have used amounts drawn under our credit facility for working capital, capital expenditures and to finance operations. The revolving credit facility provides for, at our option, revolving LIBOR loans, which bear interest at the London Interbank Offered Rate (LIBOR) plus a margin of 4.25% and revolving prime loans which bear interest at the fluctuating Prime Rate plus a margin of 2.75%. The borrowings under the term loan currently bear interest at the LIBOR plus a margin of 7.5%. The credit agreement is collateralized by a first priority perfected security interest in certain assets, including substantially all of our tangible and intangible property.

Under the credit agreement, we are subject to limitations, including limitations on our ability to incur additional debt, make certain investments or acquisitions and enter into certain merger and consolidation transactions. The credit agreement also contains a material adverse change clause, and we are required to maintain compliance with certain covenants, including a minimum EBITDA target, minimum fixed charge coverage ratio, maximum leverage ratio and net worth target. As of December 25, 2009, we were in compliance with all financial covenants in our credit agreement. If we fail to comply with any of the covenants or experience a material adverse change, the lenders could elect to prevent us from borrowing and declare the indebtedness to be immediately due and payable. Additionally, upon the closing of this offering, all amounts outstanding under the credit agreement become due.

The credit agreement expires on December 31, 2010. Borrowings outstanding under the term loan totaled $10.0 million at December 25, 2009 and bear interest at 8.625%. Borrowings under the revolving loan credit facility totaled $10.0 million at December 25, 2009. The interest rates at December 25, 2009 related to our borrowings under the revolving loan credit facility ranged from 5% to 6.25%. As of December 25, 2009, there was $14.8 million available to borrow under the credit agreement.

In the future, we may continue to utilize commercial financing, lines of credit and term loans for general corporate purposes, including investing in technology.

In December 2007, we sold 1,666,667 shares of Series D convertible preferred stock at $12.00 per share. Total proceeds received were $20.0 million. Issuance costs incurred were $48,000. All Series D convertible redeemable preferred stock was outstanding as of December 25, 2009.

In February 2007, we sold 5,139,500 shares of Series C mandatorily redeemable convertible preferred stock at $6.81 per share. Total proceeds received were $35.0 million. Issuance costs incurred were $3.2 million. All Series C convertible redeemable preferred stock was outstanding as of December 25, 2009.

Our Series C mandatorily redeemable convertible preferred stock is classified in temporary equity under the SEC's guidance provided in ASR 268 because the holders of our Series C mandatorily redeemable convertible preferred stock have the right to cause us to redeem the instrument for cash for a specified period.

Prior to April 1, 2006, we issued 2,000,000 shares of Series A convertible preferred stock for $2.0 million, or $1.00 per share and 2,417,644 shares of Series B convertible preferred stock for $3.0 million or $1.24 per share. Issuance costs totaled $52,000 in connection with the issuance of both Series A and B convertible preferred stock. All Series A and B convertible preferred stock were outstanding as of December 25, 2009.

Our outstanding Series A, B and D convertible preferred stock and common stock are classified as part of permanent equity within the consolidated balance sheets based on their rights and preferences set forth under the certificate of incorporation, California law and the accounting standards pertaining to classification within the consolidated balance sheet. We therefore have recorded the Series A, B and D preferred stock at their original issuance price net of applicable issuance costs.

Upon the closing of this offering, all of our outstanding preferred stock will be converted into common stock.

In November 2008, we entered into a stock purchase agreement with our shareholder of Series D convertible redeemable preferred stock. We sold 133,333 shares of our common stock at $15.00 per share. Total proceeds received were $2.0 million. Issuance costs were $13,000.

In April 2007, we sold 160,000 shares of common stock at $5.00 per share to former shareholders of ColorLink for cash proceeds of $800,000.

During fiscal 2007, we borrowed $5.0 million from shareholders of Series A and Series B convertible redeemable preferred stock pursuant to credit agreements. Amounts borrowed were converted into 2,200,000 shares of our common stock during March 2007.

The non-controlling interest partner in our majority owned subsidiary made capital contributions of $1.6 million in fiscal 2008 and $2.4 million in fiscal 2007. There were no non-controlling interest partner capital contributions during the nine months ended December 25, 2009 and non-controlling interest partner capital contributions during fiscal 2009 were not significant.

To date, proceeds from employee stock option exercises have not been significant. After the closing of this offering and from time to time, we expect to receive cash from the exercise of employee stock options and warrants in our common stock. Proceeds from the exercise of employee stock options and warrants outstanding will vary from period to period based upon, among other factors, fluctuations in the market value of our common stock relative to the exercise price of such stock options and warrants.

Contractual obligations and commitments

The following table sets forth our contractual obligations and commitments as of December 25, 2009:

	Payments due by period
(dollars in thousands)	Total	Less than 1 year	Years 2-3	Years 4-5	More than 5 years

Long term debt(1)	$10,000	$—	$10,000	$—	$—
Notes payable(2)	9,343	432	8,892	19	—
Operating lease obligations(3)	11,265	1,626	2,637	2,662	4,340
Purchase obligations(4)	1,327	1,327	—	—	—

Total	$31,935	$3,385	$21,529	$2,681	$4,340

(1)
See Note 6, "Borrowings—Revolving Credit Facility and Term Loan," to our consolidated financial statements, which are included elsewhere in this prospectus.

(2)
Consists of equipment purchase agreements with certain of our vendors for the purchase of digital projectors, digital servers, lenses and accessories. See Note 6, "Borrowings—Notes Payable," to our consolidated financial statements, which are included elsewhere in this prospectus.

(3)
See Note 7, "Commitments and Contingencies," to our consolidated financial statements, which are included elsewhere in this prospectus.

(4)
Consists of minimum contractual purchase obligations with certain of our vendors that include revolving 90-day supply commitments.

Off-balance sheet arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships. We enter into guarantees in the ordinary course of business related to the guarantee of our own performance and the performance of our subsidiaries.

Non-U.S. GAAP discussion

In addition to our U.S. GAAP results, we present Adjusted EBITDA as a supplemental measure of our performance. However, Adjusted EBITDA is not a recognized measurement under U.S. GAAP. In this prospectus, we define Adjusted EBITDA as net loss, plus interest expense, net, income taxes and depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our core operating performance. Management considers our core operating performance to be that which can be affected by our managers in any particular period through their management of the resources that affect our underlying revenue and profit generating operations that period. Non-U.S. GAAP adjustments to our results prepared in accordance with U.S. GAAP are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Set forth below is a reconciliation of Adjusted EBITDA to net loss for the following periods indicated:

	Year ended			Nine months ended
(dollars in thousands)	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

				(unaudited)
Net loss	$(12,734)	$(29,685)	$(16,364)	$(11,761)	$(20,301)

Add (deduct):
Interest expense	3,045	1,257	949	661	1,149
Income tax expense	116	20	219	138	1,431
Depreciation and amortization	1,612	5,296	5,598	4,142	5,387
Other (income) loss(1)	(45)	7	(100)	(150)	670
Discontinued operations(2)	26	11,796	—	—	—
Share-based compensation expense(3)	584	1,507	1,932	1,470	2,230
Exhibitor option expense(4)	—	—	4,878	2,287	16,777
Impairment of assets and intangibles(5)	—	4,261	2,037	143	408
Sales and use tax(6)	778	1,007	910	756	3,323
Property tax(7)	43	416	663	463	494
Management fee(8)	—	350	350	263	263

Adjusted EBITDA	$(6,575)	$(3,768)	$1,072	$(1,588)	$11,831

	Three months ended
(in thousands)	June 27, 2008	September 26, 2008	December 26, 2008	March 27, 2009	June 26, 2009	September 25, 2009	December 25, 2009

	(unaudited)
Net income (loss)	$(5,612)	$692	$(6,841)	$(4,603)	$(6,989)	$(2,758)	$(10,554)

Add (deduct):
Interest expense	203	216	242	288	282	292	575
Income tax expense	33	52	53	81	527	426	478
Depreciation and amortization	1,343	1,372	1,427	1,456	1,612	1,765	2,010
Other (income) loss(1)	(198)	15	33	50	10	490	210
Share-based compensation expense(3)	429	518	523	462	764	703	763
Exhibitor option expense(4)	—	—	2,287	2,591	5,078	1,306	10,393
Impairment of assets and intangibles(5)	(16)	30	129	1,894	48	245	115
Sales and use tax(6)	303	155	298	154	720	1,133	1,470
Property tax(7)	89	185	189	200	112	208	174
Management fee(8)	88	87	88	87	88	88	87

Adjusted EBITDA	$(3,338)	$3,322	$(1,572)	$2,660	$2,252	$3,858	$5,721

(1)
Includes amortization of debt issue costs and unrealized foreign currency exchange gains and losses.

(2)
Represents loss from discontinued operations, net of tax, primarily due to a loss on the sale of our 51% interest in ColorLink Japan in November 2007.

(3)
Represents share-based compensation expense of nonstatutory and incentive stock options to employees, officers, directors and consultants.

(4)
Represents stock options granted to some of our motion picture exhibitor licensees. The amounts are recorded as contra revenue in the consolidated financial statements.

(5)
Represents impairment of long-lived assets, such as fixed assets, theatrical equipment and identifiable intangibles.

(6)
Represents taxes paid by us for cinema license and product revenue.

(7)
Represents property taxes on RealD Cinema Systems and digital projectors.

(8)
Represents payment of management fees to our Series C mandatorily redeemable convertible preferred stockholder (included in general and administrative expense, which will terminate on the closing of this offering).

We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA in developing our internal budgets, forecasts and strategic plan; in analyzing the effectiveness of our business strategies; to evaluate potential acquisitions; in making compensation decisions; in communications with our board of directors concerning our financial performance and because our credit agreement uses Adjusted EBITDA to measure our compliance with certain covenants. Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

•
Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•
non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period;

•
Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

•
other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only supplementally. Our consolidated financial statements and the notes to those statements included elsewhere in this prospectus are prepared in accordance with U.S. GAAP.

Critical accounting policies and estimates

This discussion is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, estimates and judgments are evaluated, including those related to revenue recognition, revenue deductions, product returns, fair value of our common stock, share-based compensation, inventories, definite lived asset impairments, goodwill impairment and income taxes. These estimates and judgments are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, which form the basis for our judgments about the carrying values of assets and liabilities not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from these estimates.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition and revenue reductions

We derive substantially all of our revenue from the license of our RealD Cinema Systems and the product sale of our RealD eyewear. We evaluate revenue recognition for transactions using the criteria set forth by the SEC in Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104) and Accounting Standards Codification Topic 605, Revenue Recognition ASC 605. The revenue recognition guidance states that revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectibility is reasonably assured.

License revenue.    License revenue is accounted for as an operating lease. License revenue is primarily derived under per-admission, periodic fixed fee, or per-motion picture basis with motion picture exhibitors. Amounts received up front, less estimated allowances, are deferred and recognized over the lease term using the straight-line method. Additional lease payments that are contingent upon future events outside our control, including those related to admission and usage, are recognized as revenues when the contingency is resolved and we have no more obligations to our customers specific to the contingent payment received. Certain of our license revenue from leasing our RealD Cinema Systems is earned upon admission by the motion picture exhibitor's consumers. Our licensees, however, do not report and pay for such license revenue until after the admission has occurred, which may be received subsequent to our fiscal period end. We estimate and record licensing revenue related to motion picture exhibitor consumer admissions in the quarter in which the admission occurs, but only when reasonable estimates of such amounts can be made. We determine that there is persuasive evidence of an arrangement upon the execution of a license agreement or upon the receipt of a licensee's admissions report. Revenue is deemed fixed or determinable upon verification of a licensee's admissions report in accordance with the terms of the underlying executed agreement or, in certain circumstances, receipt of a licensee's admissions report. We determine collectibility based on an evaluation of the licensee's recent payment history.

Product revenue.    We recognize product revenue, net of allowances, when title and risk of loss have passed and when there is persuasive evidence of an arrangement, the payment is fixed or determinable, and collectability of payment is reasonably assured. In the United States and Canada, certain of our product revenue from the sale of our RealD eyewear is earned upon admission and usage by the motion picture exhibitor's consumers. Our customers, however, do not report admission or usage information until after the admission and usage has occurred, and such information may be received subsequent to our fiscal period end. We estimate and record such product revenue in the quarter in which the admission and usage occurs, but only when reasonable estimates of such amounts can be made.

Revenue reductions.    We record revenue net of motion picture exhibitor stock options and estimated revenue allowances. Historically, allowances, which include accruals for product returns, have been insignificant, amounting to less than 2% of gross revenue. Actual results have not required significant adjustments to those estimates. In connection with certain exhibitor licensing agreements, we issued the motion picture exhibitors a 10-year option to purchase shares of our common stock at $0.01 per share. The stock options vest upon the achievement of screen installation targets. Motion picture exhibitor stock options are valued at the underlying stock price at each reporting period until the targets are met. Amounts recognized are based on the number of RealD-enabled screens as a percentage of total screen installation targets. The stock options do not have net cash settlement features. Amounts recorded as a revenue reduction totaled $16.8 million, $2.3 million and $4.9 million for the nine months ended December 25, 2009 and December 31, 2008 and for the year ended March 27, 2009, respectively. We did not issue stock options to any motion picture exhibitor licensees prior to the year ended March 27, 2009.

Fair value of common stock

The fair values of our common stock were estimated by our board of directors. To date, we have not obtained an independent valuation of our common stock. In the absence of a public trading market and an independent valuation, our board of directors considered numerous, contemporaneous objective and subjective factors to determine its best estimate of the fair market value of our common stock, including but not limited to, the following factors:

•
third-party trading transactions in our common stock and preferred stock;

•
the rights, preferences and privileges of our preferred stock relative to the common stock;

•
the development and completion of our 3D technologies;

•
projected Adjusted EBITDA (See "—Non-U.S. GAAP discussion");

•
projected number of RealD-enabled domestic and international screens;

•
projected number of 3D motion picture releases;

•
the likelihood of achieving a liquidity event for shares of our common stock, such as an initial public offering or sale of our company, given prevailing market conditions; and

•
preliminary valuations from investment banks.

Our management and board of directors considered the methods outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Since we have not obtained an independent valuation of our common stock, in periods in which our Series C and D preferred stock were issued, we estimated the fair value of our common stock to be over 50% of the issuance price of this Series C and D preferred stock, respectively. For each valuation date in which projected Adjusted EBITDA was considered the primary basis for estimating the fair value of our common stock, we prepared a financial forecast to be used in estimating our projected Adjusted EBITDA. The financial forecasts took into account our past experience and future expectations. Therefore, in those cases, our valuations have been heavily dependent on our estimates of revenue, costs and related cash flows. These estimates are highly subjective and subject to frequent change based on both new operating data as well as various macroeconomic conditions that impact our business. Each of our valuations was prepared using data that was consistent with our then-current operating plans that we were using to manage our business. The risks associated with achieving these financial forecasts were assessed and applied in determining our best estimates of our financial forecasts. As with all financial forecasts, there is inherent uncertainty in these estimates. Once we estimated our projected Adjusted EBITDA, we applied trading multiples of comparable companies to determine our enterprise value. For our estimated common stock fair value for the three months ended December 25, 2009, we did not apply a discount factor to the estimated enterprise value given our anticipated growth, this offering, and performance relative to other companies within our industry. The estimated enterprise value was then divided by the number of fully diluted common stock outstanding to arrive at the per share common stock value.

During the nine months ended December 25, 2009, our board of directors estimated the fair value of our common stock as follows:

Period	Estimated fair value of common stock	Primary basis for estimated fair value of common stock

Three months ended June 26, 2009	$15.00	Most recent third-party trading transactions in our common stock; we were not a party to the negotiations
Three months ended September 25, 2009	$15.00	Most recent third-party trading transaction in our common stock; we were not a party to the negotiations
Three months ended December 25, 2009	$21.00	Multiple of projected Adjusted EBITDA(1)

(1)
Calculated based on trading multiples of comparable companies. For a discussion regarding Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, see "—Non-U.S. GAAP discussion."

The substantial increase in value from September 25, 2009 to December 25, 2009 was principally due to a significant increase in the number of RealD-enabled screens and in the number of projected 3D motion picture releases.

Share-based compensation

We account for stock options granted to employees and directors by recording compensation expense based on estimated fair values. Share-based awards to non-employees, including consultants, have been and are expected to be fully exercisable and nonforfeitable when granted and, therefore, the fair value of such stock options are expensed on the date of grant.

We estimate the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations. Share-based awards are attributed to expense using the straight-line method over the vesting period. Compensation expense related to share-based awards has been reduced for estimated forfeitures. We estimate forfeitures based upon our historical experience, which has resulted in a small expected forfeiture rate. We review the estimated forfeiture rates each period end and make changes as factors affecting the forfeiture rate calculations and assumptions change.

We estimate the fair value of share-based awards granted using the Black-Scholes option-pricing model. Determining the fair value of share-based awards at the grant date under this model requires judgment, including estimating our value per share of common stock, volatility, expected term and risk-free interest rate. The assumptions used in calculating the fair value of share-based awards represent our best estimates based on management judgment and subjective future expectations. These estimates involve inherent uncertainties. If any of the assumptions used in the Black-Scholes model significantly changes, share-based compensation for future awards may differ materially from the awards granted previously. For purposes of determining the expected term and in the absence of historical data relating to stock option exercises, we apply a simplified approach: the expected term of awards granted is presumed to be the mid-point between the vesting date and the end of the contractual term. We use the contractual term when valuing awards to consultants. We use the average volatility of similar, publicly traded companies as an estimate for expected volatility. The risk-free interest rate for periods within the expected or contractual life of the option, as applicable, is based on the

United States Treasury yield curve in effect during the period the options were granted. Our expected dividend yield is zero.

Information related to our share-based compensation activity, including the weighted average grant date fair values and the associated Black-Scholes option-pricing model assumptions, are as follows:

	Years Ended		Nine months Ended
	March 31, 2008	March 27, 2009	December 25, 2009

Stock options granted (in thousands)	614	356	534
Weighted average exercise price of stock options granted	$7.70	$13.12	$15.00
Weighted average fair value of stock options granted	$4.56	$7.71	$9.08
Weighted average assumptions:
Estimated fair value of common stock	$7.70	$13.12	$15.00
Expected volatility	60%	61%	63%
Expected dividends	0%	0%	0%
Expected term (years)	6	6	6
Risk-free rate	4.4%	2.8%	2.9%

Inventories

Domestically, we charge motion picture studios a per use fee for our RealD eyewear. These motion picture studios then provide our RealD eyewear to domestic motion picture exhibitors together with the licensing of these studios' 3D motion pictures. Domestically, we maintain title to the RealD eyewear at the motion picture exhibitor location until the RealD eyewear is used by the motion picture exhibitor's consumer and generally receive a fee from the usage of the RealD eyewear on a per-admission basis.

As of December 25, 2009, we had 2,803 RealD-enabled screens domestically. The number of domestic RealD-enabled screens and related usage of RealD eyewear is expected to grow. Accordingly, for RealD eyewear located at a motion picture exhibitor, we believe that it is not operationally practical to perform physical counts or request the motion picture exhibitor to perform physical counts and confirm quantities held to ensure that losses due to damage, destruction, and shrinkage are specifically recognized in the period incurred. We believe that the cost to monitor shrinkage or usage significantly outweighs the financial reporting benefits of using a specific identification methodology of expensing. We believe that utilizing a composite method of expensing RealD eyewear inventory costs provides a rational and reasonable approach to ensuring that shrinkage is provided for in the period incurred and that inventory costs are expensed in the periods that reasonably reflect the periods in which the related revenue is recognized. In doing so, we believe the following methodology reasonably reflects periodic income or loss under these facts and circumstances:

•
Group shipments of RealD eyewear represent individual inventory units.

•
For the first week following shipment to domestic motion picture exhibitors, no expense is recognized as the inventory unit is generally delivered one week prior to a 3D motion picture's opening release.

•
The inventory unit cost is expensed on a straight-line basis over an eight week period beginning one week after shipment to the domestic motion picture exhibitor.

We believe that the expensing methodology described above rationally and reasonably approximates the period the related usage occurs resulting in our RealD eyewear product revenue. The expensing start date of one week from shipment is meant to approximate the release date as noted above. Additionally, as the expense recognition period is short, we believe it adequately recognizes inventory impairments due to loss and damage on a timely basis. We further believe that exposures due to loss or damage, if any, are considered normal shrinkage and a necessary and expected cost to generate the revenue per 3D motion picture earned through RealD eyewear usage. We continue to monitor the reasonableness of this methodology to ensure that it approximates the period over which the related RealD eyewear product revenue is earned and realizable. RealD eyewear inventory costs that have not yet been expensed are reported as inventory.

Long-lived asset impairments

We review long-lived assets, such as property, equipment, motion picture equipment and intangibles, for impairment, annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors or circumstances that could indicate the occurrence of such events include current period operating or cash flow losses combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing operating or cash flow losses, or incurring costs in excess of amounts originally expected to acquire or construct an asset. If the asset is not recoverable, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

Goodwill impairment

Goodwill is deemed to have an indefinite useful life and therefore is not amortized. We evaluate our goodwill for impairment using a two-step process that is performed at least annually during our fourth fiscal quarter, or whenever events or circumstances indicate that goodwill may be impaired. The first step is a comparison of the fair value of an internal reporting unit with its carrying amount, including goodwill. A reporting unit is an operating segment or one level below an operating segment. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired and the second step is unnecessary. If the carrying value of the reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment by comparing the carrying amount of the goodwill to a determination of the implied value of the goodwill. If the carrying amount of goodwill is greater than the implied value, an impairment loss is recognized for the difference.

Deferred tax asset valuation and tax exposures

In preparing our consolidated financial statements, we are required to make estimates and judgments that affect our accounting for income taxes. This process includes estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences, including the timing of recognition of share-based compensation expense, result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We also assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent that we believe that recovery is not likely, we have established a valuation allowance. We assess realization of our deferred tax assets based on all available evidence in order to conclude whether it is more likely than not that the deferred tax assets will be realized. Available evidence considered by us includes, but is not limited to, our historic operating results, projected future operating results, reversing temporary differences, changing business circumstances, and the ability to realize certain deferred tax assets through loss and tax credit carry-back and carry-forward strategies. At December 25, 2009, we have determined that based on the weight of the available evidence, both positive and negative, a full valuation allowance for the net deferred tax assets was required. If there is a change in circumstances that causes a change in judgment about the realizability of the deferred tax assets, we will adjust all or a portion of the applicable valuation allowance in the period when such change occurs.

We are subject to ongoing tax exposures, examinations and assessments in various jurisdictions. Accordingly, we may incur additional tax expense based upon the outcomes of such matters. In addition, when applicable, we adjust tax expense to reflect our ongoing assessments of such matters which require judgment and can materially increase or decrease its effective rate as well as impact operating results.

Significant judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, the valuation allowance against our deferred tax assets and uncertainty in income tax positions. Our financial position and results of operations may be materially impacted if actual results significantly differ from these estimates or the estimates are adjusted in future periods.

Contingencies and assessments

We are subject to various loss contingencies and assessments arising in the course of our business, some of which relate to litigation, claim, property taxes and sales and use tax assessments. We consider the likelihood of the loss or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss, contingencies and assessments. An estimated loss contingency or assessment is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted. Based on the information presently available, including discussion with counsel and other consultants, management believes that resolution of these matters will not have a material adverse effect on our business, consolidated results of operations, financial condition or cash flows.

Recent accounting pronouncements

Accounting Standards Codification Topic 105, Generally Accepted Accounting Principles (ASC 105) establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of SFASs, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASUs). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification. As the Codification was not intended to change or alter existing U.S. GAAP, it does not have a material impact on our consolidated financial statements. We adopted ASC 105 on July 1, 2009.

In July 2006, FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109 was issued. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Accounting Standards Codification Topic 740. FIN 48 prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation was to be effective for fiscal years beginning after December 15, 2006. On December 30, 2008, the FASB issued FASB Staff Position (FSP) FIN-48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises. The final FSP incorporates changes made to the original Exposure Draft and defers the effective date of FIN 48 for nonpublic enterprises and not-for-profit organizations to the annual financial statements for fiscal years beginning after December 15, 2008. We adopted the FSP and FIN 48 on March 28, 2009. Our adoption of FIN 48 did not have a material impact on our consolidated financial statements.

Accounting Standards Codification Topic 810, Consolidation (ASC 810) changes the accounting and reporting for non-controlling interests, which will be classified as a component of equity. This guidance is effective for us on a prospective basis beginning on March 28, 2009 except for the presentation and disclosure requirements which will be applied retrospectively for all periods presented. We have applied the presentation and disclosure requirements of ASC 810 for all periods presented. The presentation requirements resulted in the reclassification of our non-controlling interest from the mezzanine to the equity section of our consolidated balance sheets. We do not expect this guidance to have a material impact on our consolidated financial statements prospectively.

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820) defers the effective date for applying its provisions to non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair values in the financial statements on a recurring basis (at least annually). We adopted ASC 820 on March 28, 2009. Our adoption of ASC 820 did not have a material impact on our consolidated financial statements.

Accounting Standards Codification Topic 805, Business Combinations (ASC 805) requires an entity to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. Subsequent changes to the estimated fair value of contingent consideration will be reflected in earnings until the contingency is settled. ASC 805 also requires acquisition-related costs and restructuring costs to be expensed as incurred rather than treated as part of the purchase price. We adopted ASC 805 on March 28, 2009 and it will change our accounting treatment prospectively for business combinations initiated on or after the adoption date.

Accounting Standards Codification Topic 855, Subsequent Events (ASC 855) establishes principles and requirements for reviewing and reporting subsequent events and requires disclosure of the date through which subsequent events are evaluated and whether the date corresponds with the time at which the financial statements were available for issue (as defined) or were issued. In February 2010, the FASB issued ASU 2010-09, "Subsequent Events." ASU 2010-09 was issued to amend ASC 855 to remove the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. This change is intended to alleviate potential conflicts with current SEC guidance. The provisions of ASU 2010-09 are effective upon issuance. We adopted ASC 855 on September 25, 2009. Our adoption of ASC 855 and ASU 2010-09 did not have a material impact on our consolidated financial statements.

Accounting Standards Codification Topic 350, Intangibles—Goodwill and Other (ASC 350) removes the requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. ASC 350 also requires expanded disclosures relating to the determination of useful lives of intangible assets. We adopted ASC 808 on March 28, 2009. Our adoption of ASC 808 did not have a material impact on our consolidated financial statements. The new provisions of ASC 350 may impact any intangible asset we acquire in future transactions.

Accounting Standards Codification Topic 815, Derivatives and Hedging (ASC 815) provides additional disclosure requirements for an entity's derivative and hedging activities. We adopted the additional disclosure provisions of ASC 815 March 28, 2009. Our adoption of ASC 815 did not have a material impact on our consolidated financial statements.

Accounting Standards Codification Topic 260-10, Earnings per Share (ASC 260-10) provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Upon adoption, companies are required to retrospectively adjust their earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform to this pronouncement. We adopted ASC 260-10 on March 28, 2009. Our adoption of ASC 260-10 did not have a material impact on our consolidated financial statements.

In January 2010, Accounting Standards Update 2010-6, Fair Value Measurements and Disclosures: Improving Disclosures About Fair Value Measurements (ASU 2010-6) was issued which requires entities to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. ASU 2010-6 is effective for us beginning in the first quarter of fiscal 2010, except for Level 3 reconciliation disclosures which are effective for us beginning in the first quarter of fiscal 2011. We are currently evaluating the impact the adoption of new guidance will have on consolidated financial statements.

Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements—a consensus of the Emerging Issues Task Force (ASU 2009-13) amends Accounting Standards Codification Subtopic 605-25, Revenue Recognition—Multiple-Element Arrangements (ASC 605-25). The amendments in ASU 2009-13 enable vendors to account for products or services separately rather than as a combined unit upon meeting certain criteria and establish a hierarchy for determining the selling price of a deliverable. In addition, a vendor can determine a best estimate of selling price, in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis, if a vendor does not have vendor-specific objective evidence (VSOE) or third party evidence of selling price. ASC 605-25 is also amended to eliminate the use of the residual method and requires a vendor to allocate revenue using the relative selling price method. The amendments in ASU 2009-13 will be effective prospectively, with an option for retrospective restatement of the financial statements, for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted at the beginning of an entity's fiscal year. We expect to prospectively adopt the amendments in ASU 2009-13 beginning in the first quarter of fiscal 2012. We are currently evaluating the impact the adoption of new guidance will have on consolidated financial statements.

Accounting Standards Codification Topic 808, Collaborative Arrangements (ASC 808) applies to participants in collaborative arrangements that are not primarily conducted with the creation of a separate legal entity for the arrangement. ASC 808 requires disclosure of payments to or from collaborators based on the nature of the arrangement (including its contractual terms), the nature of the business and whether the payments are within the scope of other accounting literature. ASC 808 requires an entity to report the effects of adopting ASC 808 as a change in accounting principle through retrospective application to all prior periods presented for all arrangements in place at the effective date unless it is impracticable. We adopted ASC 808 on March 29, 2009. Our adoption of ASC 808 did not have a material impact on our consolidated financial statements.

Quantitative and qualitative disclosure about market risk

We have operations outside the United States. We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate, foreign exchange and inflation risks as well as changes in the general economic conditions in the countries where we conduct business. To reduce certain of these risks, we monitor the financial condition of our large customers and limit credit exposure by collecting in advance and setting credit limits, as we deem appropriate. In addition, our investment strategy currently has been to invest in financial instruments that are highly liquid, readily convertible into cash and which mature within three months from the date of purchase. We also enter into foreign exchange derivative hedging transactions as part of our risk management program. For accounting purposes, we do not designate any of our derivative instruments as hedges and we do not use derivatives for speculating trading purposes and are not a party to leveraged derivatives.

Interest rate risk

We are exposed to market risk related to changes in interest rates.

Our investments are considered cash equivalents and primarily consist of money market funds. At December 25, 2009, we had cash equivalents of $2.9 million. The carrying amount of cash equivalents reasonably approximates fair value due to the short maturities of these instruments. The primary objective of our investment activities is preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, however, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

We do not believe our cash equivalents have significant risk of default or illiquidity. While we believe our cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits. We cannot be assured that we will not experience losses on these deposits.

At December 25, 2009 we had borrowings outstanding with carrying values of $29.2 million. The carrying amount of borrowings approximates fair value based on borrowing rates currently available to us. Our outstanding borrowings consist of both fixed and variable interest rate financial instruments. Our variable rate borrowings are based on LIBOR plus 4.25%. Changes in interest rates do not affect operating results or cash flows on our fixed rate borrowings but would impact our variable rate borrowings. A hypothetical 10% increase or decrease in interest rates relative to interest rates at December 25, 2009 would not have a material impact on operating results and cash flows with respect to our variable rate borrowings. Changes in interest rates would, however, affect the fair values of all of our outstanding borrowings, including, to a lesser extent, our variable rate borrowings outstanding at December 25, 2009 for which the interest rate reset semi-annually. A hypothetical 10% decrease in interest rates relative to interest rates at December 25, 2009 would result in an increase of approximately $0.2 million in the aggregate fair value of our outstanding borrowings. A hypothetical 10% increase in interest rates relative to interest rates at December 25, 2009 would result in an decrease of approximately $0.2 million in the aggregate fair value of our outstanding borrowings.

Foreign currency risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the United States dollar. Our historical revenue has generally been denominated in United States dollars, and a significant portion of our current revenue continues to be denominated in United States dollars; however, we expect an increasing portion of our future revenue to be denominated in currencies other than the United States dollar, primarily the Euro, British pound sterling, Canadian dollar and Japanese yen. Our operating expenses are generally denominated in the currencies of the countries in which our operations are located, primarily the United States and United Kingdom. Increases and decreases in our international revenue from movements in foreign exchange rates are partially offset by the corresponding increases or decreases in our international operating expenses. To further reduce our net exposure to foreign exchange rate fluctuations on our results of operations, we have entered into foreign currency forward contracts.

At December 25, 2009, we had outstanding forward contracts based in British pound sterling, Canadian dollar and the Euro with notional amounts totaling $4.2 million. We do not designate any of our forward contracts as hedges for accounting purposes. We had no forward contracts outstanding during fiscal 2009 and 2008. As of December 25, 2009, the net unrealized gain on these forward contracts was not material. Realized gains and losses for the nine months ended December 25, 2009 were also not material. With regard to these contracts, a hypothetical 10% adverse movement in foreign exchange rates compared with the U.S. dollar relative to exchange rates on December 25, 2009 would result in a reduction in fair value of these forward contracts and a corresponding foreign currency loss of approximately $0.4 million. This analysis does not consider the impact that hypothetical changes in foreign currency exchange rates would have on anticipated transactions and assets and liabilities that these foreign currency sensitive instruments were designed to offset.

As our international operations grow, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk. In addition, currency fluctuations or a weakening United States dollar can increase the costs of our international expansion.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Counterparty risk

Our financial statements, including derivatives, are subject to counterparty credit risk which we consider as part of the overall fair value measurement. We attempt to mitigate this risk through credit monitoring procedures.

Business

Overview

We are a leading global licensor of 3D technologies. Our extensive intellectual property portfolio enables a premium 3D viewing experience in the theater, the home and elsewhere. We license our RealD Cinema Systems to motion picture exhibitors that show 3D motion pictures and alternative 3D content. We also provide our RealD Format, active and passive eyewear, and display and gaming technologies to consumer electronics manufacturers and content producers and distributors to enable the delivery and viewing of 3D content on high definition televisions, laptops and other displays. Our cutting-edge 3D technologies have been used for applications such as piloting the Mars Rover, heads-up displays for military jets and robotic medical procedures.

Competitive strengths

Our competitive strengths include the following:

Innovative technology

Our technical expertise has allowed us to develop new and innovative technologies for the motion picture industry, the 3D consumer electronics market and other markets. Working with Disney to release Chicken Little in 3D in 2005, we became the first company to commercially enable 3D theater screens using digital projection. Our patented RealD Cinema Systems deliver superior light output, providing for a high quality, brighter image and enabling display on larger theater screens than most competing technologies. Our licensees AMC, Cinemark and Regal deploy our RealD Cinema Systems on their own premium-branded large-screen formats. Our RealD Format, active and passive eyewear, and display and gaming technologies provide our consumer electronics licensees the ability to display high quality 3D content that can be delivered through the current cable, satellite and broadcast infrastructure. Our RealD Format is also highly scalable and can meet the future needs of our licensees as the infrastructure for content production, distribution and viewing grows and evolves. Content producers use our technologies to enhance and accelerate their production of 3D content. Our extensive intellectual property portfolio, which is based on years of research and development, contains approximately 109 individual issued patents and approximately 218 pending patents. Our research, development and engineering teams have expertise in many disciplines, including:

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polarization control (the manipulation of light);

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photonics (the application of electromagnetic energy, incorporating laser technology, electrical engineering, materials science and information storage and processing);

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optics (the branch of physics that deals with light and vision);

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liquid crystal physics (the application of elements at the border between the solid and liquid phase to the creation of nanoscale devices); and

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digital image processing (the use of computer algorithms to perform image processing on digital images).

Global market leader in 3D-enabled theater screens

As of March 26, 2010, our RealD Cinema Systems were deployed on 5,321 theater screens in 51 countries, which we believe are more 3D screens than all of our competitors combined. Eighteen of the world's top 20 motion picture exhibitors utilize RealD Cinema Systems in their theaters, including AMC, Cinemark, ODEON, Regal and Warner Mycal. Our licensees include over 300 other motion picture exhibitors and RealD has the leading global market share of 3D-enabled theater screens, approximately 50% as of December 25, 2009. Domestic box office on RealD-enabled screens represented over 75% of total domestic 3D box office in 2009. As of March 26, 2010, we were working with our motion picture exhibitor licensees to deploy our RealD Cinema Systems on up to approximately 4,900 additional screens under our existing agreements with them, and we are are actively engaged with other motion picture exhibitors regarding potential new license agreements.

Pioneer in the emerging 3D consumer electronics market

We believe that the recent success of major 3D motion pictures is leading to the creation and distribution of 3D content and products for the 3D consumer electronics market. Although the 3D consumer electronics market is new and developing, we have already entered into agreements to provide our RealD Format, active and passive eyewear, and display and gaming technologies to leading consumer electronics manufacturers, including JVC, Panasonic, Samsung, Sony Electronics and Toshiba. Our licensees also include content distributors, including cable television services such as Cablevision Systems Corp., or Cablevision, satellite television services such as DirecTV Enterprises, LLC, or DirecTV, and content producers, including publishers of interactive gaming content such as Ubisoft Divertissements, or Ubisoft, and NAMCO BANDAI Games Inc., or NAMCO.

Premium brand

We believe our brand is well-recognized among licensees and consumers as a result of motion picture studios and exhibitors co-branding with us and consumers having worn our branded RealD eyewear over 150 million times. We believe the prominence of our brand in the motion picture industry will enhance our marketing efforts in the 3D consumer electronics market.

Scalable licensing model

We license our 3D technologies under a highly scalable business model with recurring revenue from those licensees. As an example, our multi-year (typically five years or longer), generally exclusive agreements with motion picture exhibitors generate revenue on a per-admission, periodic fixed-fee or per-motion picture basis at limited incremental direct cost to us. We believe motion picture exhibitors prefer our licensing model, which includes technological upgrades and maintenance, because it reduces their capital expenditures and the risk they may purchase equipment that will become obsolete. We believe our motion picture exhibitor licensees also prefer our single-use RealD eyewear because it requires less personnel (no active collecting or washing by motion picture exhibitors) and reduces motion picture exhibitors' loss from theft and breakage. Although we have not yet generated material revenue in the 3D consumer electronics market, we anticipate that our relationships with consumer electronics manufacturers and others will generate future license fees on 3D technologies licensed for that market on a per unit basis. As we continue to penetrate each of our markets, we believe we will continue to increase our licensing revenue at a faster rate than our operating expenses.

Extensive industry relationships and strong technical expertise

Our experienced management team, including Michael V. Lewis, our Chairman and Chief Executive Officer, and Joshua Greer, our President, has extensive, long-term relationships with content producers and distributors, major motion picture studios and exhibitors, and consumer electronics manufacturers that help us drive the proliferation of 3D content, delivery and viewing in theaters, the home and elsewhere. Our research and development team, based in Boulder, Colorado, is comprised of leaders in the invention, development and commercialization of innovative 3D technologies.

Strategy

Key elements of our strategy include:

Continue to innovate and develop new technologies

We will continue to develop proprietary 3D technologies to enhance the 3D viewing experience and create additional revenue opportunities. We will endeavor to improve our RealD Cinema Systems to deliver an even better and more immersive 3D viewing experience to consumers in theaters. For the 3D consumer electronics market, we will also work to enhance our RealD Format, active and passive eyewear, and display and gaming technologies to enable consumers to enjoy 3D at home and elsewhere. We have patented technologies that we believe will in the future enable consumers to enjoy 3D content without eyewear. We believe our licensing of 3D technologies for the professional market will continue to provide a strong foundation for our development of new 3D technologies for the motion picture, consumer electronics and other markets. We will also selectively pursue technology acquisitions to expand and enhance our intellectual property portfolio in areas that complement our existing and new market opportunities and to supplement our internal research and development efforts.

Increase our leading global market share in 3D-enabled theater screens

We will work with our existing motion picture exhibitor licensees to deploy additional RealD Cinema Systems. We also plan to enter into agreements with new motion picture exhibitor licensees to increase the number of deployed RealD Cinema Systems worldwide. We believe there is a significant opportunity for us to continue to expand our business internationally and to license our 3D technologies to international motion picture exhibitors based on a licensing model that is similar to our domestic model.

Expand our emerging 3D consumer electronics business

We will continue to work with consumer electronics manufacturers and content producers and distributors to enable a premium 3D viewing experience in the home and elsewhere using our 3D technologies. We will endeavor to incorporate our RealD Format, active and passive eyewear, and display and gaming technologies in plasma and LCD televisions, set-top boxes, digital video recorders, interactive gaming consoles, laptop computers, desktop computers and mobile devices, and to enable the delivery of 3D content via cable, satellite, broadcast, packaged media and the Internet.

Build upon the strength of our RealD brand

It is our goal to make RealD the best known 3D technology brand in the world, associated with delivering the highest quality 3D viewing experience. We will further leverage the strength of our brand to generate stronger licensee and consumer preference for the RealD brand in the

3D consumer electronics and other markets. We will continue to actively encourage motion picture studios and exhibitors to prominently feature our brand in their motion picture advertising and marketing, at theater locations, online and on consumer electronics products and packaging. We will also continue our advertising efforts to strengthen our brand in the consumer electronics industry. We plan to use our brand to drive the continued adoption of our 3D technologies in existing and new markets.

Industry

History of 3D

First used commercially in a public theater in 1922, 3D technology has been used by content producers in an effort to enhance the viewing experience. 3D imagery is created using stereoscopic photography, which is a process that creates the illusion of 3D by using a pair of 2D images. Each image represents a different perspective of the same object, emulating the different perspectives that binocular vision captures. When the two images are viewed by each eye, the brain fuses the two images to form a single picture, creating the illusion of 3D. 3D technology has a wide range of applications including entertainment, research and development, scientific exploration and manufacturing.

Innovation in 3D technology has centered on optimizing the projection of stereoscopic images as well as the filtering of the image intended for each eye. Early 3D exhibition required the use of two projectors, one to project the reel for each eye to create the stereoscopic image, which required synchronization that was difficult to achieve due to the manual operation of projectors. To view a stereoscopic image, audiences utilized 3D eyewear that employed different filters that did not maintain the quality of a standard motion picture image and caused discomfort including eye strain and headaches.

Benefiting from the increased and continuing adoption of digital projection, the new wave of 3D projection utilizes digital technologies that address many of the limitations of previous methods of 3D projection. The use of high definition digital projectors, advances in the construction of silver screens and the use of polarization filters and polarized lenses have broadened the color spectrum, and reduced eyestrain and synchronization issues that caused headaches, which greatly improves the 3D viewing experience.

The launch of modern 3D digital projection for motion pictures was marked by the presentation of Chicken Little by Disney in November 2005, which debuted on approximately 100 RealD-enabled screens. Since the debut of Chicken Little in 2005 through the end of 2009, 27 3D motion pictures have been released on RealD-enabled screens including Avatar, which debuted in December 2009 and has grossed approximately $700 million domestically, approximately $580 million of which were domestic 3D box office receipts as of March 26, 2010.

Cutting-edge 3D technology has also been deployed in other applications including scientific research. For example, NASA has utilized 3D technology to analyze damage to the Space Shuttle and to navigate the Mars Rover. Industrial applications for 3D technology include the use of 3D visualization by biotech firms for the development of pharmaceuticals, by aircraft and motor vehicle manufactures like McDonnell Douglas Corp., Caterpillar Inc. and Harley Davidson, Inc. for the design of new prototypes and by major energy companies such as

Chevron who utilize 3D technology to reduce the cost of exploration by analyzing oil and gas fields in virtual 3D environments.

Market opportunity

Our 3D technologies can be utilized in many different markets, including entertainment, consumer electronics, education, aerospace, defense and healthcare. Our 3D technologies are primarily used in applications in the motion picture, consumer electronics and professional markets.

The shift in the motion picture industry from analog to digital over the past decade has created an opportunity for new and transformative 3D technologies. With the commercial success of recent 3D motion pictures, adoption of 3D digital cinema is positioned for continued growth as many of the approximately 133,000 worldwide non-digital theater screens as of the end of 2009 will convert to digital projection. As of December 25, 2009, only approximately 16,000 digital theater screens were deployed worldwide, representing approximately 11% of the worldwide installed base. However, 3D-enabled screens represented approximately 55% of digital theater screens deployed worldwide.

The following chart illustrates, as of December 25, 2009, the approximate total number of theater screens worldwide, the approximate number of theater screens that have been converted to digital and the approximate number of digital theater screens that are 3D-enabled, broken down by the providers who enabled those 3D screens.

(1)
Of the estimated 8,606 worldwide digital theater 3D-enabled screens as of December 25, 2009, 4,286 were RealD-enabled screens; approximately 1,960 were Dolby-enabled screens; approximately 1,560 were XpanD-enabled screens; approximately 500 were MasterImage-enabled screens; approximately 150 were IMAX-enabled screens; and approximately 150 were other 3D-enabled screens

On March 10, 2010, DCIP announced that it had completed its financing that will provide funding for the digital conversion of up to approximately 14,000 additional domestic theater screens operated by our licensees AMC, Cinemark, and Regal. We believe the increasing number of digital theater screens to be financed by DCIP will further the penetration of additional RealD-enabled screens in the domestic market.

We anticipate that 21 3D motion pictures will be released worldwide during 2010 based on slate announcements by motion picture studios. In addition to creating original 3D motion pictures, content producers are converting 2D motion pictures to 3D in order to display them using 3D technologies. The following table shows the 3D motion pictures released or scheduled for release on 3D-enabled screens during 2010, the motion picture studios and the release dates (announced as of March 26, 2010).

Title	Motion picture studio	Release date

Alice in Wonderland	Disney	3/5/2010
How to Train Your Dragon	DreamWorks Animation	3/26/2010
Clash of the Titans	Warner Brothers	4/2/2010
Shrek Forever After	DreamWorks Animation	5/21/2010
Toy Story 3	Disney	6/18/2010
Despicable Me	Universal	7/9/2010
Cats & Dogs	Warner Brothers	7/30/2010
Step Up 3D	Disney	8/6/2010
Piranha 3D	Dimension	8/27/2010
Resident Evil: Afterlife	Sony Pictures	9/10/2010
Legend of the Guardians	Warner Brothers	9/24/2010
Alpha and Omega	Lionsgate	10/1/2010
Jackass 3	Paramount	10/15/2010
Saw VII	Lionsgate	10/22/2010
Megamind	DreamWorks Animation	11/5/2010
Harry Potter and the Deathly Hollows: Part I	Warner Brothers	11/19/2010
Tangled	Disney	11/24/2010
Chronicles of Narnia	Fox	12/10/2010
Tron Legacy	Disney	12/17/2010
Yogi Bear	Warner Brothers	12/17/2010
Gulliver's Travels	Fox	12/22/2010

We believe that more 3D-enabled theater screens, including more screens per location, will be needed to accommodate the increasing number of 3D motion pictures being released simultaneously and to provide the necessary capacity to fully capitalize on commercially successful 3D motion pictures.

We believe that the recent success of major 3D motion pictures, including Avatar and Alice in Wonderland, will further stimulate the production and distribution of new and alternative 3D content for the cinema market. We anticipate that there will be more live broadcast events in 3D, including sporting events, concerts, cultural and other live events similar to a number of recent experiences. For example, in January 2009, the BCS national championship football game between the University of Florida Gators and the University of Oklahoma Sooners was broadcast live in 3D to over 100 domestic theater screens. In March 2010, the National Hockey

League game between the New York Rangers and New York Islanders was broadcast live in 3D at the WaMu Theater at Madison Square Garden, and the 2010 NCAA Men's Final Four semifinal and national championship games were broadcast live in 3D for up to 100 Cinedigm Certified™ Digital Cinemas nationwide. In April 2010, Kenny Chesney: Summer in 3D, a compilation of country music concert clips, will be shown in 3D in theaters.

We believe that the recent success of major 3D motion pictures is also leading to the production and distribution of new 3D content for the consumer electronics market. The first widely available 3D-enabled video game, Avatar, shipped on December 1, 2009, and 3D-enabled high definition televisions are now available to consumers.

The proliferation of high definition televisions, laptops and other displays represents a new market opportunity for revenue arising from the release of 3D-enabled consumer electronics products. Based on industry reports, we believe that 2009 worldwide shipments for plasma and LCD televisions were approximately 123 million, set-top boxes were 89 million, digital video recorders were 32 million, interactive gaming consoles were 93 million, laptop computers were 165 million, desktop computers were 126 million and mobile devices were 171 million. We believe our 3D technologies can be used in future versions of these consumer electronics products.

We believe the increased availability of 3D content for the home and elsewhere will also drive the 3D consumer electronics market. For example, in April 2010, The Masters golf tournament was broadcast live in 3D to subscribers of Cablevision, Comcast and Cox and streamed live in 3D over the Internet. The April 2010 soccer match between Manchester United and Chelsea was broadcast in 3D on Sky's 3D digital channel in the United Kingdom. The National Hockey League game between the New York Rangers and New York Islanders was also broadcast live in 3D on Cablevision in March 2010.

Key market applications

We believe that we possess innovative technology, a significant market presence, a premium brand and a scalable licensing model in our key markets.

Cinema

We design, manufacture, license and market our RealD Cinema Systems that enable digital cinema projectors to show 3D motion pictures and alternative 3D content to consumers wearing our RealD eyewear.

Technology.    We believe our patented 3D digital projection technology delivers double the amount of light output than all other 3D digital projection technology on the market, which is the most significant factor in producing a high quality 3D image. We believe we are able to reach larger screens with our RealD digital projection technology than the majority of other 3D digital projection technology providers in the market. For example, using a single digital DLP projector and the same lamp and lamp power as a 2D presentation, our RealD XL Cinema System, using our polarizing technology, can deliver crisp, clear 3D content to screens. Our RealD Cinema Systems:

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are relatively inexpensive to deploy and include free upgrades;

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produce full color, unlike stereoscopic/spectral 3D that relies on eyewear with red and green color filters that cause a substantial loss of available colors;

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reduce most "ghost images" caused by the left eye seeing a small portion of the right-eye frames and vice versa;

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reduce headaches and eye strain caused by a misalignment of the left-eye and right-eye frames that are often experienced with dual projection systems; and

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can be viewed with our circular polarized passive RealD eyewear, which allow consumers to move around with reduced image distortion.

Market presence.    Our RealD Cinema Systems are the world's most widely deployed digital 3D cinema technology based on the number of theater screens installed worldwide. As of March 26, 2010, our RealD Cinema Systems were deployed on 5,321 theater screens in 51 countries worldwide. We are working with our motion picture exhibitor licensees to deploy our RealD Cinema Systems on up to approximately 4,900 additional screens under our existing agreements with them, of which approximately 3,600 screens are domestic and approximately 1,300 are international. As of December 25, 2009, our RealD Cinema Systems accounted for over 75% of the domestic 3D-enabled theater screens and approximately 50% of the 3D-enabled theater screens deployed worldwide. Domestic box office on RealD-enabled screens represented over 75% of total domestic 3D box office in 2009. We expect to continue to grow our cinema business based on an increasing number of theater screens becoming RealD-enabled and RealD-compatible 3D motion pictures being released.

The following chart illustrates the number of theater locations with RealD-enabled screens and the total number of RealD-enabled screens:

	Year ended			Nine months ended
	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

Number of RealD-enabled screens (at period end)
Total domestic RealD-enabled screens	617	997	1,703	1,323	2,803
Total international RealD-enabled screens	57	176	405	225	1,483
Total RealD-enabled screens	674	1,173	2,108	1,548	4,286
Number of locations with RealD-enabled screens (at period end)
Total domestic locations with RealD-enabled screens	490	673	1,147	886	1,690
Total international locations with RealD-enabled screens	57	172	376	217	962
Total locations with RealD-enabled screens	547	845	1,523	1,103	2,652

At most of the theater locations, there are multiple RealD-enabled screens. We believe that having more RealD-enabled screens per location will allow us to accommodate the increasing number of 3D motion pictures being released simultaneously and provide the necessary capacity to fully capitalize on commercially successful 3D motion pictures. We believe the commercial success of recent 3D motion pictures, such as Avatar and Alice in Wonderland, and the financing made available by DCIP will facilitate the conversion of theater screens to digital and 3D.

Content.    The following table shows some of the motion pictures released on RealD-enabled screens in 2009 and 2010, the motion picture studios, the release dates, the domestic box office for those motion pictures on RealD-enabled screens, the RealD domestic box office as a percentage of total domestic 3D box office, and the RealD domestic box office as a percentage of the total domestic 2D and 3D box office.

Title	Motion Picture Studio	Release date	Domestic box office on RealD- enabled screens	RealD percent of domestic 3D box office	RealD percent of total domestic box office (2D + 3D)

My Bloody Valentine	Lionsgate	1/16/2009	$36,001,599	88%	70%
Coraline	Focus Features	2/6/2009	$43,032,428	87%	57%
Jonas Brothers	Disney	2/27/2009	$15,498,861	89%	89%
Monsters vs. Aliens	DreamWorks Animation	3/27/2009	$80,476,454	71%	41%
Up	Disney	5/29/2009	$118,990,252	86%	41%
Ice Age 3	Fox	7/1/2009	$71,121,164	85%	36%
G-Force	Disney	7/24/2009	$51,444,384	86%	44%
The Final Destination	Warner Bros.	8/28/2009	$39,648,938	86%	60%
Cloudy with a Chance of Meatballs	Sony Pictures	9/18/2009	$50,691,266	75%	42%
Toy Story 1 & 2	Disney	10/2/2009	$24,935,666	86%	86%
A Christmas Carol	Disney	11/6/2009	$66,768,831	67%	51%
Avatar	Fox	12/18/2009	$391,807,274	67%	55%
Alice in Wonderland	Disney	3/5/2010	$146,762,542	71%	52%
How To Train Your Dragon	DreamWorks Animation	3/26/2010	$19,415,633	69%	47%

Note: As of March 28, 2010

Source: Rentrak

In 2009, our RealD Cinema Systems were used in the exhibition of 15 motion pictures, including Avatar, which has the highest box office gross in history. Approximately 67% of Avatar's total domestic 3D box office through March 28, 2010 was generated on RealD-enabled screens. In 2010, our RealD Cinema Systems were used or are expected to be used in the exhibition of 21 3D motion pictures, including Alice in Wonderland. Approximately 71% of Alice in Wonderland's total domestic 3D box office through March 28, 2010 was generated on RealD-enabled screens. Twenty-one 3D motion pictures are currently slated for release by the major motion picture studios in 2011 for exhibition using our RealD Cinema Systems.

We believe that the recent success of major 3D motion pictures will drive the creation and theatrical distribution of more alternative content and live broadcast events in 3D. For example, the 2008 broadcast feature of an NFL match-up of the San Diego Chargers and the Oakland Raiders was delivered via satellite to RealD-enabled screens in Los Angeles, New York and Boston. The 3D technologies utilized for this broadcast are the basis for our RealD Format for delivery of 3D content to high definition televisions, laptops and other displays in the home and elsewhere. In addition, we recently introduced RealD LIVE, which enables live event 3D broadcast capabilities in theaters. RealD-enabled screens and the RealD Format have been used to exhibit other new and alternative 3D content, including sporting events, concerts, cultural and other live events.

Brand.    Motion picture studios often co-brand RealD in motion picture marketing and advertising. Motion picture exhibitors display our brand at theaters, on-screen and online. Consumers have worn our branded RealD eyewear over 150 million times. Our in-theater branding includes signage at the box office where tickets are purchased, signage in the lobby and in poster cases in and around the theater, branded recycling bins located at each auditorium entrance and exit, an on-screen animated 3D preview informing consumers when to put on their eyewear and reminding them to recycle their eyewear after the motion picture and a promotional trailer that plays immediately before the motion picture. Our brand also appears on major online ticketing websites aligned with show times at theaters equipped with our RealD technology. We believe our branding will lead to increased admissions as consumers recognize our brand as the leading choice for 3D viewing, prompting motion picture exhibitors to select us as their 3D technology licensor.

Licensing model.    We license our RealD Cinema Systems to motion picture exhibitors under multi-year (typically five years or longer) agreements that are generally exclusive and from which we generally receive license fees on a per-admission basis. We believe our agreements with motion picture exhibitors provide us with recurring revenue as 3D motion pictures are exhibited using our 3D technologies. Based on the number of deployed RealD-enabled screens, the number of additional RealD Cinema Systems that we will work with our existing motion picture exhibitor licensees to deploy, our market presence and the number of 3D motion pictures slated for future release, we believe our cinema business will continue to grow.

We license and market three principal systems to motion picture exhibitors based on the type of digital projector installed and theater configuration: our RealD Cinema System, RealD XLS Cinema System and RealD XL Cinema System. Our RealD XL Cinema System can be displayed on screens of up to 80 feet wide, and our RealD Cinema Systems will be scalable to larger formats as projector technology evolves. We believe we can upgrade almost any theater that has an existing digital cinema projector with our RealD Cinema Systems within a few hours. Under our agreements with motion picture exhibitors, we provide technological upgrades and maintenance on our RealD Cinema Systems.

We believe our RealD Cinema Systems are a compelling and scalable technology for the motion picture industry. Motion picture producers can tell their stories in more creative and compelling ways through the use of 3D technology. As evidenced by Avatar and Alice in Wonderland, releasing content on RealD-enabled screens can result in increased ticket sales at premium prices, enhanced monetization of a motion picture's initial release and, as a result, can provide a more attractive return on investment to motion picture producers and distributors. Motion picture exhibitors share in the benefit of increased motion picture ticket sales at premium prices, increased concession sales and can also generate new revenue opportunities through alternative 3D content, including 3D showings of sporting events, concerts, cultural and other live events. We also believe consumers benefit from a superior 3D entertainment experience.

Consumer electronics

We make our RealD Format, active and passive eyewear and display and gaming technologies available to consumer electronics manufacturers, content producers and content distributors to bring 3D to the home and elsewhere.

Technology.    Our RealD Format is based on multiplexing technology (which packs two images in a single space without degrading the 3D quality) to deliver and display high definition 3D content via cable, satellite, broadcast, packaged media and the Internet. Our technology can grow with the content distribution infrastructure to deliver the highest quality, premium 3D viewing experience across a variety of distribution systems and consumer electronics products. Our 3D technologies can also be used for 3D-enabled interactive gaming by game developers and publishers. We have developed proprietary technology for a gaming tool kit to bring 3D motion picture quality to games based on the compatibility of our RealD Format with high definition televisions, laptops and other displays. Our technologies for the interactive gaming market include those that adjust viewing angles in a game, assure 3D across depth of field and enable in-frame 3D effects.

We believe that the 3D consumer electronics market will continue to evolve towards an enhanced 3D entertainment experience and we intend to actively seek to have our technologies incorporated in new 3D-enabled consumer electronics products. We continue to develop, maintain, and strengthen our relationships within the broad spectrum of consumer electronics market participants to guide the development of 3D in the home and elsewhere. We believe our active eyewear is adaptable to most consumer electronics applications and our patented high brightness, passive display could be used with high definition displays without significantly degrading image resolution.

Market presence.    Our 3D technologies can be deployed across the consumer electronics market. We have recently made available our RealD Format, active and passive eyewear and display and gaming technologies to consumer electronics manufacturers, content producers and distributors to enable high definition televisions, laptops and other displays to be viewed in RealD 3D in the home and elsewhere. Although we have not yet generated material revenue in the 3D consumer electronics market, we have agreements in place with DirecTV, JVC, Panasonic, Samsung, Sony Electronics and Toshiba. We have also licensed our 3D interactive gaming application programming interface to game developers and publishers, including Ubisoft and NAMCO.

Content.    Building on the recent success of major 3D motion pictures released in theaters, we believe the consumer electronics market will be further stimulated with the creation and distribution of new motion pictures and other forms of 3D content. We anticipate that the demand for live broadcast events in 3D, including sporting events, concerts, cultural and other live events, for 3D interactive games, as well as other new and alternative 3D content for the home and elsewhere, will stimulate the market for RealD-enabled consumer electronics products.

Brand.    We believe the strength of our brand in the motion picture industry will assist us in the 3D consumer electronics market. We are working with our licensees to incorporate RealD branding in their consumer electronics product advertising, marketing and packaging and to have our brand featured prominently on our patented RealD eyewear used in the 3D consumer electronics market.

Licensing model.    We have entered into multi-year licensing agreements with participants in the consumer electronics industry to further integrate our RealD Format and other technologies into their products. As a leading provider of 3D technologies for the distribution and display of 3D in consumer electronics products, we believe there will be revenue opportunities with not only consumer electronics manufacturers but also component and accessories manufacturers, silicon vendors, system operators, eyewear manufacturers, mobile device companies and others.

Professional

Our professional 3D technologies are utilized by Fortune 500 companies, government, academic institutions, and research and development organizations for applications such as piloting the Mars Rover and robotic medical procedures. Our professional 3D technologies have also been used for theme park installations, including at LEGOLAND®. In the professional market, we sell CrystalEyes® eyewear, monitors, digital light processing television kits, polarizer film, emitters and linear polarizing systems. Our work with customers licensing our professional solutions has provided a strong foundation for our development of new 3D technologies in the motion picture and 3D consumer electronics markets.

Our history

RealD was founded by Michael V. Lewis and Joshua Greer in 2003 with the goal of bringing a premium 3D viewing experience to audiences everywhere. In 2005, we acquired Stereographics, one of the largest providers of 3D technologies at that time. In 2007, we acquired ColorLink, a polarization control, photonics and optics company with an extensive patent portfolio. The 3D technologies that we acquired were used piloting the Mars Rover in 1997. In March 2005, we demonstrated our initial RealD Cinema System to motion picture exhibitors and studios. In November 2005, Disney released Chicken Little, including on approximately 100 RealD-enabled screens. In December 2009, Fox released Avatar worldwide, including on approximately 4,200 RealD-enabled screens. In 2008, we entered the 3D consumer electronics market with a number of 3D technologies for the home and elsewhere and the first consumer electronics products utilizing our 3D technologies are now available to consumers.

Licensees

Cinema

In our core cinema business, our primary licensees are motion picture exhibitors that use our RealD Cinema Systems, including 18 of the world's top 20 largest motion picture exhibitors. As of December 25, 2009, we had multi-year (typically five years or longer) agreements that are generally exclusive with our motion picture exhibitor licensees in both the domestic and international markets. However, our license agreements typically do not obligate motion picture exhibitors to deploy a specific number of our RealD Cinema Systems according to a specific timeline. Net license revenue from AMC, Cinemark and Regal together comprised approximately 22% of our revenue in the fiscal year ended March 31, 2008, 18% in the fiscal year ended March 27, 2009 and 16% in the nine months ended December 25, 2009.

Consumer electronics

In our home business, our primary licensees are consumer electronics manufacturers, including JVC, Panasonic, Samsung, Sony Electronics and Toshiba. We currently have agreements in place with these consumer electronics manufacturers for the use of our 3D technologies in various consumer electronics products. Our customers also include content distributors, including satellite television services company DirecTV, and content producers, including interactive game publishers Ubisoft and NAMCO.

Professional

In our professional business, our primary customers are Fortune 500 companies, government, academic institutions and research and development organizations.

Sales and marketing

We market and license our technologies throughout the motion picture, 3D consumer electronics and professional markets through an internal sales team. We maintain sales offices in the United States, Japan and the United Kingdom and are planning to open another sales office in Asia in 2010.

We focus our marketing efforts on motion picture studios and exhibitors, consumer electronic manufacturers, interactive game companies, content producers and content distributors. We reach these markets primarily through industry trade shows, public relations, our website and studio events.

Research and development

We believe we must continue to develop innovative 3D technology on a regular basis to maintain our competitive edge. We monitor trends in the 3D motion picture, 3D consumer electronics and professional markets to stay on top of new developments. We further monitor relevant intellectual property and other public domain information. Our research and development is focused on building and testing licensed products that could potentially incorporate our 3D technologies. Once the proof of concepts are built and tested, our 3D technologies are licensed to motion picture exhibitors and consumer electronics manufacturers.

Our research and development expenses were $4.7 million in fiscal 2007, $11.2 million in fiscal 2008, $8.9 million in fiscal 2009 and $7.3 million in the nine months ended December 25, 2009. In addition, we have made significant investments in intellectual property through our acquisitions of Stereographics and ColorLink.

Manufacturing and supply

Cinema

RealD Cinema Systems.    We purchase optical and mechanical components for our RealD Cinema Systems from suppliers. We have also entered into a large number of license and deployment agreements with digital cinema projector and server companies that grant them a limited, royalty-free license related to the use of RealD technology into digital cinema projection systems. We market and deploy our RealD Cinema Systems to motion picture exhibitors through two of our subsidiaries, Digital Link and Digital Link II, who purchase digital cinema projectors from manufacturers with financing from NEC Financial Services, LLC, and lease the projectors to motion picture exhibitors as a zero cost lease.

RealD eyewear.    Our RealD eyewear is an integral part of our RealD Cinema Systems. Our circular polarized passive RealD eyewear allows consumers to move around with reduced image distortion and is comfortable, sanitary and designed for a single use, which we believe provides convenience to consumers. We have entered into non-exclusive agreements with several manufacturers to produce RealD eyewear. We manage worldwide manufacturing and distribution of RealD eyewear. Domestically, we operate a recycling program for our RealD eyewear. Domestically, we charge motion picture studios a per use fee for our RealD eyewear. The motion picture studios then provide our RealD eyewear to domestic motion picture exhibitors together with the licensing of these studios' 3D motion pictures. Most international motion picture exhibitors purchase RealD eyewear directly from us and sell them to consumers as part of their admission or as a concession item. As a result, we are one of the world's largest distributors of passive 3D eyewear. Our recyclable eyewear is designed to fit comfortably on most viewers from ages three and up and easily over prescription eyewear. With the growth of

3D motion picture productions and releases, we anticipate that a market for personal and customized RealD eyewear will emerge.

RealD installation, repair and maintenance services.    We hire independent contractors to perform installation, repair and maintenance services related to our RealD Cinema Systems.

Consumer electronics

Our RealD Format, display and gaming technologies for use in high definition televisions, laptops and other displays, as well as our active and passive eyewear, are fully tested by our engineering team before they are delivered to consumer electronics manufacturers.

Professional

We use ColorLink Japan and other manufacturing suppliers for components of many of our professional products. We complete assembly, testing and inspection in our Boulder, Colorado facilities.

Competition

The motion picture and consumer electronics markets are highly competitive, and we face competitive threats and pricing pressure in these markets.

Our primary competitors for our RealD Cinema Systems include Dolby, Xpand, MasterImage, IMAX and others. As of December 25, 2009, these competitors had enabled approximately 1,960, 1,560, 500, 150 and 150 worldwide theater screens, respectively, as compared to our 4,286 RealD-enabled worldwide theater screens. Consumers may be more familiar with some of our competitors' brands in the motion picture industry. However, we believe we differentiate ourselves from our competitors in the motion picture industry for reasons that include the following:

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we provide premium 3D technologies that are highly regarded by licensees and others in the motion picture industry;

•
our RealD Cinema Systems deliver superior light output providing for a high quality image and enabling display on larger theater screens with one projector than most competing technologies;

•
we offer motion picture exhibitors a licensing model that includes technological upgrades and maintenance and reduces their capital expenditures and the risk they may purchase equipment that will become obsolete;

•
we typically have multiple RealD-enabled screens at each theater location compared to one 3D-enabled screen for some of our competitors, which allows us to accommodate the increasing number of 3D motion picture being released simultaneously and enables motion picture exhibitors to expand successful motion pictures to more RealD-enabled screens;

•
compared to most of our competitors' eyewear in the motion picture industry, our circular polarized passive RealD eyewear allows consumers to move around with reduced image distortion; and

•
our RealD eyewear model requires less personnel (no active collecting or washing by motion picture exhibitors) and reduces motion picture exhibitors' loss from theft and breakage.

Our primary competitors in the 3D consumer electronics market include Dolby, NVIDIA Corporation, Panasonic, Sensio Technologies, Inc., Sony Electronics and Xpand. While the 3D consumer electronics market is new and rapidly developing, we must compete with companies that enjoy competitive advantages in the consumer electronics industry.

We believe that the principal competitive factors in each of our markets include some or all of the following:

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quality and reliability of technologies;
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technology performance, flexibility and range of application;
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timeliness and relevance of new product introductions;
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relationships with key participants in the motion picture and consumer electronics industries;
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inclusion in explicit or de facto industry standards;
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brand recognition and reputation;
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availability of 3D compatible, high quality content; and
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price.

We believe we compete favorably with respect to many of these factors.

Intellectual property

We have a substantial base of intellectual property assets, including patents, trademarks, copyrights, trade secrets and know-how.

We have multiple patents covering unique aspects and improvements for many of our technologies. As of March 26, 2010, we had over 100 patent families comprising approximately 109 individual issued patents and approximately 218 pending patent applications in approximately 15 jurisdictions worldwide. Our issued patents are scheduled to expire at various times between February 2010 and December 2027. Of these, seven patents are scheduled to expire in 2010, four patents are scheduled to expire in 2011 and one patent is scheduled to expire in 2012. We believe the expiration of these patents will not adversely affect our business. Our patents are used in the areas of algorithms, autostereo, eyewear, projection, format, direct view, retarder stack filters, polarization switches, eyewear protection, color switching and other areas. We currently derive our license revenue principally from our RealD Cinema Systems. Patents relating to our RealD Cinema Systems generally expire between 2010 and 2027. We pursue a general practice of filing patent applications for our technology in the United States and outside of the United States where our licensees manufacture, distribute, or sell licensed products and where our competitors manufacture, distribute or sell competing products. We actively pursue new applications to expand our patent portfolio to address new technology innovations.

We have 42 trademark and service mark registrations worldwide for a variety of word marks, logos and slogans. Our registered and common law trademarks are an integral part of our licensing program and licensees typically elect to place our trademarks on their products to inform consumers that their products incorporate our technology and meet our quality specifications.

Employees

As of March 26, 2010, we had 74 employees located in the United States, United Kingdom, Japan and Canada. Approximately 38 are scientists engaged in research and development, and approximately 36 are in sales and general and administrative functions. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Property and facilities

Our corporate headquarters and principal operations are located in Beverly Hills, California, where we lease and occupy approximately 10,000 square feet. The term of our lease expires in June 2018, with an option for us to extend the term of the lease for two additional five year periods.

We also have two facilities in Boulder, Colorado, where we lease and occupy a total of approximately 35,000 square feet. The term of one of these leases expires in October 2010 and the other in August 2016.

We also have sales offices outside London in Hemel Hempstead, United Kingdom. For our London sales office, we lease and occupy approximately 3,154 square feet and the term of lease expires in October 2019.

We believe that our facilities are in good condition and generally suitable and adequate for our needs for the foreseeable future. However, we will continue to seek additional space as needed to satisfy our growth.

Legal proceedings

From time to time, we are subject to certain legal proceedings that arise in the ordinary course of our business, including claims of alleged infringement of intellectual property rights, commercial, employment and other matters. We are not currently involved in any legal proceedings by third parties that our management believes could have a material adverse effect on our business, financial condition or results of operations. However, it is possible that an unfavorable resolution of one or more such proceedings could materially affect our future operating results or financial condition in a particular period.

Management

Executive officers and directors

The following table sets forth the name, age and position held by each of our executive officers and directors as of April 9, 2010:

Name	Age	Position

Michael V. Lewis	46	Chief Executive Officer, Director and Chairman of the Board
Joshua Greer	40	President, Director
Joseph Peixoto	57	President, Worldwide Cinema
Andrew A. Skarupa	44	Chief Operating Officer and Chief Financial Officer
Robert Mayson	54	President, Consumer Electronics
Craig S. Gatarz	48	Executive Vice President and General Counsel
Stephen Bellotti	48	Director
William M. Budinger	36	Director
P. Gordon Hodge	46	Director
Andrew Howard	34	Director
Stephen Royer	45	Director

Michael V. Lewis co-founded the Company and has served as our Chairman of the board of directors since 2003. Prior to co-founding RealD, Mr. Lewis was Chief Executive Officer and co-founder of L-Squared Entertainment, a digital entertainment studio, from 1993 to 2001. While at L-Squared, he served as Producer on the 3D IMAX motion picture The Magic Box and as Co-Producer on T-Rex: Back to the Cretaceous. Prior to L-Squared, Mr. Lewis was Senior Vice President of InterMedia/FilmEquities Inc., a media investment banking and advisory company. Mr. Lewis' experience as our Chairman and Chief Executive Officer and involvement with our formation, along with his knowledge of our business, management skills and performance as a board member led the board of directors to conclude that he should continue to serve as a director.

Joshua Greer co-founded the Company in 2003 and has served as our President since 2007. Prior to co-founding RealD, Mr. Greer was co-founder and Chief Convergence Officer of Walden Media, a film production and publishing company, from 2000 to 2002. Prior to that, Mr. Greer was President of Digital Domain's New Media Group, a digital production studio. Prior to Digital Domain, Mr. Greer was Chief Executive Officer and co-founder of Digital Planet, a digital design studio. Mr. Greer's experience as our President and his involvement with our formation, along with his knowledge of our business, management skills and performance as a board member led the board of directors to conclude that he should continue to serve as a director.

Joseph Peixoto has served as our President, Worldwide Cinema, since 2005. Mr. Peixoto joined RealD from United Cinemas International where he served as President and Chief Executive Officer from 1998 to 2004. Prior to United Cinemas, Mr. Peixoto was President of Famous Players, a Canadian-based theater chain owned by Paramount/Viacom, from 1992 to 1998.

Andrew A. Skarupa has served as our Chief Operating Officer and Chief Financial Officer since 2005. Prior to joining RealD, Mr. Skarupa served from 2004 to 2005 as Vice President of Finance at WaterMark Sports, a designer and producer of outdoor products. Before WaterMark, Mr. Skarupa served as Chief Financial Officer of Alliant Protection Services, an electronics security company from 2002 to 2004. Before joining Alliant, Mr. Skarupa served as Vice President of Finance for Free-PC, an idealab network company acquired by eMachines. Prior to Free-PC, Mr. Skarupa served as Vice President of Finance for idealab. Mr. Skarupa joined idealab after working at MiniMed, a publicly held medical device manufacturer. Prior to MiniMed, Mr. Skarupa was an auditor at Deloitte & Touche in Los Angeles. Mr. Skarupa is a licensed CPA.

Robert Mayson joined RealD in 2008 as Managing Director of RealD Europe Ltd. Mr. Mayson was appointed President, Consumer Electronics in 2010. Prior to joining us, Mr. Mayson served as General Manager and Vice President of Digital Motion Imaging for Kodak, managing Kodak's global digital cinema and post production business.

Craig S. Gatarz joined RealD as Executive Vice President and General Counsel in January 2010. Mr. Gatarz previously served as the Chief Administrative Officer and General Counsel for Vuclip, a mobile video search company, from 2008 to 2010. Prior to Vuclip, Mr. Gatarz served as Chief Operating Officer and General Counsel of JAMDAT Mobile Inc., a publicly traded mobile games publisher, from 2000 until its acquisition by Electronic Arts, Inc. in 2006. Prior to JAMDAT Mobile, Mr. Gatarz served as General Counsel of Netgateway, Inc., an e-commerce provider, from 1999 to 2000. From 1990 to 1999, Mr. Gatarz practiced law at the firm of Jones, Day, Reavis & Pogue.

Stephen Bellotti has served on our board of directors since 2005. From 2006 to 2010, Mr. Bellotti was Managing Partner at Blue Sky Capital, a global fund management company that specializes in luxury resort and urban based real estate. From 2000 through 2006, Mr. Bellotti was managing partner of Aspen Blue Sky Holdings, LLC, a property development company. From 2004 through 2006, Mr. Bellotti was the Global Head of Capital Markets in investment banking company Dresdner Kleinwort Wasserstein, the securities unit of Alliance AG. Previously he held various roles at Merrill Lynch in New York, London and Sydney, including head of European Debt Trading and Sales. Mr. Bellotti graduated from the University of Queensland, Brisbane with a bachelor degree in economics. Mr. Bellotti's financial expertise, management advisory expertise and performance as a board member led the board of directors to conclude that he should continue to serve as a director.

William M. Budinger has served on our board of directors since 2005. From 2008 through 2010 Mr. Budinger was an investor in Cloud Sync., Inc. a mobile device management software company which was recently sold. From 2007 to the present, Mr. Budinger has been an investor of Mota, Inc. an internet software company and Hurel, Inc. a bio tech tool company. From 2004 to 2007, Mr. Budinger was an investor in Rugged Land Books, LLC, a New York-based boutique publishing company. From 2001 to the present, Mr. Budinger has been a partner at Aspen Design Works, LLC a luxury furniture company. Along with his experience investing in companies, Mr. Budinger has invested in multiple real estate projects. Mr. Budinger graduated from Boston University with a bachelor degree in psychology. Mr. Budinger's knowledge of the Company, experience in the technology industry, management skills and performance as a board member led the board of directors to conclude that he should continue to serve as a director.

P. Gordon Hodge has served on our board of directors since 2010. Mr. Hodge was a founding member of El Molino Media LLC, a company formed in 2009 to invest in and acquire out-of-favor media assets. Prior to joining our board of directors, he was a founding partner and managing director of Thomas Weisel Partners LLC, a publicly-traded investment banking firm where he covered media, entertainment and internet sectors as a research analyst from 1999 to 2007 and as an investment banker from 2007 to 2009. Mr. Hodge graduated from Stanford University with a master's degree in business in 1992. Mr. Hodge's financial experience, experience in the entertainment industry, management experience and independence were all attributes that led the board of directors to conclude that he should serve as a director.

Andrew J. Howard has served on our board of directors since 2009 in conjunction with the investment in Series C Convertible Preferred Stock by Shamrock Capital Growth Fund II, a private equity fund managed by Shamrock Capital Advisors. Mr. Howard is a Vice President of Shamrock Capital Advisors, which he joined in 2006. Prior to joining Shamrock Capital Advisors, Mr. Howard was a Vice President of Clarity Partners, a Los Angeles-based media and communications private equity fund. Mr. Howard currently serves on the board of directors of Publishing Group of America and K2 Towers and has previously sat on the board of several other private companies in the media and communications sectors. Mr. Howard graduated from Stanford University with a bachelor degree in political science and economics. Mr. Howard's financial expertise, relationship with one of our largest stockholders, experience in the media and entertainment industry and performance as a board member led the board of directors to conclude that he should continue to serve as a director.

Stephen Royer has served on our board of directors since 2007, in conjunction with the investment in Series C Convertible Preferred Stock by Shamrock Capital Growth Fund II, a private equity fund managed by Shamrock Capital Advisors. Mr. Royer is President and Chief Executive Officer of Shamrock Capital Advisors, a private equity group that manages investments in businesses focused on the media, entertainment, and communications industries. Mr. Royer currently serves as a director of Media Storm, LLC and TeleGuam Holdings, LLC, and previously served as a director of NETGEAR, Inc., PortalPlayer, Inc., PRN Corporation, Latin Communications Group, Modern Luxury Media and several other private companies. Prior to joining Shamrock in 1991, Mr. Royer was an investment banker with Lehman Brothers. Mr. Royer's financial expertise, management advisory expertise, experience as a director of public companies, relationship with one of our largest stockholders and performance as a board member led the board of directors to conclude that he should continue to serve as a director.

Our executive officers are appointed by our board of directors and serve at-will. There are no family relationships among any of our directors or executive officers.

Code of ethics

We expect our board of directors to adopt a Code of Business Conduct and Ethics that will apply to all of our employees, officers, and directors, including our chief executive officer, chief financial officer and other principal executive and senior financial officers.

Board composition

Our board of directors currently consists of             members,             of whom are non-employee members. Each director holds office until his or her successor is duly elected and qualified or until his or her death, resignation or removal. Pursuant to our shareholders agreement and our restated certificate of incorporation, the holders of our Series C Preferred Stock, voting as a separate class, have the special and exclusive right to designate and elect two nominees to the board named by SCGF II until the completion of this offering. Messrs. Royer and Howard are the current board members who were nominated by SCGF II. In addition, the holders of our Series A preferred stock, Series B preferred stock and common stock, voting together as a separate class, have the special and exclusive right to designate and elect five nominees to the board until the completion of this offering. Messrs. Lewis, Greer, Budinger and Bellotti are the current board members who were nominated by this class. The shareholders agreement will terminate upon the completion of this offering, and there will be no further contractual obligations regarding the election of our directors following such termination.

In accordance with the terms of our certificate of incorporation and our bylaws that will become effective upon the completion of this offering, our board of directors will be divided into three classes, each of whose members will serve for staggered three year terms. Upon the completion of this offering, the members of the classes will be divided as follows:

•
the class I directors will be             and             , and their term will expire at the annual meeting of stockholders to be held in 2011;

•
the class II directors will be             and             , and their term will expire at the annual meeting of stockholders to be held in 2012; and

•
the class III directors will be             and             , and their term will expire at the annual meeting of stockholders to be held in 2013.

Our certificate of incorporation that will become effective upon the completion of this offering will state that our board of directors shall consist of a range between one and              members, and the precise number of directors shall be fixed by a resolution of our board of directors. Any vacancy in the board of directors, including a vacancy that results from an increase in the number of directors or removal for cause, will be filled by a vote of the majority of the directors then in office. Any additional directorships resulting from an increase in the number of directors, will be apportioned by the board of directors among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management.

Our certificate of incorporation that will become effective upon the completion of this offering will provide that our directors may be removed only for cause with the approval of a supermajority of 80% of the stockholders entitled to vote on such removal. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Director independence

Under Rules 303A.00 and 303A.01 of the NYSE, a majority of a listed company's board of directors must be comprised of independent directors within one year of listing. In addition, the NYSE rules require that, subject to phase-in periods for compliance, each member of a listed company's audit, compensation and governance and nominating committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. Under Rule 303A.02 of the NYSE, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a material relationship with the listed company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company.

Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Bellotti, Budinger, Hodge, Howard and Royer, representing four of our seven directors, has a material relationship with our company and that each of these directors is "independent" as that term is defined under Rule 303A.02 of the NYSE. Our board of directors also determined that the directors who comprise our audit committee, governance and nominating committee, and compensation committee all satisfy the independence standards for such committees established by Rule 10A-3 under the Exchange Act, the SEC and the NYSE, as applicable. In making such determination, the board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances the board of directors deemed relevant in determining their independence.

Board committees

Our board of directors has established an audit committee, a governance and nominating committee and a compensation committee. Each committee will operate under a charter to be approved by our board. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit committee

The members of our audit committee are Messrs.                            ,                            and                            .                           presently chairs the audit committee. As described above, each member of our audit committee satisfies the independence standards established by Rule 10A-3 under the Exchange Act, the SEC and the NYSE. Our audit committee assists our board of directors in its oversight of the integrity of our financial statements and our independent registered public accounting firm's qualifications, independence and performance.

                           is our "audit committee financial expert," as that term is currently defined in Item 407(d)(5) of Regulation S-K.

Our audit committee's responsibilities include:

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reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements, earnings releases and related disclosures;

•
reviewing and discussing with management and our independent registered public accounting firm our internal controls and internal auditing procedures, including any material weaknesses in either;

•
discussing our accounting policies and all material correcting adjustments with our management and our independent registered public accounting firm;

•
monitoring our control over financial reporting and disclosure controls and procedures;

•
appointing, overseeing, setting the compensation for and, when necessary, terminating our engagement of our independent registered public accounting firm;

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approving all audit services and all permitted non-audit, tax and other services to be performed by our independent registered public accounting firm;

•
discussing with the independent registered public accounting firm its independence and ensuring that it receives the written disclosures regarding these communications required by the Public Company Accounting Oversight Board;

•
reviewing and approving all transactions or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000, and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers;

•
recommending whether the audited financial statements should be included in our annual report and preparing the audit committee report required by SEC rules;

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reviewing all material communications between our management and our independent registered public accounting firm;

•
approving, reviewing and updating our code of business conduct and ethics; and

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establishing procedures for the receipt, retention, investigation and treatment of accounting related complaints and concerns.

Governance and nominating committee

The members of our governance and nominating committee are Messrs.                            ,                            and                            . Mr.                            chairs the governance and nominating committee.

Our governance and nominating committee's responsibilities include:

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identifying individuals qualified to become members of our board of directors;

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recommending to our board of directors the persons to be nominated for election as directors;

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assisting our board of directors in recruiting such nominees;

•
recommending to our board of directors qualified individuals to serve as committee members;

•
performing an annual evaluation of our board of directors;

•
evaluating the need and, if necessary, creating a plan for the continuing education of our directors; and

•
assessing and reviewing our corporate governance guidelines and recommending any changes to our board of directors.

Compensation committee

Compensation committee.    The members of our compensation committee are Messrs.                            ,                            and                            .                           chairs the compensation committee. In addition, each member of our compensation committee qualifies as a "non-employee director" under Rule 16b-3 of the Exchange Act. Our compensation committee assists the board of directors in the discharge of its responsibilities relating to the compensation of our executive officers and board of directors.

Our compensation committee's responsibilities, among other things, include:

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reviewing and approving on an annual basis the corporate goals and objectives relevant to executive officer compensation and evaluating the performance of executive officers in light of those goals and objectives;

•
reviewing and approving, or recommending for approval by the independent directors on an annual basis, our Chief Executive Officer's corporate goals and objectives and setting our Chief Executive Officer's compensation, including salary, bonus, incentive and equity compensation, based on its evaluation of the chief executive officer's performance in light of the established goals and objectives;

•
reviewing and approving, or recommending for approval by the independent directors a proposal submitted by the Chief Executive Officer for other executive officer's compensation, including salary, bonus, and incentive and equity compensation and any other forms of executive compensation;

•
providing oversight of management's decisions concerning the performance and compensation of our other officers, employees, consultants and advisors, which authority it may delegate to other appropriate supervisory personnel;

•
reviewing and administering our incentive compensation plans and equity-based plans and recommending changes in such plans to the board of directors as needed.

•
reviewing and making recommendations to our board of directors with respect to director compensation;

•
selecting, retaining and terminating compensation consultants, outside counsel and other advisors as its deems necessary or appropriate in its sole discretion, including the sole authority to approve the fees and retention terms relating to the consultants, counsel and advisors, which fees shall be borne by the company;

•
reviewing and discussing with management the compensation discussion and analysis required to be included in our filings with the SEC and recommending whether the compensation discussion and analysis should be included in such filings;

•
preparing the compensation committee report required by SEC; and

•
assisting the board of directors in developing and evaluating potential candidates for executive positions and overseeing the development of management succession planning, including planning with respect to our Chief Executive Officer.

Compensation committee interlocks and insider participation

None of the members of our compensation committee is or has at any time during the past fiscal year been an officer or employee of the company. None of the members of the compensation committee has formerly been an officer of the company. None of our executive officers serve, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. For a description of transactions between us and members of the compensation committee and entities affiliated with such members, please see "Certain Relationships and Related Party Transactions."

Compensation discussion and analysis

The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that are paid or awarded to, or earned by, our "named executive officers," who consist of our principal executive officer, principal financial officer, and the three other most highly compensated executive officers. For fiscal 2010, the named executive officers and their positions were:

•
Michael V. Lewis, Chief Executive Officer, Director and Chairman of the Board;
•
Andrew A. Skarupa, Chief Financial Officer and Chief Operating Officer;
•
Joshua Greer, President and Director;
•
Joseph Peixoto, President of Worldwide Cinema; and
•
Robert Mayson, President of Consumer Electronics.

This compensation discussion and analysis section addresses and explains the compensation practices that were followed in fiscal 2010, the numerical and related information contained in the summary compensation and related tables presented below, and actions taken regarding executive compensation since March 26, 2010, that could reflect a fair understanding of a named executive officer's compensation during fiscal 2010.

Historical compensation decisions

Prior to this offering, we were a privately-held company with a relatively few stockholders, including our principal investor, Shamrock Capital Growth Fund II, L.P. As such, we have not been subject to stock exchange listing or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of board committees, including audit, compensation and nominating committees. Most, if not all, of our prior compensation policies and determinations for our named executive officers, including those made for fiscal 2010, have been the product of recommendations by our Chief Executive Officer (who is also a director) to our board of directors, which after discussions with the board of directors, were generally approved by the board of directors as recommended.

Overview, objectives and compensation philosophy

During fiscal 2010, our full board of directors was responsible for determining the compensation of the named executive officers and overseeing any compensation programs. Our board of directors oversaw the compensation programs for these executives to ensure consistency with our corporate goals and objectives and was responsible for designing and executing our compensation program with respect to the named executive officers. For details on the experience and background of our directors, see "Management—Executive officers and directors". We anticipate forming a compensation committee in fiscal 2011, which will take over these responsibilities from our board of directors and be in charge of these determinations and oversight.

The primary goals of our compensation program and policies are to attract, retain and reward talented executives, ensure compensation is closely aligned with our corporate strategies and objectives and the long-term interests of our stockholders and ensure that total compensation is fair, reasonable and competitive within our industry. Our board of directors reviewed overall company and individual performance in connection with its review and determination of each named executive officer's compensation.

We believe that we have assembled an outstanding management team that has produced excellent results. There has been little turnover in any of our named executive officers since their commencement of employment with us. We believe our growth and the retention of our senior management team demonstrates the success and effectiveness of our past compensation decisions. We believe that the compensation amounts paid to our named executive officers for their services in fiscal 2010 were fair, reasonable and in our best interests.

Components of executive compensation

The compensation of the named executive officers has three primary components:

•
annual base salary;
•
cash bonus opportunity; and
•
long-term equity-based compensation.

Perquisites, and benefits generally available to other employees, represent only a minor portion of the total compensation of the named executive officers.

Not all components are provided to each of the named executive officers. Rather, compensation for the named executive officers historically has been highly individualized, resulted from arm's-length negotiations and been based on a variety of informal factors. The board of directors, with recommendations from our Chief Executive Officer, determined the appropriate level for each compensation component based in part, but not exclusively, on our recruiting and retention goals, the experience and performance of an executive, the length of service of an executive, the compensation levels of our other executive officers, our overall performance and available resources and our need for a particular position to be filled, each as of the time of the applicable compensation decision.

Annual base salary

In general, base salaries for our named executive officers were initially established through arm's-length negotiation at the time the executive was hired, and took into account the executive's qualifications, experience, prior salary and the compensation levels of our other executive officers. The base salaries of the named executive officers were periodically reviewed and approved by our full board of directors, based on recommendations from our Chief Executive Officer, and adjustments were made to base salaries based on a promotion, the scope of an executive's responsibilities and individual performance and contribution.

Annual cash bonus opportunity

In addition to base salaries, annual cash bonus opportunities have been awarded to our named executive officers. For fiscal 2010, certain annual cash bonuses were made pursuant to the terms of an executive's employment agreement and provided compensation that was directly linked to achievement of corporate goals and objectives. Other cash bonuses were awarded when our board of directors or our Chief Executive Officer determined that such an incentive was necessary to further motivate the executives or based on achievement of performance goals.

The employment agreements of Messrs. Peixoto and Skarupa provided for an individually-negotiated annual cash bonus amount equal to 1.2% of the company's annual free cash flow (defined as cash flow provided by operations less capital expenditures) to be paid to each of the executives for fiscal 2010. While no bonus would have been payable under such arrangements in fiscal 2010, the board of directors decided to provide a discretionary cash bonus to Messrs. Peixoto and Skarupa in the amounts of $100,000 and $300,000, respectively, to reward these executives for their extraordinary effort during fiscal 2010, which significantly contributed to our growth and success. The board of directors took into account each of the executive's overall compensation for fiscal 2010 when determining the amounts of these discretionary bonuses.

In addition to an annual cash bonus, Mr. Peixoto's employment agreement also provided for a one-time cash bonus payment of $1,000,000 if and when our actual installed based of RealD Cinema Systems exceeded 4,000 theaters. Increasing the number of installed systems in theaters was one of the primary functions of Mr. Peixoto's role. Moreover, the installation of 4,000 RealD-enabled screens in theaters was an important milestone for the company and, at the time of negotiation of the terms of Mr. Peixoto's employment agreement in September 2007, was a challenging number of RealD-enabled screens to attain.

The employment agreement of Mr. Mayson provided for an individually-negotiated annual cash bonus of £6,245 (which equates to approximately US $9,261 based on an assumed conversion rate on March 26, 2010 of GBP £1 equal to USD $1.48301) for every 100 newly-contracted screens ordered in fiscal 2010 as a direct result of Mr. Mayson's efforts. Pursuant to his employment agreement, Mr. Mayson was provided a cash bonus in the amount of $183,110, based on 1,940 newly-contracted RealD-enabled screens ordered in fiscal 2010 as a direct result of Mr. Mayson's efforts. In addition to his contractual bonus, the board of directors also decided to provide a discretionary cash bonus in the amount of $150,000 to Mr. Mayson to reward him for his extraordinary effort during fiscal 2010, which significantly contributed to our growth and success.

The annual cash bonus opportunities for Messrs. Lewis and Greer in fiscal 2010 were discretionary based on the board of directors' determination of the company's overall performance. We paid a discretionary cash bonus in the amount of $600,000 and $300,000 to Messrs. Lewis and Greer, respectively, to reward these executives for their extraordinary effort during fiscal 2010, which significantly contributed to the company exceeding its fiscal 2010 budgeted Adjusted EBITDA, net loss, plus interest expense, net, income taxes and depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our core operating performance. Adjusted EBITDA is a non-GAAP financial measure. See "Management's discussion and analysis of financial condition and results of operations—Non-U.S. GAAP discussion."

The annual bonus arrangements for fiscal 2010 are further described in the "Summary compensation table-fiscal 2010" and "Grants of plan-based awards-fiscal 2010" tables below.

Long-term equity-based compensation

Historically, we have provided long-term equity incentive compensation, except to our co-founders Messrs. Lewis and Greer, to retain our named executive officers and to provide for a significant portion of their compensation to be at risk and linked directly with the appreciation of stockholder value. Long-term compensation has generally been provided through equity awards in the form of stock options with time or performance-based vesting conditions subject to continued service and under the terms and conditions of our 2004 Amended and Restated Stock Incentive Plan, which we refer to as the 2004 Plan, and award agreements. Through possession of stock options, our executives participate in the long-term results of their efforts, whether by appreciation of the company's value or the impact of business setbacks, either company-specific or industry based.

We have previously not provided long-term equity incentive compensation to our co-founders, Messrs. Lewis and Greer. Messrs. Lewis and Greer each hold approximately 14.7% of the fully diluted company shares, which, prior to this offering, we believed provided sufficient retention value and investment in the long-term value of the company. Effective with this offering, our board of directors may provide equity compensation to all of our named executive officers, including our co-founders, in order to provide necessary incentive compensation and retention. The compensation levels of the named executive officers, including the equity holdings of each, reflect to a significant degree the varying roles and responsibilities of such executives, as well as the length of time those executives have served the company.

We do not have a formal policy for when we grant stock options or other equity-based awards. Stock options have been granted periodically. Upon joining us, generally each executive was granted an initial option award. In determining the number of shares subject to each award, our board of directors and Chief Executive Officer considered the number of options and shares owned by other executives in comparable positions within the company and the executive's duties and responsibilities. Periodic awards to executive officers are made based on recommendations from our Chief Executive Officer to our board of directors, based on our Chief Executive Officer's assessment of such executive officers' sustained performance and contribution to the company over time, their ability to impact results that drive value to our stockholders and their organization level.

In the event of an underwritten public offering of our equity securities pursuant to an effective registration statement, such as an initial public offering, no person may sell, short sale, loan, hypothecate, pledge, grant or otherwise dispose of for value any shares issued pursuant to an award under the 2004 Plan without our or our underwriters' prior written consent for a period not to exceed 180 days. No forms of equity other than stock options have been awarded to any of the named executive officers under the 2004 Plan.

The stock option grant agreements, provided with each grant under the 2004 Plan, generally provide for some or all of the unvested options to vest immediately when certain events occur, including a company transaction. The term "company transaction" under the 2004 Plan is generally defined to include (i) a merger or consolidation of the company with or into another company or entity who is not an affiliate of ours; or (ii) the acquisition of at least 80% of our voting securities by any person other than an affiliate of ours that holds our equity securities; or (iii) the sale or conveyance of all or substantially all of the company assets to a person who is not an affiliate of ours. For example, in the event of a company transaction in which the named executive officer's option is not substituted, assumed or converted, then the named executive officer's option shall fully vest and become exercisable immediately prior to the company transaction. Further, the outstanding unvested portion of the option will become fully vested upon an involuntary termination of the named executive officer's employment, without cause or with good reason, within the 12-month period following a company transaction. Unvested stock options are subject to forfeiture for non-qualifying terminations of employment. See "Potential payments upon termination or company transaction" section below for definitions of "cause" and "good reason."

Details on previously granted awards under the 2004 Plan to the named executive officers are provided in the "Outstanding equity awards at 2010 fiscal year-end—" and the "Grants of plan-based awards—fiscal year 2010" tables below.

Employee benefits and perquisites

We have not offered extensive or elaborate benefits to the named executive officers. We have sought to compensate our named executive officers at levels that eliminated the need for perquisites and enabled each individual officer to provide for his own needs. We have offered other employee benefits to the named executive officers for the purpose of meeting current and future health needs for the executives. These benefits, which have been generally offered to all eligible employees, include medical, dental, and life insurance benefits; short-term disability pay; long-term disability insurance; flexible spending accounts for medical and dependent care expense reimbursements; and a 401(k) retirement savings plan, described further in "—Employee benefits and stock plans".

Company transaction and severance

Messrs. Skarupa, Peixoto and Mayson, pursuant to each of their employment agreements, are eligible to receive contractually-provided severance benefits. These severance benefits are provided as a product of negotiation between the executive and our Chief Executive Officer and approved by our board of directors and intended to provide compensation while the officer searches for new employment after experiencing an involuntary termination of employment from us. We believe that providing severance protection for these named executive officers upon their involuntary termination of employment is an important retention tool that is necessary in the competitive marketplace for talented executives. We believe that the amounts of these payments and benefits and the periods of time during which they would be provided are fair and reasonable. We have not historically taken into account any amounts that may be received by a named executive officer following termination of employment when establishing current compensation levels. Our stock option grant agreements with the named executive officers also generally provide for some or all of the unvested options to vest immediately when certain events occur, including a company transaction, described below under "—Executive employment agreements". For further details of the potential amounts that a named executive officer may receive in connection with a company transaction and termination, see "—Potential payments upon termination or company transaction".

Compensation of the chief executive officer and other named executive officers

The base salary, bonus and equity compensation for each of the named executive officers for fiscal 2010 is reported below under the "Summary compensation table." In addition, as three of the five named executive officers were parties to employment agreements with us that were effective in fiscal 2010, additional information regarding their compensation see "—Executive employment agreements".

The board of directors used the same general set of criteria to ascertain the compensation for each ensuing year for the named executive officers. The board of directors' objective in setting their compensation, which is primarily based on the recommendation from our Chief Executive

Officer, is to provide them with a fair, reasonable and competitive level of compensation, taking into account:

•
their and the company's performance;
•
their responsibilities and length of service to the company;
•
their past compensation; and
•
their compensation relative to each other.

Tax and accounting considerations

In fiscal 2010, while the board of directors generally considered the financial accounting and tax implications of its executive compensation decisions, neither element was a material consideration in the compensation awarded to our named executive officers during such fiscal year.

Fiscal 2011 compensation decisions

Peer group information and compensation consultant reports

In fiscal 2010, the board of directors engaged an independent outside compensation consultant, Frederic W. Cook & Co., Inc., or Cook, to assess our current compensation program's effectiveness in supporting our business strategy and ability to sustain our projected growth, to construct a peer group of companies, provide marketplace information, provide advice on competitive market practices and also provide a framework for transitioning our compensation programs and processes to public company norms as we approached an initial public offering. Cook had not previously provided any other services to us. Additionally, Cook does not receive any fees or income from, nor does it perform any services for, our board of directors other than providing advice on executive and director compensation pursuant to its engagement.

Public-company peer group

In early 2010, Cook recommended using the following publicly-held companies to be the peer group for purposes of providing a competitive framework for transitioning our compensation programs to that of a publicly-traded company in our industry:

Ascent Media	Limelight Networks
Avid Technology	Monotype
Cinemark	National Cinemedia
Coherent	RealNetworks
DG Fastchannel	Regal Entertainment
Digital River	Rosetta Stone
Dolby Labs	Rovi
Dreamworks	Scholastic
DTS	SeaChange Intl
IPG Photonics	TiVo

These twenty companies are publicly-traded media and technology companies, with market capitalizations of roughly $200 million to $5.4 billion.

IPO company peer group

Cook also utilized the following initial public offering comparison companies to be a peer group for purposes of determining the competitiveness of pre-initial public offering individual equity compensation and aggregate equity dilution. These fifteen companies are media and technology companies that had initial public offerings in the last four years with market capitalizations of roughly $400 million to $2.0 billion. Five of these fifteen companies, which are listed in the left-hand column below, were also included in the public-company peer group:

IPG Photonics Corp.	Bridgepoint Education
Limelight Networks	Cinemark Holdings
Monotype Imaging	comScore
National CineMedia	OpenTable
Rosetta Stone	Rackspace Hosting
SolarWinds
Solera Holdings
Starent Networks
Switch&Data Facilities
TechTarget

Cook provided our board of directors with written reports that summarized its findings and contained Cook's compensation recommendations.

Fiscal 2011 salaries

In setting the fiscal 2011 salaries for the named executive officers, the board of directors reviewed and considered the Cook compensation survey report, in addition to taking into account each officers' abilities, responsibilities, performance, experience and past compensation. For fiscal 2011, the board of directors set the base salaries for the named executive officers around the 75th percentile level of the public-company peer group. Upon the formation of a compensation committee, which we anticipate will occur in early fiscal 2011, the compensation committee will be responsible for the future setting of base salaries of our executive officers.

The following table provides the salaries for each of the named executive officers for fiscal 2010 and 2011:

Name	Fiscal 2010 salary	Fiscal 2011 salary effective April 1, 2010		Fiscal 2011 salary effective as of an initial public offering

Michael V. Lewis	$400,000	$600,000	(3)	$700,000
Andrew A. Skarupa	$250,000	$350,000		$420,000
Joshua Greer	$400,000	$430,000		$450,000
Joseph Peixoto	$500,000	$575,000		$625,000
Robert Mayson	$109,960	$234,398	(1)	$234,398	(2)

(1)
Effective February 25, 2010, Mr. Mayson's base salary was GBP £154,000. The above amount assumes a conversion rate on April 1, 2010 of GBP £1 equal to USD $ 1.52207.

(2)
Mr. Mayson's base salary does not change upon the occurrence of an initial public offering. As explained in greater detail in "—Executive employment agreements", Mr. Mayson's annual base salary will increase to USD$300,000 upon his relocation to the company's Beverly Hills, California office.

(3)
Pursuant to Mr. Lewis' new employment agreement, Mr. Lewis' annual base salary was increased to $600,000 effective January 1, 2010. See "Executive employment agreements" section below for additional details regarding Mr. Lewis' new employment agreement.

Fiscal 2011 performance-based bonus targets

In April 2010, our board of directors, with input from its independent compensation consultant, Cook, unanimously approved fiscal 2011 performance-based bonus compensation targets for the named executive officers, which are set forth in each of the named executive officers' employment agreements effective in fiscal 2011. Cash bonuses for the named executive officers will be based on achievement of annual performance objectives, which will soon be determined by our board of directors and provided to each of the named executive officers. The target bonuses that can be earned by the named executive officers for fiscal 2011 under these performance-based opportunities is calculated as a percentage of annual base salary with such target percentage reflected in this column:

Name	Percentage of Fiscal 2011 base salary

Michael V. Lewis	100%
Andrew A. Skarupa	80%
Joshua Greer	80%
Joseph Peixoto	80%
Robert Mayson	80%

Fiscal 2011 stock option grants to named executive officers

In April 2010, our board of directors, with input from its independent compensation consultant, Cook, unanimously approved an award of two sets of stock options to each of our named executive officers. The board of directors wanted to provide further equity retention and incentive compensation for the named executive officers and set the annual equity awards at a level needed to provide capitalization-adjusted total direct compensation around the 75th percentile level of the public company peer group by providing an annual equity grant, reflected in the below table. It is anticipated that the two sets of stock options will be granted under the 2010 Plan to the named executive officers on the day before the date of this offering. The options will have a per share exercise price equal to the price at which shares will be offered to be sold to the public in this offering and will contain vesting conditions, including acceleration of vesting, that are generally as described below under "—Executive employment agreements". The number of shares subject to each of these option grants will be as shown in the following table:

Name	Fiscal 2011 annual equity grant	One-time, special public offering equity grant

	(shares)	(shares)
Michael V. Lewis	200,000	300,000
Andrew A. Skarupa	70,000	70,000
Joshua Greer	70,000	70,000
Joseph Peixoto	80,000	85,000
Robert Mayson	70,000	40,000

In March, 2010, our board of directors adopted a form of the 2010 Stock Incentive Plan, or the 2010 Plan, subject to later allocating a specific number of shares to the plan and obtaining stockholder approval of the plan. The board of directors intends for the 2010 Plan to replace the 2004 Plan such that, effective with this offering, we will no longer make any new grants under the 2004 Plan. Instead, the board of directors or our compensation committee will issue equity compensation awards under the 2010 Plan.

The board of directors adopted the 2010 Plan because it believed the new plan was appropriate to facilitate implementation of our future compensation programs as a public company. The 2010 Plan was approved by the board of directors with a view toward providing our compensation committee with maximum flexibility to structure an executive compensation program that provides a wider range of potential incentive awards to our named executive officers, and employees generally, on a going-forward basis. The compensation philosophy and objectives adopted by the compensation committee after we are a public company will likely determine the type and structure of awards granted by the compensation committee pursuant to the new 2010 Plan. Additional information concerning this recently adopted plan is set forth in "Employee benefits and stock plans".

Executive compensation

The following tables provide information on compensation for the services of the named executive officers for fiscal 2010.

Summary compensation table—fiscal 2010

Name and principal position	Year	Salary ($)	Bonus (1)($)	Option awards (2)($)	Non-equity incentive plan compensation (3)($)	All other compensation (4)($)	Total ($)

Michael V. Lewis, Chief Executive Officer, Director and Chairman of the Board	2010	$400,000	$600,000	$—	$—	$8,100	$1,008,100
Andrew A. Skarupa, Chief Financial Officer and Chief Operating Officer	2010	$250,000	$300,000	$—	$—	$—	$550,000
Joshua Greer, President and Director	2010	$400,000	$300,000	$—	$—	$1,200	$701,200
Joseph Peixoto, President of Worldwide Cinema	2010	$500,000	$100,000	$2,285,000	$500,000	$—	$3,385,000
Robert Mayson, President of Consumer Electronics	2010	$109,960	$150,000	$—	$220,788	$—	$480,748

(1)
Each of the named executive officers were awarded a non-contractual, discretionary bonus in the amounts shown in this column related to the company's and the executive's fiscal 2010 performance.

(2)
Represents the total grant date fair value, as determined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, Stock Compensation, of all option awards granted to the named executive officer during fiscal 2010. Assumptions used to calculate these amounts are included in Note 9, "Share-based compensation," to our consolidated financial statements for the fiscal year ended March 27, 2009, which are included elsewhere in this prospectus.

(3)
Mr. Peixoto was also eligible to receive a one-time bonus equal to $1,000,000 if and when our actual installed base of RealD Cinema Systems exceeded 4,000 theatres. This bonus was required to be paid in four equal quarterly installments. This 4,000 theatre performance target was reached during the second half of fiscal 2010 and the first two quarterly installments were paid during fiscal 2010. The remaining two $250,000 quarterly installments will be paid to Mr. Peixoto during the first two quarters of fiscal 2011 and are subject to his continued service on the date of payment. Pursuant to his employment agreement, Mr. Mayson was eligible to receive an annual bonus of GBP £6,245 for every 100 newly-contracted screens ordered in fiscal 2010 as a direct result of Mr. Mayson's efforts. Mr. Mayson earned a cash bonus in the amount of $220,788 of which USD $183,110 was paid, based on 2,205 newly-contracted screens ordered in fiscal 2010 from his efforts.

(4)
Represents a car allowance of $8,100 for Mr. Lewis. Represents a medical allowance of $1,200 for Mr. Greer.

Grants of plan-based awards—fiscal year 2010

The following table provides information on cash-based and equity-based awards granted in fiscal 2010 to the named executive officers:

					All other option awards: number of securities underlying options (#)(4)		Grant date fair value of stock and option awards (5)
		Estimated future payouts under non-equity incentive plan awards				Exercise or base price of option awards ($/Sh)
Name	Grant date	Threshold ($)	Target ($)	Maximum ($)

Michael V. Lewis	—		—	—	—	—	—
Andrew A. Skarupa	(1)	(2)	(2)	(2)	—	—	—
Joshua Greer	—		—	—	—	—	—
Joseph Peixoto(6)	(1)	(2)	(2)	(2)
	6/10/09	—	—	—	250,000	$15.00	$2,285,000
Robert Mayson	(1)	(3)	(3)	(3)	—	—	—

(1)
The named executive officer was eligible to earn a fiscal year performance-based cash bonus pursuant to his employment agreement as discussed in "—Executive employment agreements".

(2)
Messrs. Skarupa and Peixoto were each eligible to receive an annual bonus in fiscal 2010 equal to 1.2% of our annual free cash flow pursuant to their employment agreements. There was no threshold, target or maximum level for these awards.

(3)
Mr. Mayson was eligible to receive an annual bonus of £6,245 for every 100 newly-contracted screens ordered as a direct result of Mr. Mayson's efforts. There was no threshold, target or maximum level for this award.

(4)
This amount relates to the non-qualified stock option granted in fiscal 2010 under the 2004 Plan. The exercise price for the option equals the fair market value of one of our shares of common stock on the date of grant. The option vests as follows: (i) one-quarter (1/4) of the option vests on the first anniversary of the vesting commencement date and (ii) an additional one-forty-eighth (1/48) of the option vests per month for each of the thirty-six (36) months following the month of the one-year anniversary of the vesting commencement date.

(5)
This column shows the aggregate grant date fair value of stock options under applicable SEC rules granted to the named executive in the table, in fiscal 2010. Generally, the aggregate grant date fair value is the amount we expect to expense in its financial statements over the award's vesting schedule. For stock options, fair value is calculated using the Black-Scholes value on the grant date of $9.14 as of June 10, 2009. For additional information on the valuation assumptions, refer to Note 9, "Share-based compensation," to our consolidated statements for the fiscal year ended March 26, 2010, which are included elsewhere in this prospectus.

(6)
Pursuant to his employment agreement, Mr. Peixoto was provided a stock option award on June 10, 2009 related to the achievement of exceeding the installed base commitment for RealD-enabled screens in 4,000 theaters and an actual installed base of RealD-enabled screens in 1,500 theaters.

Executive employment agreements

Fiscal 2010

We previously entered into employment agreements with Messrs. Skarupa, Peixoto and Mayson, which were effective during fiscal 2010.

Mr. Skarupa's employment agreement was effective as of September 1, 2007 and has a term of four years. Under the agreement, Mr. Skarupa's annual base salary was $250,000 in fiscal 2010 with an annual bonus equal to 1.2% of our annual free cash flow. Mr. Skarupa was also eligible to receive a one-time bonus equal to 30% of his base salary if we exceeded our business plan for fiscal 2009, which we did not. In addition, Mr. Skarupa is eligible to receive an option to purchase up to 50,000 shares of our common stock if and when our audited net income for any fiscal year exceeds $1,000,000. Mr. Skarupa is also eligible to participate in all employee benefit plans and vacation programs and be reimbursed for all reasonable business expenses. All of Mr. Skarupa's unvested shares subject to any unvested options shall accelerate, vest and become fully exercisable immediately prior to the consummation of a company transaction, as defined in the 2004 Plan, if the options are not assumed, converted or substituted for by the successor company with, or immediately in the event Mr. Skarupa's employment is terminated in connection the company transaction or subsequently within one year following the company transaction, or at the time Mr. Skarupa no longer holds the title of Chief Financial Officer or ten business days following notice to us of either a substantial reduction in Mr. Skarupa's responsibilities or an assignment of duties materially inconsistent with his position. As part of his employment agreement, if we terminate Mr. Skarupa's employment without "cause" and "good reason" or Mr. Skarupa terminates his employment for "good reason," as defined in the employment agreement, during the term of his agreement, then Mr. Skarupa will receive a lump-sum payment equal to six months of his base salary. Mr. Skarupa's potential severance payments and the definition of "cause" are described further in "—Potential payments upon termination or company transaction".

Mr. Peixoto's employment agreement effective September 1, 2007, has an initial term of four years and automatically extended for one year periods after the initial four-year term unless either party provided timely written notice. Under the agreement, Mr. Peixoto's annual base salary was $500,000 in fiscal 2010 with an annual bonus equal to 1.2% of the company's annual free cash flow. Mr. Peixoto was also eligible to receive a one-time bonus equal to $1,000,000 when our actual installed base of RealD Cinema Systems exceeded 1,000 theatres and an additional one-time $1,000,000 bonus if and when our actual installed base of RealD Cinema Systems exceeds 4,000 theatres, both of which would be paid in four equal quarterly installments. The 1,000 theatre performance target was reached in fiscal 2008 and paid throughout fiscal 2008 and 2009. The 4,000 theatre performance target was reached in fiscal 2010. Under the agreement, Mr. Peixoto is also eligible to receive an option to purchase up to 250,000 shares of our common stock on the first day of the second month following the month in which the installed base commitment for RealD Cinema Systems exceeds 4,000 theatres and the actual installed based of RealD Cinema Systems exceeds 1,500 theatres. Mr. Peixoto is also eligible to participate in all employee benefit plans and vacation programs and will be reimbursed for all reasonable business expenses. All of Mr. Peixoto's outstanding equity awards shall accelerate, vest and become fully exercisable immediately prior to the consummation of a company transaction, as defined in the 2004 Plan, if the awards are not assumed, converted or substituted for by the successor company. As part of his employment agreement, if we terminate Mr. Peixoto's employment without "cause" or Mr. Peixoto terminates his employment for "good reason," as defined in the employment agreement, during the initial four-year term of his agreement, then Mr. Peixoto will receive an aggregate amount equal to twelve months of his base salary paid in monthly installments and the remaining period of the initial term of his employment agreement. Mr. Peixoto's potential severance payments and the definition of "cause" and "good reason" are described further in "—Potential payments upon termination or company transaction".

Mr. Mayson entered into an employment agreement with RealD Europe Limited in November 2008 which provided that Mr. Mayson would serve as the Managing Director of RealD Europe. Under the RealD Europe agreement, Mr. Mayson was provided a base salary equal to GBP £6,245 per month, which equates to approximately US $9,261 per month, based on an assumed conversion rate on March 26, 2010 of GBP £1 equal to USD $1.48301. Mr. Mayson was also eligible to receive a bonus of GBP £6,245 (or approximately US $9,261) for every 100 newly-contracted screens ordered as a direct result of Mr. Mayson's efforts. A newly-contracted screen was defined by Mr. Mayson's employment agreement as a theatrical exhibition auditorium for which a RealD 3D system did not previously exist. In connection with signing his RealD Europe employment agreement, we also provided Mr. Mayson an option to purchase 20,000 shares of the company common stock, which shall accelerate, vest and become fully exercisable immediately prior to the effective time of an initial public offering of our common stock.

On February 25, 2010, we entered into a new employment agreement with Mr. Mayson, which provides that Mr. Mayson will serve as President of Consumer Electronics and superseded the RealD Europe agreement. Mr. Mayson's February 25, 2010 employment agreement was amended on April 1, 2010. The new employment agreement has an initial term of three years and automatically extends for successive one year terms unless either party provides timely written notice. Under the agreement, Mr. Mayson's current annual base salary is GBP £154,000 (which is approximately USD $228,383, assuming a conversion rate on March 26, 2010 of

GBP £1 equal to USD $1.48301), which shall increase to USD $300,000 upon Mr. Mayson's relocation to our Beverly Hills, California office. Effective June 1, 2011, Mr. Mayson's base salary will increase by 10% provided he satisfies all performance goals, as agreed upon by Mr. Mayson and the board of directors and will increase another 10% effective June 1, 2012 if he satisfies all performance goals prescribed and established by the board of directors. Mr. Mayson's base salary will increase to no less than USD $400,000 per year, upon the earlier of: (i) trailing twelve month sales from the Consumer Electronics division exceeds $10 million; or (ii) contracted binding orders from the Consumer Electronics division exceeds $10 million, however, Mr. Mayson's base salary will not increase by 10% as described above, in the fiscal year that his annual base salary increases to no less than USD $400,000 as a result of the achievement of the above-identified performance goals.

Under the new employment agreement, Mr. Mayson was to be paid a bonus for fiscal 2010 based on his RealD Europe employment agreement, as described above. During the initial three year term and beginning with fiscal 2011, Mr. Mayson will be eligible to earn a performance-based bonus with a target amount of 80% percent of his base salary, with the actual bonus amount, if any, based on his successful completion of identified performance objectives established by the board of directors. To earn any bonus, Mr. Mayson must remain continuously employed by us through the date that the bonus, if any, is paid.

Under the new employment agreement, Mr. Mayson is also eligible to receive additional compensation and benefits under certain circumstances, including receipt of an option to purchase up to 320,000 shares of our common stock and a second stock option to purchase 40,000 shares of common stock on the effective date of an initial public offering, provided that Mr. Mayson has permanently relocated to our Beverly Hills, California location by such date or five business days after the date he completes such relocation, but in any event no later than September 30, 2010. Further, provided Mr. Mayson relocates to the Los Angeles area by August 1, 2010, Mr. Mayson is eligible to receive reimbursement for up to two site visits, including business class airfare, hotel and a rental car, to the Los Angeles, California area, a temporary housing allowance up to $20,000 and a one-time, lump-sum $200,000 relocation payment. In the event Mr. Mayson has received or will receive payments that are subject to golden parachute excise taxes, then such payments will be reduced to a level that would not subject Mr. Mayson to golden parachute excise taxes; however, if such golden parachute excise taxes could be avoided by approval of the stockholders as specified under Section 280G of the Internal Revenue Code, or the Code, then Mr. Mayson may request us to solicit a vote of such stockholders.

As part of his employment agreement, if we terminate Mr. Mayson's employment without "cause," as defined in the employment agreement, during the term of his agreement, then Mr. Mayson will receive a total payment equal to twelve months of his base salary and payment of the cost of health coverage for one year after his termination. Additionally, if there is a change in control during the initial three-year term of the agreement, Mr. Mayson will receive a retention bonus in the amount of $500,000, which shall be paid on the first anniversary of the change in control, as long as he remains employed through the date of payment, or he will receive such payment if Mr. Mayson's employment is terminated without cause within the twelve-month period following the change in control. In order to receive the severance and change in control payments and benefits, Mr. Mayson must timely execute and deliver a general release of claims in our favor. Mr. Mayson's potential severance payments and the definition of "cause" are described further in "—Potential payments upon termination or company transaction".

Messrs. Lewis and Greer, our co-founders, were not a party to an employment agreement during fiscal 2010. The compensation and benefits for Messrs. Lewis and Greer have historically been periodically reviewed, determined and approved by the board of directors.

Fiscal 2011

We entered into new employment agreements with the following named executive officers that will be effective in fiscal 2011. Each of these employment agreements are on substantially similar terms and conditions with certain differences reflected in the table below.

Mr. Mayson remains subject to, and may receive benefits from, his employment agreement in effect at the end of fiscal 2010, described above.

Michael Lewis, Chief Executive Officer and Chairman of the Board.    We entered into an employment agreement with Mr. Lewis effective April 1, 2011. The agreement provides that Mr. Lewis will continue to serve as Chief Executive Officer. The initial term of the new agreement will extend through March 31, 2013.

Andrew A. Skarupa, Chief Financial Officer and Chief Operating Officer.    We entered into an employment agreement with Mr. Skarupa effective April 1, 2011, which replaced his prior employment agreement. The new agreement provides that Mr. Skarupa will continue to serve as Chief Financial Officer and Chief Operating Officer. The initial term of the new agreement will extend through March 31, 2013.

Joshua Greer, President.    We entered into an employment agreement with Mr. Greer effective April 1, 2011. The agreement provides that Mr. Greer will continue to serve as President. The initial term of the new agreement will extend through March 31, 2013.

Joseph Peixoto, President of Worldwide Cinema.    We entered into an employment agreement with Mr. Peixoto effective April 1, 2011, which replaced his prior employment agreement. The new agreement provides that Mr. Peixoto will continue to continue to serve as President of Worldwide Cinema. The initial term of the new agreement will extend through March 31, 2013.

The following table highlights certain items contained in the new employment agreements that were adopted in April, 2011 for the named executive officers.

	Term of new employment agreement(1)	Base salary effective 4/1/10; base salary effective as of an IPO		Annual target bonus(2)	Equity compensation: FY11 annual grant(3); IPO grant(4)	Severance payments upon termination within the company change in control period	Severance payments upon termination without "cause" or "good reason"	Other

					(shares)
Michael V. Lewis	3 year initial term	$600,000	(10)	100%	200,000	(5)	(7)	(9)
		$700,000			550,000
Andrew A. Skarupa	3 year initial term	$350,000		80%	70,000	(6)	(8)	(9)
		$420,000			70,000
Joshua Greer	3 year initial term	$430,000		80%	70,000	(6)	(8)	(9)
		$450,000			70,000
Joseph Peixoto	3 year initial term	$575,000		80%	80,000	(6)	(8)	(9)
		$625,000			85,000
(1)
The term of each of the employment agreements is automatically extended for successive one-year periods after the initial three-year term unless either party provides timely written notice.

(2)
Each employment agreement provides that the named executive officer will be eligible for an annual discretionary incentive bonus based on attainment of performance objectives agreed upon by the executive and the board of directors. Each employment agreement provides for a target bonus amount as a percentage of annual base salary with such target percentage reflected in this column. The actual bonus paid may be more or less than the target amount. It is expected that any bonus payment shall be paid to the named executive officer at any time from April through July following the end of the applicable fiscal year. If the named executive officer is employed though the end of any fiscal year performance period but incurs a "separation from service" (within the meaning of Code Section 409A) for any reason other than his employment having been terminated by the company for cause following the end of the fiscal year and prior to the date any earned bonus for such preceding fiscal year is paid, then the named executive officer will be entitled to receive payment of the amount of the bonus, if any, that was earned, with payment of such bonus occurring at the same time of the company's regular payment. In the event the named executive officer's employment is involuntarily terminated by the company without cause or by the named executive officer for good reason prior to the end of any fiscal year performance period, the named executive officer will continue to be eligible to earn a prorated portion of the bonus based on the ratio of the number of days he was employed in the performance period and subject to the attainment of the applicable performance objectives for the performance period.

(3)
It is anticipated that these annual stock options will be granted under the 2010 Plan to the named executive officers on the day before the date of this offering. The options will have a per share exercise price equal to the price at which shares will be offered to be sold to the public in this offering. These annual stock option grants will vest as follows: (i) 1/4 of the option vests on the first anniversary of the vesting commencement date and (ii) an additional 1/48 of the option vests per month for each of the 36 months following the month of the one-year anniversary of the vesting commencement date, subject to continued employment with the Corporation. In the event of a change in control that occurs prior to both the initial public offering date and September 30, 2010, the option will be granted as of the date immediately prior to the consummation date of the change in control and will have per share exercise prices determined by the board of directors based on the change in control transaction price, but in any event will be equal to not less than the fair market value of a company common share on the date of grant as determined in accordance with the terms of the 2010 Plan.

(4)
It is anticipated that these initial public offering stock options will be granted under the 2010 Plan to the named executive officers on the day before the date of this offering. The options will have a per share exercise price equal to the price at which shares will be offered to be sold to the public in this offering. Each of these initial public offering stock options will vest over a prescribed time period subject to the named executive officer's continued employment with the company and also subject to achievement of performance objectives that will be established by the board of directors and set forth in each of the initial public offering grant award agreements provided to the named executive officer. In the event of a change in control that occurs prior to both the initial public offering date and September 30, 2010, the option will be granted as of the date immediately prior to the consummation date of the change in control and will have per share exercise prices determined by the board of directors based on the change in control transaction price, but in any event will be equal to not less than the fair market value of a company common share on the date of grant as determined in accordance with the terms of the 2010 Plan.

(5)
If Mr. Lewis' employment is terminated by us without "cause" or by Mr. Lewis for "good reason", as defined in his employment agreement, during the time period that commences on the date that is ninety (90) days before a change in control and extends through the date that is eighteen (18) months after a "change in control," as defined in his employment agreement, then Mr. Lewis will receive: (a) a lump-sum cash payment in an amount equal to 200% of Mr. Lewis' annual base salary in effect on his termination date; (b) a lump-sum cash payment equal to 200% of Mr. Lewis' annual target bonus, irrespective of achievement of performance goals; (c) company-paid medical insurance premiums after termination for up to 18 months; and (d) all unvested time-based stock option awards will fully vest as of the termination date (provided, however, these time-based stock option awards will fully vest upon a change in control if the acquirer's shares are not publicly traded). We will condition the payment of the severance benefits upon Mr. Lewis providing a release of claims against us, our affiliates and related parties.

(6)
If the named executive officer's employment is terminated by us without "cause" or by the named executive officer for "good reason" during the time period that commences on the date that is 90 days before a change in control and extends through the date that is 18 months after a "change in control," as defined in the employment agreement, then the named executive officer will receive: (a) cash payments in an aggregate amount equal to 100% of the named executive officer's annual base salary in effect on his termination date; (b) cash payments equal to 100% of the named executive officer's annual target bonus, irrespective of achievement of performance goals; (c) company-paid medical insurance premiums after termination for up to 18 months; and (d) all unvested time-based stock option awards will fully vest as of the termination date. We will condition the payment of the severance benefits upon the named executive officer providing a release of claims against us, our affiliates and related parties.

(7)
If Mr. Lewis' employment is terminated by us without "cause" or by Mr. Lewis for "good reason," as defined in his employment agreement, then Mr. Lewis will receive: (a) cash payments in an aggregate amount equal to 200% of Mr. Lewis' annual base salary in effect on his termination date, payable over a 24-month period; (b) company-paid medical insurance premiums after termination for up to 18 months; (c) his time-based stock options will continue to vest for an additional twelve (12) months; and (d) his performance-based stock options may become additionally vested as if his termination date had occurred twelve (12) months later, provided that the applicable performance criteria are satisfied during such twelve (12) month period. Additionally, if Mr. Lewis is employed though the end of any fiscal year performance period but incurs a "separation from service" (within the meaning of Section 409A of the Code) for any reason other than his employment having been terminated by the company for cause following the end of the fiscal year and prior to the date any earned bonus for such preceding fiscal year is paid, then Mr. Lewis will be entitled to receive payment of the amount of his annual discretionary bonus described above in footnote 2, if any, that was earned, with payment of such bonus occurring at the same time of the company's regular payment of bonuses. In the event Mr. Lewis' employment is involuntarily terminated by the company without cause or by Mr. Lewis for good reason prior to the end of any fiscal year performance period, Mr. Lewis will continue to be eligible to earn a prorated portion of his annual discretionary bonus based on the ratio of the number of days he was employed in the performance period and subject to the attainment of the applicable performance objectives for the performance period. Further, Mr. Lewis' employment agreement states that he will have no obligation to mitigate any post-employment amounts that are owed to him nor will such amounts be subject to offset. We will condition the payment of the severance benefits upon Mr. Lewis providing a release of claims against us, our affiliates and related parties.

(8)
If the named executive officer's employment is terminated by us without "cause" or by the named executive officer for "good reason," as defined in the employment agreement, then the named executive officer will receive: (a) cash payments in an aggregate amount equal to 100% of the named executive officer's annual base salary in effect on his termination date; and (b) company-paid medical insurance premiums after termination for up to 12 months. Additionally, if the named executive officer is employed though the end of any fiscal year performance period but incurs a "separation from service" (within the meaning of Code Section 409A) for any reason other than his employment having been terminated by the company for cause following the end of the fiscal year and prior to the date any earned bonus for such preceding fiscal year is paid, then the named executive officer will be entitled to receive payment of the amount of his annual discretionary bonus described above in footnote 2, if any, that was earned, with payment of such bonus occurring at the same time of the company's regular payment. In the event the named executive officer's employment is involuntarily terminated by the company without cause or by the named executive officer for good reason prior to the end of any fiscal year performance period, the named executive officer will continue to be eligible to earn a prorated portion of his annual discretionary bonus based on the ratio of the number of days he was employed in the performance period and subject to the attainment of the applicable performance objectives for the performance period. We will condition the payment of the severance benefits upon the named executive officer providing a release of claims against us, our affiliates and related parties.

(9)
In the event the named executive officer has received payments that are subject to golden parachute excise taxes, then such payments will be reduced to a level that would not subject the named executive officer to golden parachute excise taxes unless, after comparing the value of the payments on an after-tax basis (including the golden parachute excise tax), the named executive officer would be in a better economic position by receiving all payments. Additionally, Mr. Lewis is eligible to receive reimbursement of the legal fees he incurs in connection with the execution of his new employment agreement.

(10)
Mr. Lewis' annual base salary was increased to $600,000, effective January 1, 2010.

Outstanding equity awards at 2010 fiscal year-end

The following table shows the number of company shares of common stock covered by stock options held by the named executive officers as of March 26, 2010.

	Option awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date

Michael V. Lewis	—	—	—	—	—
Andrew A. Skarupa	644,705	—	—	$0.10	1/10/15(1)(7)
Joshua Greer	—	—	—	—	—
Joseph Peixoto	50,000	—	—	$0.50	6/6/15(2)(8)
	415,750	—		$2.50	4/24/16(3)(7)
	34,250	—		$2.50	4/24/16(4)(9)
	156,250	93,750		$7.00	9/5/17(5)(7)
	—	250,000		$15.00	6/10/19(6)(7)
Robert Mayson	20,000	—	—	$15.00	2/8/19(10)

(1)
This option was granted under the 2004 Plan on January 10, 2005, with an exercise price equal to the fair market value of one of our shares of common stock on the date of grant. The vesting commencement date was January 10, 2005.

(2)
This option was granted under the 2004 Plan on June 6, 2005, with an exercise price equal to the fair market value of one of our shares of common stock on the date of grant. The vesting commencement date was October 1, 2005.

(3)
This option was granted under the 2004 Plan on April 24, 2006, with an exercise price equal to the fair market value of one of our shares of common stock on the date of grant. The vesting commencement date was February 1, 2006.

(4)
This option was granted under the 2004 Plan on April 24, 2006, with an exercise price equal to the fair market value of one of our shares of common stock on the date of grant. The vesting commencement date was April 24, 2006.

(5)
This option was granted under the 2004 Plan on September 5, 2007, with an exercise price equal to the fair market value of one of our shares of common stock on the date of grant. The vesting commencement date was September 1, 2007.

(6)
This option was granted under the 2004 Plan on June 10, 2009, with an exercise price equal to the fair market value of one of our shares of common stock on the date of grant. The vesting commencement date was May 25, 2009.

(7)
These time-based options vest as follows: (i) 1/4 of the option vests on the first anniversary of the vesting commencement date and (ii) an additional 1/48 of the option vests per month for each of the thirty-six (36) months following the month of the one-year anniversary of the vesting commencement date. In addition, this option may also become fully vested and exercisable in the event of a "company transaction," as defined in the 2004 Plan and explained further in "—Long-term equity-based compensation" and "—Employee benefits and stock plans" section below.

(8)
This time-based option vests as follows: (i) 50% of the option vests on the first anniversary of the vesting commencement date and (ii) the remaining 50% of the option vests on April 1, 2006. In addition, these options may also become fully vested and exercisable in the event of a "company transaction," as defined in the 2004 Plan and explained further in "—Long-term equity-based compensation" and the "—Employee benefits and stock plans".

(9)
This option was fully vested on the date of grant.

(10)
This performance-based option was granted under the 2004 Plan on February 8, 2009, with an exercise price equal to the fair market value of one of our shares of common stock on the date of grant. The vesting commencement date was February 8, 2009, and vests as follows: 1,000 shares vest for each 100 newly-contracted screens, as defined in Mr. Mayson's employment agreement, ordered as a direct result of Mr. Mayson's efforts. In addition, this option may also become fully vested and exercisable in the event of a "company transaction," as defined in the 2004 Plan and explained further in "—Long-term equity-based compensation" and "—Employee benefits and stock plans".

In fiscal 2010, none of the named executive officers exercised any of their outstanding stock options nor had any unvested stock vest.

Pension benefits

We do not maintain any defined benefit pension plans.

Nonqualified deferred compensation

We do not maintain any nonqualified deferred compensation plans.

Potential payments upon termination or company transaction

Payments made upon resignation or termination for cause

If the employment of a named executive officer resigns his employment or is terminated by us for cause, the named executive officer will be entitled only to any accrued and unpaid salary and vested benefits and no severance.

Payments made upon involuntary termination by company without cause or for good reason by executive, or company transaction.

If a named executive officer who is party to an employment agreement is involuntarily terminated either without cause by us (or by the executive due to a specified good reason), generally the named executive officer will be entitled to a cash payment based on a percentage of his base salary and/or accelerated vesting of at least a portion of his unvested stock options as described above in "—Executive employment agreements".

For purposes of these events, the following definitions are generally applicable:

"Company transaction" means:

•
a merger or consolidation of the company with or into another company or entity who is not an affiliate of ours; or

•
the acquisition of at least 80% of our voting securities by any person other than an affiliate of ours that holds our equity securities; or

•
the sale or conveyance of all or substantially all of the company assets to a person who is not an affiliate of ours.

  "Cause" as defined in the 2004 Plan, generally means any of the following acts committed by the executive:

•
dishonesty;
•
fraud;
•
serious willful misconduct;
•
unauthorized use or disclosure of confidential information or trade secrets; or
•
conviction or confession of a felony.

  "Cause" as defined in Mr. Mayson's employment agreement that was in effect as of March 26, 2010, generally means any of the following acts committed by the executive:

•
fraud, willful misconduct or violation of company policies or practices;

•
unauthorized use or disclosure of confidential information of the company; or

•
performance of any act or omission which, if Mr. Mayson were prosecuted, would constitute a felony or misdemeanor, in each case as determined by the board of directors, whose determination shall be conclusive and binding.

  "Disability" means any physical or mental impairment that is expected to result in death or that has lasted or is expected to last for a continuous period of 12 months or more and that causes the named executive officer to be unable to perform his or her material duties for the company and to be engaged in substantial gainful activity.

  Termination by an executive for "good reason" generally means any of the following:

•
a substantial reduction in the executive's status, title, position or responsibilities that were in effect immediately prior to the reduction, except in connection with the termination of his employment for cause, as a result of his disability, or death, or by him other than for good reason;

•
the assignment of any duties or responsibilities that are materially inconsistent with the executive's status, title, position or responsibilities, except in connection with the termination of his employment for cause, as a result of his disability, or death, or by him other than for good reason;

•
the executive's removal from or any failure to reappoint or reelect the executive to any such position, except in connection with the termination of your employment for cause, as a result of his disability, or death, or by him other than for good reason;

•
a reduction in the executive's annual base salary;

•
requiring the executive (without his consent) to be based at any place outside a 25-mile radius of his place of employment as of the date of the agreement, except for reasonably required travel;

•
our failure to (i) continue in effect any material compensation or benefit plan in which the executive was participating as of the date of the agreement, or at the time of a company transaction, as applicable, or (ii) provide the executive with compensation and benefits substantially equivalent to those provided for under each material employee benefit plan, program and practice as in effect as of the date of the agreement, or immediately prior to a company transaction, as applicable;

•
any material breach by the company of its obligations to the executive under the 2004 Plan or any substantially equivalent company plan;

•
any purported termination of the executive's employment or service relationship for cause by us that is not in accordance with the definition of cause in the employment agreement; or

•
any change in the executive's reporting relationship relating to the Chief Executive Officer.

Hypothetical potential payment estimates

The table below provides estimates for compensation payable to each named executive officer under hypothetical termination of employment and company transaction scenarios under our compensatory arrangements other than nondiscriminatory arrangements generally available to salaried employees. The amounts shown in the table are estimates and assume the hypothetical involuntary termination, or company transaction occurred on March 26, 2010, applying the provisions of the agreements that were in effect as of such date. Due to the number of factors and assumptions that can affect the nature and amount of any benefits provided upon the events discussed below, any amounts paid or distributed upon an actual event may differ.

For purposes of the hypothetical payment estimates shown in the below table, some of the important assumptions were:

•
Executive's base salary for fiscal 2010;

•
Cash out of all stock options (whose vesting is accelerated) at their then intrinsic value;

•
Cash severance as provided under the executive's employment agreement;

•
Company transaction occurring on March 26, 2010;

•
Termination of executive's employment occurring on March 26, 2010;

•
March 26, 2010 share price of $28.00, the midpoint of the range on the cover of the prospectus; and

•
The executives' employment agreements in effect as of March 26, 2010 were utilized.

	Company transaction	Involuntary termination (without cause)	Involuntary termination (for good reason)	Involuntary termination (without cause) within 12 months of a company transaction	Involuntary termination (for good reason) within 12 months of a company transaction	Death or disability

Andrew A. Skarupa
Base salary continuation	—	$125,000	$125,000	$125,000	$125,000	—
Continuation of health insurance benefits	—	—	—	—	—	—
Acceleration of vesting of stock options(1)	—	—	—	—	—	—

Total	$—	$125,000	$125,000	$125,000	$125,000	$—

Joseph Peixoto
Base salary continuation	—	$500,000	$500,000	$500,000	$500,000	—
Continuation of health insurance benefits	—	—	—	—	—	—
Acceleration of vesting of stock options(2)	$5,218,750	—	—	$5,218,750	$5,218,750	—

Total	$5,218,750	$500,000	$500,000	$5,718,750	$5,718,750	—

Robert Mayson
Base salary continuation(3)	—	$228,383	—	$228,383	—	—
Change in control bonus	$500,000	—	—	$500,000	—	—
Continuation of health insurance benefits(4)	—	$21,178	—	$21,178	—	—
Acceleration of vesting of stock options(2)	$13,000	—	—	$13,000	$13,000	—

Total	$513,000	$249,561	—	$762,561	$13,000	—

(1)
Mr. Skarupa's outstanding options were fully vested prior to any of the above assumed termination of employment and company transaction scenarios on March 26, 2010.

(2)
In the event of a company transaction, all outstanding equity awards shall become fully and immediately exercisable, and all applicable deferral and restriction limitations and forfeiture provisions shall lapse, immediately prior to the company transaction, and then terminate upon effectiveness of the company transaction, unless such awards are assumed, converted or substituted for by the successor company.

(3)
As of March 26, 2010, Mr. Mayson's base salary was GBP £154,000. The above amount assumes a conversion rate on March 26, 2010 of GBP £1 equal to USD $1.48301.

(4)
This amount represents the value for payment of health insurance continuation premiums for 12 months for Mr. Mayson.

Based on their compensatory arrangements as of March 26, 2010, Messrs. Lewis and Greer would not receive any compensation under the above hypothetical terminations of employment and company transaction scenarios other than nondiscriminatory arrangements generally available to salaried employees.

Employee benefits and stock plans

The Company currently maintains two equity compensation plans: the 2004 Plan and the 2010 Plan.

2004 Stock Incentive Plan

The 2004 Plan was last amended and approved by our stockholders in June 2009 and has no fixed expiration date, although after May 24, 2014, no award may be granted to a California resident and no incentive stock option awards may be granted. The 2004 Plan is administered by the board of directors, which has the authority, among other things, to:

•
determine eligibility to receive awards;

•
determine the types and number of shares of stock subject to awards;

•
determine the terms and conditions of awards;

•
delegate administrative duties; and

•
construe and interpret the terms of the plan, award agreements, and other related documents.

The 2004 Plan provides that we may grant awards to our employees, non-employee directors, consultants, agents, advisors, or independent contractors or those of our affiliates. We may award these individuals with either stock options, stock appreciation rights, stock, restricted stock, stock units and/or other cash-based awards or other incentives payable in cash or in shares.

Stock options may be granted under the 2004 Plan, including incentive stock options, as defined under Section 422 of the Code and nonqualified stock options. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options or restricted stock purchase rights to any eligible participant. The option exercise price of all stock options granted under the 2004 Plan is determined by the board of directors, except that any stock option will not be granted at a price that is less than 85% of the fair market value of the stock on the date of grant and any incentive stock option will not be granted at a price that is less than 100% of the fair market value of the stock on the date of grant. Stock options may be exercised as determined by the board of directors, but in no event after the tenth anniversary of the date of grant. The stock option grant agreements generally provide for some or all of the unvested options to vest immediately when certain events occur, including a company transaction. Unvested stock options are subject to forfeiture for non-qualifying terminations of employment.

A stock award is the grant of shares of our common stock at a price determined by the board of directors (including zero), and which may be subject to a substantial risk of forfeiture until specific conditions or goals are met. Conditions may be based on continuing employment or achieving performance goals.

A total of 5,207,319 shares of common stock can be issued under the 2004 Plan. 144,640 shares remained available for issuance under the 2004 Plan as of March 26, 2010. Upon approval of the 2010 Plan by our stockholders and upon the closing of this offering, the board of directors intends to terminate the 2004 Plan and no longer issue awards under the 2010 Plan, provided however that all awards currently outstanding under the 2004 Plan will continue to remain outstanding pursuant to the terms of the 2004 Plan and applicable award agreement.

2010 Stock Incentive Plan

The board of directors intends for the 2010 Plan to replace the 2004 Plan for all equity-based awards to the named executive officers. Awards granted under the 2010 Plan prior to stockholder approval of the 2010 Plan may not be exercised and no shares may be released to any participant until such stockholder approval is obtained. If our stockholders do not approve the 2010 Plan within twelve months of the board of directors' adoption of the 2010 Plan, then the 2010 Plan (and any outstanding awards granted) shall be null and void and any outstanding awards will be forfeited without consideration.

The 2010 Plan will be administered by our compensation committee. The committee has the exclusive authority, among other things, to:

•
determine eligibility to receive awards;

•
determine the types and number of shares of stock subject to awards;

•
determine the price and terms of awards and the acceleration or waiver of any vesting;

•
determine performance goals or forfeiture restrictions and other terms and conditions; and

•
construe and interpret the terms of the plan, award agreements and other related documents.

Any of our employees, directors, non-employee directors, and consultants, as determined by the compensation committee, may be selected to participate in the 2010 Plan. We may award these individuals with one or more of the following types of awards and all awards will be evidenced by an executed agreement between us and the grantee:

•
stock options;

•
stock appreciation rights;

•
restricted stock awards; or

•
stock units.

Stock options may be granted under the 2010 Plan, including incentive stock options, as defined under Section 422 of the Code, and nonstatutory stock options. The exercise price of all stock options granted under the 2010 Plan will be determined by the compensation committee except that all options must have an exercise price that is not less than 100% of the fair market value of the underlying shares on the date of grant. The compensation committee may, in its discretion, subsequently reduce the exercise price of an option to the then-fair market value of the underlying shares as of the date of such price reduction. Stock options may be exercised as determined by the compensation committee, but in no event after the tenth anniversary of the date of grant.

Stock appreciation rights entitle a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the stock appreciation right over the exercise price of the stock appreciation rights. We may pay that amount in cash, in shares of our common stock, or in a combination of both. The exercise price of all stock appreciation rights granted under the 2010 Plan will be determined by the compensation committee, except that all stock appreciation rights must have an exercise price that is not less than 100% of the fair market value of the underlying shares on the date of grant. The compensation committee may, in its discretion, subsequently reduce the exercise price of a stock appreciation right to the then-fair market value of the underlying shares as of the date of such price reduction.

A restricted stock award is the grant of shares of our common stock at a price determined by the compensation committee (including zero), and which may be subject to a substantial risk of forfeiture until specific conditions or goals are met. Conditions may be based on continuing employment or achieving performance goals. During the period of vesting, participants holding shares of restricted stock generally will have full voting and dividend rights with respect to such shares.

A stock unit is a bookkeeping entry that represents the equivalent of a share of our common stock. A stock unit is similar to a restricted stock award except that participants holding stock units do not have any stockholder rights until the stock unit is settled with shares. Stock units represent an unfunded and unsecured obligation for us and a holder of a stock unit has no rights other than those of a general creditor.

Subject to certain adjustments in the event of a change in capitalization or similar transaction, we may issue a maximum of 2,500,000 shares of our common stock under the 2010 Plan. Additionally, the maximum number of shares available for issuance under the 2010 Plan will automatically increase, without the need for further approval by our stockholders, on January 1, 2011 and on each subsequent January 1 through and including January 1, 2020, by a number of shares equal to the lesser of (i) 4% of the number of shares issued and outstanding on the immediately preceding December 31 or (ii) 2,000,000 shares or (iii) an amount determined by our board of directors. Shares subject to awards that expire or are canceled will again become available for issuance under the 2010 Plan.

To the extent that an award is intended to qualify as performance-based compensation under Section 162(m) of the Code, then the maximum number of shares of common stock issuable in the form of each type of award under the 2010 Plan to any one participant during a fiscal year shall not exceed 2,000,000 shares, in each case with such limit increased to 4,000,000 shares for grants occurring in a participant's year of hire. Additionally, no participant shall receive in excess of the aggregate amount of 2,000,000 shares pursuant to all awards issued under the 2010 Plan during any fiscal year, with such aggregate limit increased to 4,000,000 shares for awards occurring in a participant's year of hire.

The 2010 Plan provides that in the event there is a change in control and the applicable agreement of merger or reorganization provides for assumption or continuation of the awards, no acceleration of vesting shall occur. In the event that a change in control occurs with respect to us and there is no assumption or continuation of awards, all awards shall vest and become exercisable as of immediately before such change in control. The term "change in control" under the 2010 Plan is generally defined to include: (i) a merger or consolidation of the company with or into another unrelated entity, (ii) the acquisition, pursuant to a statutory stock exchange, of at least 80% of our voting securities, (ii) the sale of all or substantially all of our assets or (iii) certain changes in the majority of the board members during any 24 month consecutive period.

The board of directors may terminate, amend or modify the 2010 Plan at any time; however, stockholder approval will be obtained for any amendment to the extent necessary to comply with any applicable law, regulation or stock exchange rule. Unless terminated earlier, the 2010 Plan will terminate on April 9, 2020.

401k Plan

The 401(k) retirement savings plan is a defined contribution plan established in accordance with Section 401(a) of the Code. Employees may elect to defer between 1% and 100% of their eligible compensation into the plan on a pre-tax basis, up to annual limits prescribed by the Internal Revenue Service and we make an employer matching contribution to the plan in the amount of up to 100% of the first 4% of eligible compensation that employees defer each year. In general, eligible compensation for purposes of the 401(k) retirement savings plan includes an employee's wages, salaries, fees for professional services and other amounts received for personal services actually rendered in the course of employment with us to the extent the amounts are includible in gross income, and subject to certain adjustments and exclusions required under the Code.

Compensation of directors

We do not currently provide any cash or equity compensation to our non-employee directors. We have previously granted stock options to our non-employee directors in connection with their services, but prior to this offering we did not have a formal policy in place with respect to such awards. For fiscal 2010, no non-employee director received any compensation for their services as a director.

Directors who are also one of our employees, such as Messrs. Lewis and Greer, do not and will not receive any compensation for their services as our directors. Directors have been and will continue to be reimbursed for travel and other expenses directly related to activities as directors. Directors are also entitled to the protection provided by the indemnification provisions in our current certificate of incorporation and bylaws, as well as the certificate of incorporation and bylaws that will be in effect upon the closing of this offering, and indemnification agreements.

The below table reflects the aggregate number of outstanding stock option awards held by each of the non-employee directors as of March 26, 2010. We have not granted any stock awards to our non-employee directors.

Name	Stock options (#)	Grant date	Per share exercise price	Expiration date

Steve Bellotti	—	—	—	—
William M. Budinger	—	—	—	—
Andrew Howard	—	—	—	—
Steve Royer	—	—	—	—

In April, 2010, our board of directors unanimously adopted a compensation program for non-employee directors in connection with this offering and effective as of April 1, 2010.

The following table presents our non-employee director compensation program:

Elements:	Cash retainer/fees	Annual restricted stock units award

Annual retainer	$30,000	$120,000
Chair and lead independent director	$15,000-$40,000	—
Audit committee chair	$15,000	—
Compensation committee chair	$10,000	—
Nominating and governance committee chair	$7,500	—
Attendance at meetings:
In-person meeting—in-person attendance	$1,500 per meeting	—
In-person meeting—telephonic attendance	$1,000 per meeting	—
Telephonic meeting	$1,500 per meeting	—
Telephonic meeting (lasting less than 30 minutes)	$1,000 per meeting	—

Continuing directors are provided an annual restricted stock units award in addition to a cash retainer to encourage directors to have a direct and material cash investment in shares of common stock of the company. It is expected that we will issue the annual restricted stock units awards at or around the date of our annual meeting of stockholders. The annual restricted stock units award will vest at the rate of 1/12 per month on the first day of each of the 12 months following the month of the grant date, subject to continued service. The annual restricted stock units award will be pro-rated for service if a director joins mid-year, which is measured from annual stockholder meeting to annual stockholder meeting.

In addition to the annual restricted stock units award referenced in the above table, a newly elected director will receive a special one-time restricted stock units award, valued at $             , in connection with their commencement of service on the board of directors. This one-time restricted stock units award will vest at the rate of 1/24 per month on the first day of each of the 24 months following the month of the grant date, subject to continued service.

Shares underlying restricted stock units awards, including any accumulated dividends, will be distributed, become salable and create taxable income at the sooner to occur of five years from the date of grant, separation from the board of directors, or a change-in-control, as defined in the restricted stock units agreement.

The annual cash retainer will be paid in equal installments on a quarterly basis for each of our non-employee directors. Each director may also defer payment of all or a portion, in an amount equal to at least 50%, of his or her annual cash board retainer fee, into a stock unit account. The election must be made prior to the beginning of the annual board of directors cycle, which the board of directors has preliminary decided shall be each July 1 and such election may need to be made earlier as necessary to comply with Section 409A of the Code. The board of directors retains the ability to change the board of directors cycle under the 2010 Plan. The number of stock units to be credited to each director's account is determined based on dividing the dollar amount of the deferred compensation by the closing price of a share of our common stock on the date of grant of the restricted stock unit award.

In order to promote long-term alignment of directors and stockholder interests, we will require a five-year holding period, without risk of forfeiture, for each of the restricted stock unit grants and maintain stock ownership guidelines for our directors. These guidelines require that the directors own company common stock in an amount that equals five times their annual cash retainer. Until the stock ownership guidelines are satisfied, all net after-tax profit shares must be held after the restricted stock units vest. Once satisfied, this mandatory retention requirement is released.

Directors are entitled to the protection provided by certain indemnification provisions in our certificate of incorporation, bylaws and indemnification agreements.

Certain relationships and related transactions

The following is a summary of transactions since April 1, 2007 to which we were or are a party, in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than five percent of our common stock, on an as-converted basis, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest. This description does not cover compensation arrangement with our directors and executive officers, which are described under "Management—compensation of directors" and "Compensation discussion and analysis" or compensation approved by our compensation committee that is earned by executive officers that are not named executive officers.

Investors' rights agreement

We are a party to an amended and restated investors' rights agreement, dated December 24, 2007, with SCGF II, Pequot Capital Management, Inc., Manatuck Hill Partners LLC, Messrs. Lewis and Greer and certain other security holders. Under this agreement, these security holders have the right to require us to register all or a portion of their shares of common stock pursuant to the Securities Act under certain circumstances and subject to certain limitations. For a more detailed description of these registration rights, see "Description of capital stock—registration rights." SCGF II, the holder of our Series C convertible preferred stock, is also entitled to an annual monitoring fee of $350,000, payable semi-annually, which right will expire upon the closing of this offering. We incurred $262,500 in monitoring fees under the agreement in fiscal year 2010 through December 25, 2009. Mr. Royer and Mr. Howard, members of our board of directors, may be deemed to have indirectly received a portion of these fees as a result of their ownership interests in and relationship with SCGF II. See "Principal and selling stockholders."

Indemnification agreements

Our current certificate of incorporation and bylaws, as well as the certificate of incorporation and bylaws that will be in effect upon the closing of this offering, require us to indemnify our directors and executive officers to the fullest extent permitted by law. Additionally, as permitted by Delaware law, we have entered into indemnification agreements with each of our directors and executive officers that require us to indemnify such persons, to the fullest extent authorized or permitted under Delaware law, against any and all costs and expenses (including attorneys', witness or other professional fees) actually and reasonably incurred by such persons in connection with the investigation, defense, settlement or appeal of any action, hearing, suit or other proceeding, whether pending, threatened or completed, to which any such person may be made a witness or a party by reason of (1) the fact that such person is or was a director, officer, employee or agent of our company or its subsidiaries, whether serving in such capacity or otherwise acting at the request of our company or its subsidiaries and (2) anything done or not done, or alleged to have been done or not done, by such person in that capacity. The indemnification agreements also require us to advance expenses incurred by directors and executive officers within 30 days after receipt of a written request, provided that such persons undertake to repay such amounts if it is ultimately determined that they are not entitled to indemnification. Additionally, the agreements set forth certain procedures that will apply in the event of a claim for indemnification thereunder, including a presumption that directors and executive officers are entitled to indemnification under the agreements and that we have the burden of proof to overcome that presumption in reaching any contrary determination. We are not required to provide indemnification under the agreements for certain matters, including: (1) indemnification beyond that permitted by Delaware law; (2) indemnification for liabilities for which the executive officer or director is reimbursed pursuant to such insurance as may exist for such person's benefit; (3) indemnification related to disgorgement of profits under Section 16(b) of the Securities Exchange Act of 1934; (4) in connection with certain proceedings initiated against us by the director or executive officer; or (5) indemnification for settlements the director or executive officer enters into without our written consent. The indemnification agreements require us to maintain directors' and executive officers' insurance in full force and effect while any director or executive officer continues to serve in such capacity and so long as any such person may incur costs and expenses related to indemnified legal proceedings.

Shareholders agreement

We are a party to an amended and restated shareholders agreement with SCGF II, Pequot Capital Management, Inc., Manatuck Hill Partners LLC, Messrs. Lewis and Greer, and certain other security holders. The shareholders agreement, as amended, contains agreements among the parties with respect to the election of our directors and restrictions on the issuance or transfer of shares, including certain corporate governance provisions. Each of our current directors was appointed pursuant to the terms of the shareholders agreement. Upon the closing of this offering, the shareholders agreement terminates, and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Participation in IPO directed share program

The underwriters have reserved for sale at the initial public offering price up to                            shares of common stock for persons associated with us who have expressed an interest in purchasing common stock in this offering.

Stock issuances and related matters

Series C convertible preferred stock

Pursuant to a stock purchase agreement, dated February 22, 2007, we issued an aggregate of 5,139,500 shares of our Series C convertible preferred stock at a price of $6.81 per share to investors for an aggregate cash purchase price of approximately $35,000,000. These shares were purchased by SCGF II, whose general partner, Mr. Royer, and Vice President, Mr. Howard, are members of our board of directors. Upon the completion of this offering, these shares will automatically convert into 5,139,500 shares of our common stock.

Series D convertible preferred stock

Pursuant to a stock purchase agreement, dated December 24, 2007, we issued an aggregate of 1,666,667 shares of our Series D convertible preferred stock at a price of $12.00 per share to investors for an aggregate cash purchase price of approximately $20,000,000. These shares were purchased by entities affiliated with Pequot Capital Management, Inc. Upon the completion of this offering, these shares will automatically convert into 1,666,667 shares of our common stock.

Common stock

On March 7, 2007, we issued an aggregate of 2,200,000 shares of our common stock in consideration of the cancellation of indebtedness in the aggregate amount of $11,000,000 under two credit agreements. Pursuant to the cancellation of the indebtedness, the following transactions were consummated with related parties:

•
Hobbit Investments, LLC received 200,000 shares of our common stock and a fully-vested warrant to purchase 145,200 shares of our common stock in exchange for the cancellation of $1,000,000 of indebtedness. Hobbit Investments, LLC is 99% owned by the William M. Budinger Revocable Trust and 1% owned by Sunnyside Investments, Inc. William M. Budinger, a member of our board of directors, is the sole trustee of the trust and the president of Sunnyside Investments, Inc.;

•
The William D. Budinger Revocable Trust received 100,000 shares of our common stock and a fully-vested warrant to purchase 72,600 shares of our common stock in exchange for the cancellation of $500,000 of indebtedness. The William D. Budinger Revocable Trust also received 1,200,000 shares of our common stock and a fully-vested warrant to purchase 977,000 shares of our common stock in exchange for the cancellation of $6,000,000 of indebtedness. William D Budinger is the sole trustee of the trust and is directly related to William M. Budinger.

On April 27, 2007, we sold 160,000 shares of our common stock severally, not jointly, with the sale of 600,000 shares of our common stock held by Michael V. Lewis and 600,000 shares of our common stock held by Joshua Greer to certain of the former stockholders of ColorLink. Michael V. Lewis and Joshua Greer and members of our board of directors and executive officers; and

In November 2008, we entered into a stock purchase agreement with our shareholder of Series D convertible redeemable preferred stock. We sold 133,333 shares of our common stock at $15.00 per share. The total proceeds received were $2.0 million. The issuance costs were $13,000.

Procedures for related party transactions

It will be our policy upon the closing of this offering that all related party transactions must be reviewed and approved by our audit committee.

In approving or rejecting such proposed transactions, the audit committee considers the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. The policies and procedures for approving related party transactions will be set forth in our audit committee charter.

Under our code of business conduct and ethics, our employees, officers and directors will be discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they will be required to report any potential conflict of interest, including related party transactions, to our governance and nominating committee, to our audit committee or our general counsel.

 Principal and selling stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of December 25, 2009, and as adjusted to reflect the sale of common stock being offered in this offering, for:

•
each person, or group of affiliated persons, known to us to own beneficially 5% or more of our outstanding common stock;

•
each of our directors;

•
each of our named executive officers;

•
all of our directors and executive officers as a group; and

•
each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any options, warrants or other rights. Shares subject to options, warrants or other rights are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated below and under applicable community property laws, we believe that the beneficial owners identified in this table have sole voting and investment power with respect to all shares shown below.

For the purpose of calculating the percentage of shares beneficially owned by any stockholder, (i) the number of shares of common stock deemed outstanding "prior to the offering" assumes the conversion of all outstanding shares of our convertible preferred stock into an aggregate of                            shares of our common stock, and (ii) the number of shares of common stock outstanding after this offering (including if the underwriters' option to purchase additional shares is exercised in full) assumes the issuance by us of                            shares of common stock to the underwriters at the closing of this offering and the issuance by us of                            shares of common stock to selling stockholders upon the exercise of options and warrants at the closing of this offering (including the net issuance of                            shares of common stock upon the cashless net exercise by selling stockholders of warrants).

Unless otherwise indicated below, the address for each named director and executive officer is c/o RealD Inc., 100 N. Crescent Drive, Suite 120, Beverly Hills, California 90210.

	Shares beneficially owned prior to this offering				Shares beneficially owned after this offering		Number of shares to be sold in over- allotment		Shares beneficially owned after over-allotment
			Number of shares to be sold in this offering
Name of beneficial owner	Number	%			Number	%			Number	%

Principal Stockholders
Shamrock Capital Growth Fund II, L.P.(1)	5,139,500	14.8%				%				%
William D. Budinger(2)	2,850,482	8.2%
Directors and Executive Officers
Michael V. Lewis	5,102,750	14.7%				%				%
Joshua Greer	5,102,750	14.7%				%				%
Andrew Howard(3)	5,139,500	14.8%		(4)				(5)		%
c/o Shamrock Capital Growth Fund II, L.P.
Stephen Royer(6)	5,139,500	14.8%		(4)				(5)		%
c/o Shamrock Capital Growth Fund II, L.P.
William M. Budinger(7)	1,686,670	4.9%								%
Stephen Bellotti	—	—								%
Andrew A. Skarupa(8)	644,705	1.9%								%
Joseph Peixoto(9)	1,000,000	2.9%								%
Craig S. Gatarz	—	—								%
Robert Mayson(10)	5,417	*%								%
P. Gordon Hodge	—	—								%
All Directors and Executive Officers as a Group (11 Persons)	18,681,792	53.87%		(4)				(5)
Additional Selling Stockholders		%								%

*
Less than 1.0%

(1)
Consists of 5,139,500 shares of common stock issuable upon conversion of Series C Convertible Preferred Stock (Shamrock Shares) held by Shamrock Capital Growth Fund II, L.P. (SCGF II). Shamrock Capital Partners II, L.L.C. (SCP II) is the general partner of SCGF II. Shamrock Capital Advisors, Inc. (Shamrock) is the manager of SCGF II. Stephen Royer is the Chief Executive Officer, President and Managing Director of Shamrock and Executive Vice President of SCGF II. Andrew Howard is a Vice President of Shamrock. Mr. Royer is a member of the Board of Managers of SCP II and has voting and investment power over the Shamrock Shares. Shamrock, together with SCGF II and SCP II are referred to as the "Shamrock Entities". Each of Messrs. Royer and Howard disclaim beneficial ownership of the Shamrock Shares except to the extent of any indirect pecuniary interest therein. The address of the Shamrock entities is 4444 W. Lakeside Drive, Burbank, California 91505.

(2)
The shares indicated as owned by Mr. Budinger include shares held by the William D. Budinger Revocable Trust as he is the sole trustee of the trust and has voting and investment power over all the shares held by the trust. Mr. Budinger's shares consists of (i) 2,357,000 shares of common stock, (ii) 72,600 shares of common stock issuable upon exercise of a warrant, (iii) 250,000 shares of common stock issuable upon conversion of Series A convertible preferred stock, (iv) 120,882 shares of common stock issuable upon conversion of Series B convertible preferred stock, and (v) 50,000 shares of common stock underlying options that are exercisable within 60 days of April 1, 2010.

(3)
All shares indicated as owned by Mr. Howard are included because of his affiliation with the Shamrock Entities. See footnote 1 above for more information. Mr. Howard disclaims beneficial ownership of all shares owned by the Shamrock Entities except to the extent of any indirect pecuniary interest therein.

(4)
Includes                            shares of common stock to be sold in the offering by Shamrock, which may be deemed to be beneficially owned by Messrs. Royer and Howard, as applicable. See footnotes 1, 3 and 6 for more information.

(5)
Includes                            shares of common stock to be sold in the over-allotment by Shamrock, which may be deemed to be beneficially owned by Mr. Royer and Mr. Howard, as applicable. See footnotes 1, 3 and 6 for more information.

(6)
Mr. Royer is a Managing Director of Shamrock and a member of the Board of Managers of SCP II, the General Partner of SCGF II. All shares indicated as owned by Mr. Royer are included because of his affiliation with the Shamrock Entities. See footnote 1 above for more information. Mr. Royer has voting and investment power over the Shamrock Shares. Mr. Royer disclaims beneficial ownership of all shares owned by the Shamrock Entities except to the extent of any indirect pecuniary interest therein.

(7)
Hobbit Investments, LLC is 99% owned by the William M. Budinger Revocable Trust and 1% owned by Sunnyside Investments, Inc. Mr. Budinger is the sole trustee of the trust and the President of Sunnyside Investments, Inc. and has voting and investment power over all the shares held by Hobbit Investments, LLC. Mr. Budinger's shares consists of (i) 590,000 shares of common stock, (ii) 145,200 shares of common stock issuable upon exercise of a warrant, (iii) 750,000 shares of common stock issuable upon conversion of Series A convertible preferred stock, and (iv) 201,470 shares of common stock issuable upon conversion of Series B convertible preferred stock.

(8)
Consists of 644,705 shares of common stock underlying options that are exercisable within 60 days of April 1, 2010.

(9)
Consists of 1,000,000 shares of common stock underlying options that are exercisable within 60 days of April 1, 2010.

(10)
Consists of 5,417 shares of common stock underlying options that are exercisable within 60 days of April 1, 2010.

Description of capital stock

General

The following description of capital stock summarizes provisions of our certificate of incorporation and our bylaws as they will be in effect upon the closing of this offering. As of the date of this prospectus, our authorized capital consists of                           shares of common stock, $0.0001 par value per share, and                            shares of undesignated preferred stock, $0.0001 par value per share.

The following description of the material provisions of our capital stock and our certificate of incorporation, bylaws and other agreements with and among our stockholders is only a summary, does not purport to be complete and is qualified by applicable law and the full provisions of our certificate of incorporation, bylaws and other agreements. You should refer to our certificate of incorporation, bylaws and related agreements included as exhibits to the registration statement of which this prospectus is a part.

Common stock

As of December 25, 2009, there were 16,404,638 shares of common stock outstanding, held of record by 31 stockholders.

Voting rights

Holders of common stock are entitled to one vote per share on any matter to be voted upon by our stockholders. All shares of common stock rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights.

Dividend rights

The holders of common stock are entitled to receive ratably any dividends when and as declared from time to time by the board of directors out of funds legally available for dividends. We have never declared or paid cash dividends. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on the common stock in the foreseeable future.

Liquidation rights

Upon a liquidation or dissolution of our company, whether voluntary or involuntary, creditors with preferential liquidation rights will be paid before any distribution to holders of our common stock. After such distribution, holders of common stock are entitled to receive a pro rata distribution per share of any excess amount.

Undesignated preferred stock

Under the certificate of incorporation that will be in effect upon the closing of this offering, the board of directors will have authority to issue undesignated preferred stock without stockholder approval, subject to applicable law and listing exchange standards. The board of directors may also determine or alter for each class of preferred stock the voting powers, designations, preferences and special rights, qualifications, limitations or restrictions as permitted by law. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock.

Options and warrants to purchase common stock

As of December 25, 2009, we had 3,731,915 shares of common stock subject to options we have issued to our directors, officers, employees and consultants. As of December 25, 2010, we also had 3,171,561 shares of common stock subject to outstanding warrants, 726,000 of which are immediately exercisable.

Registration rights

In December 2007, we entered into an amended and restated investors' rights agreement with Shamrock, Pequot, Messrs. Lewis and Greer and certain other security holders.

Under the investors' rights agreement, the holders of (i) 10,205,500 shares of common stock, including Messrs. Lewis and Greer, and (ii) 11,223,811 shares of common stock issuable upon conversion of convertible preferred stock possess certain rights with respect to the registration of these shares under the Securities Act.

Demand registration rights

If we register any shares of common stock under the Securities Act in connection with a public offering, SCGF II may request, at any time after the six month anniversary of the effective date of such offering, that we file a registration statement covering the registration of the securities subject to such request, provided that the anticipated aggregate public offering price of the securities subject to such request (before any underwriting discounts and commissions) is in excess of $20 million. We are only required to effect two such demand registrations. We may also postpone the filing of any such registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us. We may further postpone any demand registration if we intend to register any shares of common stock under the Securities Act in connection with a public offering within 90 days of such demand registration request until 180 days after the effective date of the registration statement for such public offering, provided that we are actively employing in good faith reasonable best efforts to cause such registration statement to become effective. If we register any shares of our stock under the Securities Act solely for cash, certain security holders have the right to include in such registration the shares of common stock held by them, subject to specified exemptions.

Piggyback registration rights

If we register any shares pursuant to a demand registration by SCGF II and SCGF II has included the participation of other security holders as part of such registration, the stockholders with such piggyback registration rights have the right to include in such registration the shares of common stock held by them, subject to specified exceptions. The underwriters of any offering have the right to limit the number of shares registered by these stockholders due to marketing reasons. If the total amount of shares of common stock these stockholders wish to include exceeds the total amount of shares which the underwriters determine the stockholders may sell in the offering, the shares to be included in the registration will be subject to cutbacks as specified in the amended and restated investors' rights agreement.

Form S-3 registration rights

If we are eligible to file a registration statement on Form S-3, any security holder (other than Messrs. Lewis and Greer) may request that we register their shares of common stock for resale on a Form S-3 registration statement, provided that the total price of the shares to be offered to the public is not less than $2 million. We may also postpone the filing of any such registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us. We are also not obligated to file a Form S-3 registration statement if we have already effected two registrations on Form S-3 within the 12-month period preceding the date of such request or in any jurisdiction where we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

Provisions of Delaware law and our certificate of incorporation and amended and restated bylaws with anti-takeover implications

Certain provisions of Delaware law, our certificate of incorporation and bylaws that will be in effect after this offering contain provisions that are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Section 203 of the Delaware General Corporation Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a three-year period following the date the person became an interested stockholder unless:

•
before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•
at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock. A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us. The provisions of Delaware law could have the effect of deferring, delaying or discouraging hostile takeovers, and may also have the effect of preventing changes in control or management of our company. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders otherwise deem to be in their best interests.

Certificate of incorporation and bylaw provisions

Our certificate of incorporation and bylaws will, upon the closing of this offering, contain some provisions that may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in the stockholder's best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

No Stockholder Action by Written Consent.    Our bylaws provide, and our certificate of incorporation will provide upon the closing of this offering, that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the board of directors. Notwithstanding the foregoing, we will hold an annual meeting of stockholders in accordance with NYSE rules, for so long as our shares are listed on the NYSE, and as otherwise required by the bylaws. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Meetings of Stockholders.    Our bylaws provide that only a majority of the members of our board of directors then in office or the Chief Executive Officer may call special meetings of the stockholders. Additionally, only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements.    Our bylaws provide that, effective upon the closing of this offering, stockholders must follow an advance notice procedure to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Additionally, our bylaws will provide that any vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office.

Amendment to Bylaws and Certificate of Incorporation.    As required by Delaware law, any amendment to our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment. Certain provisions of our certificate of incorporation, including those related to our capital stock, director removal, stockholder action, rights of indemnification and amendments, may only be amended by the affirmative vote of at least 80% the then outstanding stock entitled to vote. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in our certificate of incorporation or under Delaware law, without further stockholder action.

Undesignated Preferred Stock.    Without stockholder approval, our board of directors may authorize the issuance of one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Limitations of director liability and indemnification directors, officers and employees

As permitted by Delaware law, provisions in our certificate of incorporation and bylaws that will be in effect at the closing of this offering will limit or eliminate the personal liability of our directors. Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

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any breach of the director's duty of loyalty to us or our stockholders;

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any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•
any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

Our certificate of incorporation and bylaws that will be in effect upon the closing of this offering also require us to indemnify our directors and officers to the fullest extent permitted by Delaware law and, as described under "Certain relationships and related transactions," we have entered into indemnification agreements with each of our directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, your investment in our stock may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

The NYSE

We will apply to have our common stock listed on NYSE under the symbol "RLD."

Transfer agent and registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be                           .

 Shares eligible for future sale

Upon the closing of this offering, and assuming (i) the conversion of all outstanding shares of convertible preferred stock into                           shares of common stock upon the closing of this offering and (ii) the exercise by selling stockholders of options and warrants to purchase an aggregate of                            shares of common stock upon the closing of this offering, including the net issuance of                           shares of common stock upon the cashless net exercise by selling stockholders of warrants, we will have                           shares of our common stock outstanding (including if the underwriters' option to purchase additional shares is exercised in full). Of these shares,                           shares of our common stock will be freely tradable without restriction under the Securities Act, except for any shares of our common stock purchased by our "affiliates," as the term is defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the restricted shares will be available for sale in the public market as follows:

•
shares will be eligible for sale, without restriction, upon the closing of this offering; and

•
shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus, which is subject to extension in some circumstances, (i)                             shares of which may be sold without restriction and (ii)                            shares of which may be sold subject to volume and other limitations under Rule 144,                           of which are currently held by directors, executive officers and other affiliates.

In addition, upon the closing of this offering, we will have outstanding options to purchase an aggregate of                           shares of common stock and outstanding warrants to purchase an aggregate of                            shares of common stock.

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•
1% of the number of shares of common stock then outstanding, which will equal approximately                           shares immediately after this offering; or

•
The average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors or consultants who purchased or receive shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of common stock under our equity incentive plans. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for resale in the public market, unless such shares are subject to vesting restrictions by us or are otherwise subject to the lock-up agreements and manner of sale and notice requirements that apply to our affiliates under Rule 144.

Lock-up agreements

Holders of                           shares of our common stock, on an as-converted basis, and holders of options and warrants exercisable for an aggregate of                           shares of our common stock are subject to lock-up agreements under which they have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date of this prospectus, which is subject to extension in some circumstances, other than sales of shares of common stock in this offering.

For a description of the lock-up agreements with the underwriters that restrict us, our directors, our executive officers and certain of our other stockholders, see "Underwriting—No sales of similar securities."

Registration rights

For a description of registration rights with respect to our common stock, see "Description of capital stock—Registration rights."

Material United States federal tax considerations

The following is a general discussion of certain material United States federal income tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering. This discussion is a summary for general information purposes only and does not consider all aspects of federal taxation that may be relevant to particular stockholders in light of their individual investment circumstances or to certain types of stockholders subject to special tax rules, including partnerships, S-corporations or other pass-through entities, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid United States federal income tax, persons who use or are required to use mark-to-market accounting, United States Holders (as that term is defined below) that have a functional currency other than the United States dollar, persons that hold our shares as part of a "straddle," a "hedge" or a "conversion transaction," investors in pass-through entities, or persons subject to the alternative minimum tax. In addition, this summary does not address any tax considerations under state, local or non-United States tax laws, or United States federal laws other than those pertaining to the United States federal income tax that may apply to holders of our common stock.

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the Internal Revenue Service (the "IRS") with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. This discussion assumes that investors will hold our common stock as a capital asset within the meaning of the Code (generally, property held for investment).

For purposes of this discussion, the term "United States Holder" means a beneficial owner of our shares that is one of the following:

•
an individual who is a citizen or resident of the United States;

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a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized, or treated as created or organized, in or under the laws of the United States or any state thereof or the District of Columbia;

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an estate the income of which is subject to United States federal income tax regardless of its source; or

•
a trust if (i) its administration is subject to the primary supervision of a court within the United States, and one or more United States persons, as defined under Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

For purposes of this discussion, the term "Non-United States Holder" means a beneficial owner of our shares that is not a United States Holder or a partnership or other entity treated as a partnership for United States federal income tax purposes. If a partnership (or entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is not tax advice. Prospective investors are urged to consult their own tax advisor regarding the United States federal, state and local, and non-United States income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Taxation of United States holders

Dividends and distributions

Distributions paid to United States Holders will generally constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described below under "Taxation of United States Holders—Sale or Other Taxable Disposition of Common Stock."

Any dividends we pay to a United States Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. Under current legislation, dividend income may be taxed to a non-corporate United States Holder at rates applicable to long term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied. The legislation providing for this long term capital gains treatment is scheduled to expire on December 31, 2010, at which time, unless such legislation is extended, dividends received by a non-corporate United States Holder will generally be taxed at ordinary income rates.

Sale or other taxable disposition of common stock

A United States Holder generally will recognize capital gain or loss upon a sale, exchange, or other taxable disposition of our common stock in an amount equal to the difference between the amount realized from the sale, exchange or other taxable disposition and the holders adjusted tax basis in the common stock. A holder's initial tax basis in the common stock generally will equal the holder's acquisition cost. Such capital gain or loss will be long-term capital gain or loss if the holding period for the disposed of common stock exceeds one year.

For a non-corporate United States Holder, the current maximum United States federal income tax rate applicable to long term capital gains is generally 15%. The legislation providing for this 15% rate is scheduled to expire on December 31, 2010, at which time, unless such legislation is extended, the rate applicable to long term capital gains from the sale or exchange of common stock for United States federal income tax purposes will generally increase to 20%. There can be no assurance that long term capital gain attributable to the sale or exchange of our common stock recognized after 2010 will be taxed at 15% for United States federal income tax purposes. If a non-corporate United States Holder's holding period for the disposed of common stock is one year or less, any recognized gain will generally be subject to United States federal income tax at the same rate as ordinary income (the maximum rate of which is currently 35% and scheduled to increase to 39.6% after 2010).

The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. United States Holders who recognize a loss that exceeds certain thresholds may be required to file a disclosure statement with the IRS.

For corporations, capital gain is taxed at the same rate as ordinary income, and capital loss in excess of capital gain is not deductible. Corporations, however, generally may carry back capital losses up to three taxable years and carry forward capital losses up to five taxable years.

Information reporting and backup withholding

A United States Holder may be subject, under certain circumstances, to information reporting and backup withholding, currently at the rate of 28%, with respect to the payment of dividends and the gross proceeds from the sale, redemption, or other disposition of our common stock. Certain persons are exempt from information reporting and backup withholding. Under the backup withholding rules, a United States Holder may be subject to backup withholding unless the United States Holder is an exempt recipient and, when required, demonstrates this fact; or provides a taxpayer identification number and makes certain certifications on IRS Form W-9 that the United States Holder is not subject to backup withholding, and otherwise complies with the applicable requirements. A United States Holder who does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a United States Holder's federal income tax liability, if any, provided that the required procedures are followed. United States Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

New legislation relating to unearned income Medicare contribution

Newly enacted legislation requires certain U.S. holders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. Prospective investors should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Taxation of non-United States holders

Dividends and distributions

In general, distributions paid to a Non-United States Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles) will be treated as dividends and will be subject to United States withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-United States Holder within the United States. Any distribution not constituting a dividend will be treated first as reducing the Non-United States Holder's basis in its shares of common stock, and to the extent it exceeds the Non-United States Holders basis, as capital gain (see "Taxation of Non-United States Holders—Sale or other taxable disposition of common stock" below).

A Non-United States Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Non-United States Holders must generally provide the withholding agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS. Non-United States Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends that are effectively connected with a Non-United States Holder's United States trade or business generally will not be subject to United States withholding tax if the Non-United States Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to United States federal income tax on a net income basis in generally the same manner as if the Non-United States Holder were a resident of the United States. A corporate Non-United States Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, on the repatriation from the United States of its "effectively connected earnings and profits," subject to adjustments.

Sale or other taxable disposition of common stock

In general, a Non-United States Holder will not be subject to United States federal income tax on any gain realized upon the sale or other taxable disposition of the Non-United States Holder's shares of common stock unless:

(i)    the gain is effectively connected with a trade or business carried on by the Non-United States Holder within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-United States Holder in the United States);

(ii)   the Non-United States Holder is a nonresident alien individual who holds shares of common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

(iii)  we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-United States Holder held the common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-United States Holder owns, or is treated as owning, more than five percent of our common stock.

Net gain realized by a Non-United States Holder described in clause (i) above generally will be subject to United States federal income tax in generally the same manner as if the Non-United States Holder were a resident of the United States. Any gains of a corporate Non-United States Holder described in clause (i) above may also be subject to an additional "branch profits tax" at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain realized by an individual Non-United States Holder described in clause (ii) above will be subject to a flat 30% tax, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

For purposes of clause (iii) above, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a United States real property holding corporation.

New legislation relating to foreign accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-United States entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain Non-United States Holders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

Information reporting and backup withholding

Generally, we must report annually to the IRS and to each Non-United States Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the Non-United States Holder's conduct of a trade of business within the United States or withholding was reduced or eliminated by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-United States Holder's country of residence.

Dividends paid to a Non-United States Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28% of the gross proceeds, unless the

Non-United States Holder certifies as to its foreign status, which certification may generally be made on IRS Form W-8BEN, or certain other requirements are met.

Payment of the proceeds from the sale or other disposition of common stock by a Non-United States Holder effected by or through a United States office of a broker will generally be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-United States Holder certifies to the payor under penalties of perjury as to, among other things, its name, address and status as a Non-United States Holder or otherwise establishes an exemption. Payment of the proceeds from a disposition of common stock by a Non-United States Holder effected through a non-United States office of a non-United States broker generally will not be subject to information reporting or backup withholding if the payment is not received in the United States. Information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-United States Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-United States Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder's United States federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Underwriting

J.P. Morgan Securities Inc. and Piper Jaffray & Co. are acting as representatives of the underwriters and joint book-running managers of this offering. Subject to the terms and conditions of an underwriting agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders, and we and the selling stockholders have severally agreed to sell, the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of shares

J.P. Morgan Securities Inc.
Piper Jaffray & Co.

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option to purchase additional shares described below. The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, and part to certain dealers at a price that represents a concession not in excess of $             per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

Option to purchase additional shares

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate             of additional shares of common stock at the public offering price, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

Commissions and discounts

The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option assuming an initial public offering price of $                  (the mid-point of the estimated public offering price range set forth on the front cover of this prospectus).

	Paid by US		Paid by the selling stockholders
	No exercise	Full exercise	No exercise	Full exercise

Per Share

Total

In addition, we estimate that our expenses for this offering, other than underwriting discounts and commissions payable by us, will be approximately $             .

Public offering price

Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares may not develop, and it is possible that after this offering the shares will not trade in the market above their initial offering price.

No sales of similar securities

We, the selling stockholders, all of our directors and officers and holders of our outstanding stock and holders of securities exercisable for or convertible into shares of common stock have agreed that, subject to exceptions, without the prior written consent of J.P. Morgan Securities Inc. and Piper Jaffray & Co. on behalf of the underwriters, we and they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition;

•
enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock; or

•
make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock;

with respect to the first and second bullets above, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The 180-day restricted period described in the preceding paragraph will be extended if:

•
during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•
prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Price stabilization, short positions and penalty bids

In order to facilitate this offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for and purchase shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Indemnification

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities under the Securities Act, including liabilities arising out of or based upon certain material misstatements or omissions. If we, the selling stockholders or the underwriters are unable to provide this indemnification, we, the selling stockholders or the underwriters, as applicable, will contribute to payments the other party or parties may be required to make in respect of those liabilities.

Electronic distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter's or selling group member's website and any information contained in any other website maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Relationships

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they expect to receive customary fees and expense reimbursement.

Selling restrictions

The common stock is being offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any shares of our common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)    by the underwriters to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)   in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a)   it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)   in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired is not treated under the Prospectus Directive as having been made to such persons.

Notice to prospective investors in Switzerland

This document, as well as any other material relating to the shares of our common stock which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to prospective investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares of our common stock which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to prospective investors in Australia

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission, or ASIC. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus for the purposes of Chapter 6D.2 of the Australian Corporations Act 2001, or the Act, in relation to the share of our common stock or our company.

This prospectus is not an offer to retail investors in Australia generally. Any offer of shares of our common stock in Australia is made on the condition that the recipient is a "sophisticated investor" within the meaning of section 708(8) of the Act or a "professional investor" within the meaning of section 708(11) of the Act, or on condition that the offer to that recipient can be brought within the exemption for 'Small-Scale Offerings' (within the meaning of section 708(1) of the Act). If any recipient does not satisfy the criteria for these exemptions, no applications for securities will be accepted from that recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of the offer, is personal and may only be accepted by the recipient.

If a recipient on-sells their securities within 12 months of their issue, that person will be required to lodge a disclosure document with ASIC unless either:

•
the sale is pursuant to an offer received outside Australia or is made to a "sophisticated investor" within the meaning of 708(8) of the Act or a "professional investor" within the meaning of section 708(11) of the Act; or

•
it can be established that our company issued, and the recipient subscribed for, the securities without the purpose of the recipient on-selling them or granting, issuing or transferring interests in, or options or warrants over them.

Notice to prospective investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of the issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made thereunder.

Notice to prospective investors in India

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India. This prospectus or any other material relating to these securities may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Korea

Shares of our common stock may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares of our common stock have not been registered with the Financial Supervisory Commission of Korea for public offering in Korea. Furthermore, our securities may not be resold to Korean residents unless the purchaser of our securities complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of our securities.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Legal matters

Our counsel, Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California, will pass on the validity of the shares of common stock offered by this prospectus. The underwriters have been represented by Latham & Watkins, LLP, Los Angeles, California.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at March 27, 2009 and March 31, 2008, and for each of the three fiscal years in the period ended March 27, 2009, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the SEC's Public Reference Room at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the web site of the SEC referred to above.

Index to financial statements

Page
Report of independent registered public accounting firm	F-2
Consolidated balance sheets as of March 31, 2008 and March 27, 2009 and December 25, 2009 (unaudited) and pro forma consolidated balance sheet as of December 25, 2009 (unaudited)	F-3
Consolidated statements of operations for the years ended March 31, 2007 and 2008 and March 27, 2009 and the nine months ended December 26, 2008 (unaudited) and December 25, 2009 (unaudited)	F-4

Consolidated statements of changes in mandatorily redeemable convertible preferred stock and equity (deficit) for the years ended March 31, 2007 and 2008 and March 27, 2009, and the nine months ended December 25, 2009 (unaudited)

F-5
Consolidated statements of cash flows for the years ended March 31, 2007 and 2008 and March 27, 2009 and the nine months ended December 26, 2008 (unaudited) and December 25, 2009 (unaudited)	F-7
Notes to consolidated financial statements	F-9

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of RealD Inc.

We have audited the accompanying consolidated balance sheets of RealD Inc. as of March 27, 2009 and March 31, 2008, and the related consolidated statements of operations, changes in mandatorily redeemable convertible preferred stock and equity (deficit), and cash flows for each of the three years in the period ended March 27, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RealD Inc. at March 27, 2009 and March 31, 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 27, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, RealD Inc. changed its method of accounting for noncontrolling interest with the adoption of the guidance originally issued in FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements (codified in FASB ASC Topic 810, Consolidation) effective March 28, 2009.

/s/ Ernst & Young LLP

Los Angeles, California
June 18, 2009

RealD Inc.

Consolidated balance sheets

(in thousands, except share and per share data)

	March 31, 2008	March 27, 2009	December 25, 2009	Pro-forma as of December 25, 2009

			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$9,448	$15,704	$2,922
Accounts receivable, net	5,460	11,264	33,371
Inventories	828	2,514	8,800
Deferred costs-eyewear	2,400	8,786	5,740
Deferred income taxes	26	1,271	1,075
Prepaid expenses and other current assets	618	457	959

Total current assets	18,780	39,996	52,867	—
Property and equipment, net	1,295	1,088	1,760
Cinema systems, net	14,432	17,792	32,990
Digital projectors, net-held for sale	21,058	24,671	22,961
Goodwill	10,657	10,657	10,657
Other intangibles, net	4,534	2,239	2,078
Other assets	55	105	129

Total assets	$70,811	$96,548	$123,442	$—
Liabilities, mandatorily redeemable convertible preferred stock and equity (deficit)
Current liabilities:
Accounts payable	$1,903	$12,694	$20,220	$—
Accrued expenses	7,384	5,880	12,073
Deferred revenue	18,665	28,604	22,339
Revolving credit facility	—	—	10,026
Income taxes payable	26	18	940
Current portion of long-term debt	1,028	2,357	8,033

Total current liabilities	29,006	49,553	73,631	—
Revolving credit facility	—	4,983	—
Deferred revenue, net of current portion	8,147	8,186	11,999
Virtual print fee liability and customer deposits	652	6,518	8,316
Long-term debt, net of current portion	6,938	7,523	11,168
Deferred tax liability	—	1,271	1,075
Commitments and contingencies
Series C mandatorily redeemable convertible preferred stock, no par value, 5,139,500 shares authorized; 5,139,500 shares issued and outstanding; $17.025 redemption value per share at March 31, 2008, March 27, 2009, and December 25, 2009 respectively, and no shares outstanding pro forma	40,633	50,459	59,738	—
Equity (deficit)
Series A convertible preferred stock, no par value, 3,000,000 shares authorized; 2,000,000 shares issued and outstanding at March 31, 2008, March 27, 2009, and December 25, 2009 respectively, and no shares outstanding pro forma	1,978	1,978	1,978	—
Series B convertible preferred stock, no par value, 2,417,647 shares authorized; 2,417,644 shares issued and outstanding at March 31, 2008, March 27, 2009, and December 25, 2009 respectively, and no shares outstanding pro forma	2,970	2,970	2,970	—
Series D convertible preferred stock, no par value, 1,666,667 shares authorized; 1,666,667 shares issued and outstanding at March 31, 2008, March 27, 2009, and December 25, 2009 respectively, and no shares outstanding pro forma	19,952	19,952	19,952	—
Common stock, no par value, 35,000,000 shares authorized; 15,939,083, 16,114,916 and 16,404,638 shares issued and outstanding at March 31, 2008, March 27, 2009, and December 25, 2009 respectively, and 27,628,449 shares outstanding pro forma	17,387	26,191	45,230	129,868
Other accumulated comprehensive loss	—	—	—	—
Accumulated deficit	(60,603)	(86,066)	(114,919)	(114,919)

Total RealD stockholders' deficit	(18,316)	(34,975)	(44,789)	14,949
Noncontrolling interest	3,751	3,030	2,304	2,304

Total equity (deficit)	(14,565)	(31,945)	(42,485)	$17,253

Total liabilities, mandatorily redeemable convertible preferred stock and equity (deficit)	$70,811	$96,548	$123,442

See accompanying notes to consolidated financial statements

RealD Inc.
Consolidated statements of operations
(in thousands, except share and per share data)

	Year ended			Nine months ended
	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

				(unaudited)
Revenue:
License	$2,397	$10,646	$12,742	$8,449	$27,505
Product and other	13,488	12,732	26,933	13,191	68,449

Total revenue	15,885	23,378	39,675	21,640	95,954
Cost of revenue:
License	2,058	4,544	4,944	4,014	7,099
Product and other	11,927	8,956	22,163	9,566	77,586

Total cost of revenue	13,985	13,500	27,107	13,580	84,685

Gross margin	1,900	9,878	12,568	8,060	11,269
Operating expenses:
Research and development	4,677	11,166	8,915	6,019	7,327
Selling and marketing	2,521	7,311	11,009	6,612	11,123
General and administrative	4,294	8,006	7,940	6,541	9,870

Total operating expenses	11,492	26,483	27,864	19,172	28,320

Operating loss	(9,592)	(16,605)	(15,296)	(11,112)	(17,051)
Interest expense	(3,045)	(1,257)	(949)	(661)	(1,149)
Other income (loss)	45	(7)	100	150	(670)

Loss from continuing operations before income taxes	(12,592)	(17,869)	(16,145)	(11,623)	(18,870)
Income tax expense	116	20	219	138	1,431

Loss from continuing operations	(12,708)	(17,889)	(16,364)	(11,761)	(20,301)
Discontinued operations:
Loss from operations, net of tax	(26)	(508)	—	—	—
Loss on sale of discontinued operations, net of tax	—	(11,288)	—	—	—

Discontinued operations, net of tax	(26)	(11,796)	—	—	—

Net loss	(12,734)	(29,685)	(16,364)	(11,761)	(20,301)
Net loss attributable to noncontrolling interest	19	421	727	497	726
Accretion of preferred stock	(789)	(8,001)	(9,826)	(7,369)	(9,278)

Net loss attributable to RealD common stockholders	$(13,504)	$(37,265)	$(25,463)	$(18,633)	$(28,853)

Basic and diluted loss per share of common stock:
Continued operations	$(1.01)	$(1.61)	$(1.59)	$(1.17)	$(1.77)
Discontinued operations	—	$(0.75)	$—	$—	$—

Basic and diluted loss per share of common stock	$(1.01)	$(2.36)	$(1.59)	$(1.17)	$(1.77)
Shares used in computing basic and diluted loss per share of common stock	13,315,825	15,808,970	16,017,819	15,985,093	16,302,746
Pro forma basic and diluted loss per share of common stock (unaudited)			$(0.57)		$(0.71)
Shares used in computing pro forma basic and diluted loss per share of common stock (unaudited)			27,241,630		27,526,557

See accompanying notes to consolidated financial statements

RealD Inc.
Consolidated statements of changes in
mandatorily redeemable convertible preferred stock and equity (deficit)
(in thousands, except share and per share data)

	Mandatorily redeemable convertible preferred stock		Equity (deficit)
			Convertible preferred stock
	Series C		Series A		Series B		Series D		Common stock		Accumulated other comprehensive loss			Total equity (deficit)
												Accumulated deficit	Noncontrolling interest
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance, April 1, 2006 (unaudited)	—	$—	2,000,000	$1,978	2,417,644	$2,970	—	$—	13,079,333	$2,694	$ —	$ (9,834)	$ —	$ (2,192)
Issuance of preferred stock	5,139,500	31,843	—	—	—	—			—	—	—	—	—	—
(net of issuance cost of $3,156)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of Series C preferred stock	—	789	—	—	—	—	—	—	—	—	—	(789)	—	(789)
Issuance of stock-based awards as consideration to lenders	—	—	—	—	—	—	—	—	—	664	—	—	—	664
Restricted common stock vested and issued during the year	—	—	—	—	—	—	—	—	183,167	76	—	—	—	76
Conversion of lines of credit into common stock	—	—	—	—	—	—	—	—	2,200,000	11,000	—	—	—	11,000
Stock-based compensation	—	—	—	—	—	—	—	—	—	584	—	—	—	584
Acquisition of noncontrolling interest													2,267	2,267
Investment in noncontrolling interest													2,380	2,380
Comprehensive loss:
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	(47)	—	—	(47)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(12,715)	(19)	(12,734)

Total comprehensive loss														(12,781)

Balance, March 31, 2007	5,139,500	$32,632	2,000,000	$1,978	2,417,644	$2,970	—	$—	15,462,500	$15,018	$(47)	$(23,338)	$ 4,628	$ 1,209
Issuance of common stock	—	—	—	—	—	—	—	—	160,000	800	—	—	—	800
Issuance of preferred stock,
(net of issuance cost of $48)	—	—	—	—	—	—	1,666,667	19,952	—	—	—	—	—	19,952
Accretion of Series C preferred stock	—	8,001	—	—	—	—	—	—	—	—	—	(8,001)	—	(8,001)
Stock-based compensation	—	—	—	—	—	—	—	—	—	1,507	—	—	—	1,507
Exercise of stock options	—	—	—	—	—	—	—	—	76,583	38	—	—	—	38
Exercise of warrants	—	—	—	—	—	—	—	—	240,000	24	—	—	—	24
Noncontrolling interest contribution	—	—	—	—	—	—	—	—	—	—	—	—	1,792	1,792
Noncontrolling interest related to discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	(2,248)	(2,248)
Comprehensive loss:														—
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	47	—	—	47
Net loss	—	—	—	—	—	—	—	—	—	—	—	(29,264)	(421)	(29,685)

Total comprehensive loss														(29,638)

Balance, March 31, 2008	5,139,500	$40,633	2,000,000	$1,978	2,417,644	$2,970	1,666,667	$19,952	15,939,083	$17,387	$ —	$(60,603)	$ 3,751	$(14,565)

	Mandatorily redeemable convertible preferred stock		Equity (deficit)
			Convertible preferred stock
	Series C		Series A		Series B		Series D		Common stock					Total equity (deficit)
											Accumulated other comprehensive loss	Accumulated deficit	Noncontrolling interest
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance, March 31, 2008	5,139,500	$40,633	2,000,000	$1,978	2,417,644	$2,970	1,666,667	$19,952	15,939,083	$17,387	$—	$(60,603)	$3,751	$(14,565)
Issuance of common stock	—	—	—	—	—	—	—	—	133,333	1,986	—	—	—	1,986
Accretion of Series C preferred stock	—	9,826	—	—	—	—	—	—	—	—	—	(9,826)	—	(9,826)
Stock-based compensation	—	—	—	—	—	—	—	—	—	1,932	—	—	—	1,932
Exhibitor option expense	—	—	—	—	—	—	—	—	—	4,878	—	—	—	4,878
Exercise of stock options	—	—	—	—	—	—	—	—	42,500	8	—	—	—	8
Noncontrolling interest contribution	—	—	—	—	—	—	—	—	—	—	—	—	6	6
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	—	(15,637)	(727)	(16,364)

Total comprehensive loss														(16,364)

Balance, March 27, 2009	5,139,500	$50,459	2,000,000	$1,978	2,417,644	$2,970	1,666,667	$19,952	16,114,916	$26,191	$—	$(86,066)	$3,030	$(31,945)
Accretion of Series C preferred stock (unaudited)	—	9,278	—	—	—	—	—	—	—	—	—	(9,278)	—	(9,278)
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	—	2,230	—	—	—	2,230
Exhibitor option expense (unaudited)	—	—	—	—	—	—	—	—	—	16,777	—	—	—	16,777
Exercise of stock options (unaudited)	—	—	—	—	—	—	—	—	289,722	32	—	—	—	32
Comprehensive loss (unaudited):
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	(19,575)	(726)	(20,301)

Total comprehensive loss (unaudited)														(20,301)

Balance, December 25, 2009 (unaudited)	5,139,500	$59,737	2,000,000	$1,978	2,417,644	$2,970	1,666,667	$19,952	16,404,638	$45,230	$—	$(114,919)	$2,304	$(42,485)

See accompanying notes to consolidated financial statements

RealD Inc.
Consolidated statements of cash flows
(in thousands)

	Year ended			Nine months ended
	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

				(unaudited)
Cash flows from operating activities
Net loss	$(12,734)	$(29,685)	$(16,364)	$(11,761)	$(20,301)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,612	5,296	5,598	4,142	5,387
Deferred income taxes	226	—	26	—	—
Non-cash interest expense	2,358	—	669	423	467
Non-cash stock compensation	584	1,507	1,932	1,470	2,230
Motion picture exhibitor option reduction in revenue	—	—	4,878	2,287	16,777
Impairment of long-lived assets	—	4,261	2,037	143	408
Loss on sale of ColorLink Japan	—	11,288	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(7,232)	5,877	(5,804)	(16,949)	(22,107)
Inventories	(2,406)	1,155	(1,686)	(450)	(6,287)
Prepaid expenses	(94)	(307)	161	(573)	(502)
Deferred costs	—	(2,400)	(6,386)	1,747	3,046
Other assets	(23)	40	(50)	(33)	(24)
Accounts payable	3,496	(5,493)	10,791	875	7,529
Accrued expenses	5,351	172	(1,504)	(780)	6,193
Virtual print fees and customer deposits	—	652	5,866	3,100	1,798
Income taxes payable	(291)	(734)	(8)	28	922
Deferred revenue	15,595	6,788	9,978	17,619	(2,451)

Net cash provided by (used in) operating activities	6,442	(1,583)	10,134	1,288	(6,915)
Cash flows from investing activities
Acquisition of ColorLink, net of cash acquired	(27,476)	—	—	—	—
Purchases of property and equipment	(679)	(307)	(502)	(126)	(1,055)
Purchases of cinema systems and related components	(2,247)	(8,122)	(5,394)	(4,761)	(18,220)
Purchases of digital projectors	(7,497)	(4,469)	(6,176)	(4,103)	(519)
Purchase of intangible assets	—	—	(35)	(35)	—
Proceeds from sale of ColorLink Japan, net of cash sold	—	2,910	—	—	—

Net cash used in investing activities	(37,899)	(9,988)	(12,107)	(9,025)	(19,794)
Cash flows from financing activities
Noncontrolling interest capital contribution	2,381	1,606	6	6	—
Repayments of notes payable to related party	(255)	—	—	—	—

	Year ended			Nine months ended
	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

				(unaudited)

Proceeds from long-term debt	—	—	3,493	1,566	8,896
Repayments of long-term debt	(770)	(8,255)	(2,241)	—	—
Borrowings from shareholders	5,000	—	—	—	—
Proceeds from issuance of Series C preferred shares, net	31,842	—	—	—	—
Proceeds from issuance of Series D preferred shares, net	—	19,952	—	—	—
Proceeds from line of credit	—	10,538	4,977	4,977	5,000
Repayments on line of credit	—	(11,312)	—	—	—
Proceeds from exercise of stock options	—	38	7	7	31
Proceeds from exercise of warrants	—	24	—	—	—
Proceeds from issuance of common stock	—	800	1,987	1,993	—

Net cash provided by financing activities	38,198	13,391	8,229	8,549	13,927
Effect of exchange rate changes on cash and cash equivalents	(57)	—	—	—	—

Net increase in cash and cash equivalents	6,684	1,820	6,256	812	(12,782)
Cash and cash equivalents, beginning of year	944	7,628	9,448	9,448	15,704

Cash and cash equivalents, end of year	$7,628	$9,448	$15,704	$10,260	$2,922

Supplemental disclosures of cash flow information
Accretion of Series C preferred stock	$789	$8,001	$9,826	$7,369	$9,278
Cash payments for income taxes	$34	$151	$46	$84	$—
Cash payments for interest expense	$721	$691	$390	$245	$—
Conversion of lines of credit into common stock	$11,000	$—	$—	$—	$—
Digital projectors purchased in exchange for notes	$11,493	$1,896	$—	$—	$204
Digital projectors contributed by noncontrolling interest partner	$—	$186	$—	$—	$—

See accompanying notes to consolidated financial statements

RealD Inc.
Notes to consolidated financial statements

1.     Business and basis of presentation

RealD Inc., including its subsidiaries (RealD), is a global licensor of stereoscopic 3D technologies.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The consolidated financial statements include the accounts of RealD, its wholly owned subsidiaries and its majority owned subsidiaries. We do not have any interests in variable interest entities. For consolidated subsidiaries that are not wholly owned but are majority owned, the subsidiaries' assets, liabilities, and operating results are included in their entirety in the accompanying consolidated financial statements. The noncontrolling interests in those assets, liabilities, and operations are reflected as non-controlling interests in the consolidated balance sheets under equity (deficit) and consolidated statements of operations. Effective January 1, 2009, we adopted a newly issued accounting standard for noncontrolling interests. In accordance with the accounting standard, we have retrospectively applied the presentation and disclosure requirements by recharacterizing previously reported minority interests as noncontrolling interests and classifying noncontrolling interests as a component of equity (deficit) in our consolidated balance sheets. The adoption of this standard did not have a material effect on our financial position or results of operations.

On March 6, 2007, Digital Link II, LLC (Digital Link II) was formed between Ballantyne of Omaha, Inc. and RealD with member interests of 44.4% and 55.6%, respectively. Digital Link II was formed to fund the deployment of digital projector systems and servers to third-party exhibitors.

All significant intercompany balances and transactions have been eliminated in consolidation.

2.     Summary of significant accounting policies

Accounting period

Effective April 1, 2008, our fiscal year consists of four 13-week periods for a total of 52 weeks. The fiscal year for 2009 ended on March 27, 2009. The third quarter of fiscal 2010 ended on December 25, 2009. For fiscal years 2007 and 2008, our fiscal year began on April 1 and ended on March 31.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Unaudited interim financial statements

The accompanying consolidated balance sheet as of December 25, 2009, the consolidated statement of changes in mandatorily redeemable convertible preferred stock and equity

(deficit) for the nine months ended December 25, 2009 and the consolidated statements of operations and cash flows for the nine months ended December 25, 2009 and December 26, 2008 and the related interim information contained within the notes to the consolidated financial statements are unaudited. In management's opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our financial position at December 25, 2009 and the results of our operations and our cash flows for the nine months ended December 25, 2009 and December 26, 2008. The results for the nine months ended December 25, 2009 are not necessarily indicative of future results.

Unaudited pro forma information

Upon the consummation of the contemplated initial public offering, all of the outstanding shares of Series A, B and D convertible preferred stock and Series C mandatorily redeemable convertible preferred stock will automatically convert into shares of common stock. We prepared the unaudited pro forma total equity as of December 25, 2009 assuming the conversion of all outstanding convertible preferred stock as of that date into 11,223,811 shares of our common stock. We computed the unaudited pro forma loss per share of common stock for the year ended March 27, 2009 and the nine months ended December 25, 2009 using the weighted average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding convertible preferred stock into shares of our common stock, as if such conversion had occurred at the beginning of the respective periods.

Net loss per share of common stock

Basic loss per share of common stock is computed by dividing the net loss attributable to RealD common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. Because the holders of our convertible preferred stock are entitled to participate in dividends and earnings of our company, we would apply the two-class method in calculating our earnings per share for periods when we generate net income. The two-class method requires net income to be allocated between the common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. Because the convertible preferred stock is not contractually obligated to share in our losses, no such allocation was made for any period presented given our net losses. Diluted loss per share of common stock adjusts the basic weighted average number of shares of common stock outstanding for the potential dilution that could occur if stock options, warrants and convertible preferred stock were exercised or converted into common stock. Diluted loss per share of common stock is the same as basic loss per share of common stock for all periods presented because the effects of potentially dilutive items were anti-dilutive given our net losses.

The calculation of the basic and diluted loss per share of common stock for the nine months ended December 25, 2009 and December 26, 2008 and the years ended March 27, 2009, March 31, 2008 and March 31, 2007 was as follows.

(in thousands, except share and per share data):	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

Numerator:				(unaudited)
Numerator for basic and diluted loss attributable to RealD common stockholders from continuing operations	$(13,478)	$(25,469)	$(25,463)	$(18,633)	$(28,853)
Numerator for basic and diluted loss attributable to RealD common stockholders from discontinuing operations	(26)	(11,796)	—	—	—
Denominator:
Weighted average number of common shares outstanding	13,315,825	15,808,970	16,017,819	15,985,093	16,302,746
Basic and diluted loss per common share
Continuing operations	$(1.01)	$(1.61)	$(1.59)	$(1.17)	$(1.77)
Discontinued operations	—	(0.75)	—	—	—

Basic and diluted loss per common share	$(1.01)	$(2.36)	$(1.59)	$(1.17)	$(1.77)

The following table shows the weighted-average number of anti-dilutive shares excluded from the calculation of diluted loss per common share for each period presented:

	Years ended			Nine months ended
	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

				(unaudited)
Options and warrants to purchase common stock	3,496,996	4,071,422	4,193,866	4,183,043	4,403,761
Conversion of convertible preferred stock	4,755,584	10,004,633	11,223,811	11,223,811	11,223,811

Total	8,252,580	14,076,055	15,417,677	15,406,854	15,627,572

The above anti-dilution table excludes 2,445,561 motion picture exhibitor options that vest upon the achievement of screen installation targets because the targets were not met as of December 25, 2009.

Unaudited pro forma loss per share of common stock

Pro forma basic and diluted loss per common share have been computed to give effect to the conversion of all currently outstanding convertible preferred stock into shares of our common stock, as if such conversion had occurred at the beginning of the respective periods:

(dollars in thousands, except share and per share data)	Year ended March 27, 2009	Nine months ended December 25, 2009

		(unaudited)
Net loss attributable to RealD common stockholders	$(25,463)	$(28,853)
Accretion of redeemable convertible preferred stock	9,826	9,278

Pro forma net loss	$(15,637)	$(19,575)
Weighted-average common shares outstanding	16,017,819	16,302,746
Adjusted to reflect assumed effect of conversion of convertible preferred stock	11,223,811	11,223,811
Pro forma weighted-average common stock outstanding	27,241,630	27,526,557

Pro forma basic and diluted loss per share of common stock	$(0.57)	$(0.71)

Fair value measurements

Our financial assets and liabilities are measured and reported in accordance with Accounting Standards Codification Topic (ASC) 820-10, Fair Value Accounting (ASC 820), which provides a common definition of fair value and establishes a framework to make the measurement of fair value in U.S. GAAP more consistent and comparable. This guidance also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value be classified and disclosed in the following three categories:

•
Level 1—Quoted prices for identical instruments in active markets.

•
Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•
Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Our financial assets and liabilities, which include financial instruments as defined by ASC 820, include cash and cash equivalents, accounts receivable, accounts payable, long-term debt and derivatives. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable are a reasonable approximation of fair value due to the short maturities of these instruments. The carrying amount of long-term debt approximates fair value based on borrowing rates currently available to us. The carrying amount of our derivative instruments is recorded at fair value and is determined based on observable inputs that are corroborated by market data (Level 2).

As of December 25, 2009 (unaudited) and March 27, 2009, the fair values of our financial assets and liabilities that are carried at fair value on a recurring basis were not significant.

Derivative instruments

Our assets and liabilities associated with derivative instruments are recorded at fair value in other current assets or other current liabilities, respectively, in the consolidated balance sheets. Changes in fair value are reported as a component of other income or loss within operations. For all periods presented, none of our derivative instruments were designated as hedging instruments. We do not use foreign currency option or foreign exchange forward contracts for speculative or trading purposes.

We purchase foreign currency forward contracts, generally with maturities of six months or less, to reduce the volatility of cash flows primarily related to forecasted payments and expenses denominated in certain foreign currencies. At December 25, 2009 (unaudited), we had outstanding forward contracts based in British pound sterling, Canadian dollar and the Euro with notional amounts totaling $4.2 million. We had no forward contracts outstanding at March 27, 2009 and March 31, 2008. For all periods presented, the net realized and unrealized gains and losses related to forward contracts were not significant.

Cash equivalents

We consider cash equivalents to be only those investments that are highly liquid, readily convertible into cash and which mature within three months from the date of purchase.

Accounts receivable

We extend credit to our customers, who are primarily in the movie production and exhibition businesses. We provide for the estimated accounts receivable that will not be collected. These estimates are based on an analysis of historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in the customers' payment terms and their economic condition. Collection of accounts receivable may be affected by changes in economic or other industry conditions and may, accordingly, impact our overall credit risk. The allowance for doubtful accounts and customer credits totaled $0.5 million, $0.6 million and $0.2 million as of December 25, 2009 (unaudited), March 27, 2009 and March 31, 2008, respectively.

Inventories and deferred costs-eyewear

Inventories and deferred costs-eyewear represent eyewear and are substantially all finished goods. Inventories and deferred costs-eyewear are valued at the lower of cost (first-in, first-out method) or market value. At each balance sheet date, we evaluate ending inventories and deferred costs-eyewear for net realizable value and for excess quantities and obsolescence. This evaluation includes analyses of expected future average selling prices, projections of future demand and technology changes. In order to state inventories at lower of cost or market, we maintain reserves against our inventories and deferred costs-eyewear. If our analyses indicate that market is lower than cost, a write-down of inventories and deferred costs-eyewear is recorded in cost of revenue in the period the loss is identified. Additionally, if future demand or market conditions are less favorable than our projections, a write-down of inventories and deferred costs-eyewear may be required, and would be recorded in cost of revenue in the period the loss is identified. Deferred costs-eyewear costs represent RealD eyewear located at the motion picture exhibitor and include amounts for the cost of eyewear where the revenue for the sale or usage of such eyewear has not yet been recognized. Deferred costs-eyewear costs include only materials cost as all other inventory related costs such as direct labor and overhead costs are not significant because we do not manufacture the eyewear.

Deferred offering costs

There were no deferred offering costs incurred through December 25, 2009 (unaudited). Upon the consummation of our initial public offering, any amounts incurred will be offset against the proceeds of the offering.

Property and equipment, RealD Cinema Systems and digital projectors

Property and equipment, RealD Cinema Systems and digital projectors are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The major categories and related estimated useful lives are as follows:

RealD Cinema systems	5-8 years
Digital projectors	10 years
Leasehold improvements	Shorter of 3-5 years or life of lease
Machinery and equipment	2-7 years
Furniture and fixtures	3-5 years
Computer equipment and software	3-5 years

Digital projectors also include digital servers, lenses and accessories. Upon installation at the customer location, we retain title to the RealD Cinema Systems and digital projectors which are held and used by our customers. The digital projectors are subject to purchase provisions, some of which are contingent, whereby the customer may be required to purchase the digital projector. As of December 25, 2009 (unaudited), digital projectors scheduled to be purchased within the next twelve months have a carrying value of $0.9 million. Depreciation for RealD Cinema Systems and digital projectors is included in cost of revenue.

We receive virtual print fees (VPFs) from third-party motion picture studios. VPFs represent amounts from third-party motion picture studios that are paid to us when a motion picture is played on one of our digital projectors. VPFs are deferred and deducted from the selling price of the digital projector. VPFs are recorded as a liability on the accompanying consolidated balance sheets and totaled $6.4 million, $5.1 million and $0.6 million as of December 25, 2009 (unaudited), March 27, 2009 and March 31, 2008, respectively.

Major enhancements and improvements are capitalized. Maintenance and repairs for cinema systems and digital projectors are charged to expense as incurred. Maintenance and repairs expense totaled $0.8 million, $0.2 million, $0.8 million, $0.3 million and $0.2 million for the nine months ended December 25, 2009 (unaudited) and December 26, 2008 (unaudited) and for the years ended March 27, 2009, March 31, 2008 and March 31, 2007, respectively.

Intangibles

Intangibles are deemed to have finite lives and have consisted of acquired developed technologies (which are primarily patents), customer relationships, trade names and non-compete agreements.

Intangibles are amortized over their estimated useful lives using the straight-line method. The major categories and related estimated useful lives are as follows:

Acquired developed technologies	11-19 years
Customer relationships	15 years
Trade names	10 years
Non-compete agreements	3 years

Impairment of long-lived assets

We review long-lived assets, such as property and equipment, cinema systems, digital projectors and intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors or circumstances that could indicate the occurrence of such events include current period operating or cash flow losses combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing operating or cash flow losses, or incurring costs in excess of amounts originally expected to acquire or construct an asset. If the asset is not recoverable, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

During the nine months ended December 25, 2009 (unaudited), our impairment analysis resulted in charges of $0.4 million for impaired RealD Cinema Systems charged to cost of revenue. In fiscal year 2009, our impairment analysis, based on certain strategic decisions and projected operating cash flow, resulted in charges of $0.4 million for RealD Cinema Systems charged to cost of revenue and $1.7 million for impaired intangible assets including customer relationships, certain acquired developed technologies, trade names and non-compete agreements, of which $1.1 million was charged to research and development expenses, and $0.6 million to sales and marketing expense. In fiscal year 2008, our impairment analysis resulted in charges of $0.1 million for impaired RealD Cinema Systems charged to cost of revenue and $4.1 million for impaired intangible assets, of which $2.8 million was charged to research and development expense and $1.3 million to sales and marketing expense. During the nine months ended December 26, 2008 (unaudited), our impairment analysis resulted in charges of $0.1 million for impaired RealD Cinema Systems charged to cost of revenue. There were no impairment charges recorded during the year ended March 31, 2007.

Goodwill

Goodwill is deemed to have an indefinite useful life and therefore is not amortized. We perform an impairment test annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. An impairment loss is recognized if the carrying amount of goodwill at each reporting unit exceeds its implied fair value. For all periods presented, we reviewed goodwill for impairment and concluded that goodwill was not impaired.

Revenue recognition and revenue reductions

We derive substantially all of our revenue from the license of our RealD Cinema Systems and the use and sale of our RealD eyewear, which together enable a digital cinema projector to show 3D motion pictures to consumers. We evaluate revenue recognition for transactions using the criteria set forth by the SEC in Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104) and Accounting Standards Codification Topic 605, Revenue Recognition ASC 605. The revenue recognition guidance states that revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exist, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectibility is reasonable assured.

License revenue

License revenue is accounted for as an operating lease. License revenue is primarily derived under per-admission, periodic fixed fee, or per-motion picture basis with motion picture exhibitors. Amounts received up front, less estimated allowances, are deferred and recognized over the lease term using the straight-line method. Additional lease payments that are contingent upon future events outside our control, including those related to admission and usage, are recognized as revenue when the contingency is resolved and we have no more obligations to our customers specific to the contingent payment received. Certain of our license revenue from leasing our RealD Cinema Systems is earned upon admission by the motion picture exhibitor's consumers. Our RealD licensees, however, do not report and pay for such license revenue until after the admission has occurred, which may be received subsequent to our fiscal period end. We estimate and record license revenue related to motion picture exhibitor consumer admissions in the quarter in which the admission occurs, but only when reasonable estimates of such amounts can be made. We determine that there is persuasive evidence of an arrangement upon the execution of a license agreement or upon the receipt of a licensee's admissions report. Revenue in deemed fixed or determinable upon verification of a licensee's admissions report in accordance with the terms of the underlying executed agreement or, in certain circumstances, receipt of a licensee's admissions report. We determine collectibility based on an evaluation of the licensee's recent payment history.

Product revenue

We recognize product revenue, net of allowances, when title and risk of loss have passed and when there is persuasive evidence of an arrangement, the payment is fixed or determinable, and collectability of payment is reasonably assured. In the United States and Canada, certain of our product revenue from the use and sale of our RealD eyewear is earned upon admission and usage by the motion picture exhibitor's consumers. Our customers, however, do not report admission or usage information until after the admission and usage has occurred, and such information may be received subsequent to our fiscal period end. We estimate and record such product revenue in the quarter in which the admission and usage occurs, but only when reasonable estimates of such amounts can be made.

Revenue reductions

We record revenue net of motion picture exhibitor stock options and estimated revenue allowances. Historically, allowances, which include accruals for product returns, have been insignificant, amounting to less than 2% of gross revenue. Actual results have not required significant adjustments to these estimates. In connection with some of our motion picture exhibitor licensing agreements, we issued to the motion picture exhibitors a 10-year option to purchase shares of our common stock at $0.01 per share. The stock options vest upon the achievement of screen installation targets. Motion picture exhibitor stock options are valued at the underlying stock price at each reporting period until the targets are met. Amounts recognized are based on the number of RealD-enabled screens as a percentage of total screen installation targets. The stock options do not have net cash settlement features. Amounts recorded as a revenue reduction totaled $16.8 million for the nine months ended December 25, 2009, $2.3 million for the nine months ended December 26, 2008 and $4.9 million for the year ended March 27, 2009. As of December 25, 2009, reduction of revenue resulting from unrecognized motion picture exhibitor stock options totaled $29.7 million based upon an estimated fair value of our common stock of $21 per share. Reductions of revenue resulting from unrecognized motion picture exhibitor stock options may increase as the estimated fair value of our common stock and number of screens increase. We did not issue stock options to any motion picture exhibitor licensees prior to the fiscal year ended March 27, 2009.

Cost of revenue

Cost of revenue principally consists of depreciation expense of our RealD Cinema Systems and digital projectors installed at a motion picture exhibitor's premises, eyewear costs, including shipping and handling and recycling costs and occupancy costs.

Shipping and handling costs

Amounts billed to customers for shipping and handling costs are included in revenue. Shipping and handling costs that we incur consist primarily of packaging and transportation charges and are recorded in cost of revenue. Shipping and handling costs recognized in cost of revenue were $5.1 million, $0.1 million, $0.2 million, $0.2 million and $0.5 million, for the nine months ended December 25, 2009 (unaudited) and December 26, 2008 (unaudited) and for the years ended March 27, 2009, March 31, 2008 and March 31, 2007, respectively.

Research and development costs

Research and development costs are expensed as incurred and are primarily comprised of personnel costs related to our research and development staff, depreciation and amortization of research and development assets, prototype and materials costs, the cost of third-party service providers supporting our research and development efforts and occupancy costs.

Selling and marketing costs

Selling and marketing costs are primarily comprised of personnel costs related to our selling and marketing staff, advertising costs, including promotional events and other brand building and product marketing expenses, corporate communications, certain professional fees, occupancy costs and travel expenses.

Advertising costs are expensed as incurred. Advertising expenses were approximately $1.7 million, $0.3 million, $1.4 million, $0.4 million and $0.6 million for the nine months ended December 25, 2009 (unaudited) and December 26, 2008 (unaudited) and for the years ended March 27, 2009, March 31, 2008 and March 31, 2007, respectively.

General and administrative costs

General and administrative costs are primarily comprised of personnel costs related to our executive, legal, finance and human resources staff, professional fees including legal and accounting costs, occupancy costs and internal costs in preparation to become a public company. Additionally, general and administrative costs include sales, use and property taxes and management fees payable to a stockholder, which will terminate upon consummation of this offering. For our U.S. cinema license and product revenue, we absorb the majority of sales and use taxes and do not pass such costs to our customers.

Share-based compensation

We account for stock options and restricted stock granted to employees and directors by recording compensation expense based on estimated fair values. Share-based awards to non-employees, including consultants, have been and are expected to be fully exercisable and nonforfeitable when granted, and, therefore, the estimated fair value of such stock options are expensed on the date of grant.

We estimate the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations. Share-based awards are attributed to expense using the straight-line method over the vesting period. Compensation expense related to share-based awards has been reduced for estimated forfeitures.

We estimate the fair value of share-based awards granted using the Black-Scholes option-pricing model. For purposes of determining the expected term and in the absence of historical data relating to stock option exercises, we apply a simplified approach: the expected term of awards granted is presumed to be the mid-point between the vesting date and the end of the contractual term. We use the contractual term when valuing awards to consultants. We use the average volatility of similar, publicly traded companies as an estimate for expected volatility. The risk-free interest rate for periods within the expected or contractual life of the option, as applicable, is based on the U.S. Treasury yield curve in effect during the period the options were granted. Our expected dividend yield is zero.

Foreign currency

Local currency transactions of our foreign operations that have the U.S. dollar as their functional currency are remeasured into U.S. dollars using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets and liabilities. Gains and losses from remeasurement of monetary assets and liabilities are included in other income (loss) in our statements of operations.

The assets and liabilities of our foreign operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars at exchange rates as of the balance sheet date, revenues and expenses are translated at average exchange rates for the period, and equity balances are translated at the historical rate. Resulting translation adjustments are included in other comprehensive loss, a component of equity (deficit).

Net losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled $0.7 million and $0.1 million for the nine months ended December 25, 2009 (unaudited) and for the year ended March 27, 2009, respectively, and are included in other income (loss). Such amounts for the nine months ended December 26, 2008 (unaudited) and the years ended March 31, 2008 and 2007 were not significant.

Income taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities at year-end and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

Employee benefit plans

We have a voluntary 401(k) savings plans in which most U.S. employees are eligible to participate. Eligible employees may make contributions not to exceed the maximum statutory contribution amounts. We may match a percentage of each employee's contributions consistent with the provisions of the plan for which they are eligible. All employee and employer contributions fully vest immediately. Our contributions to these plans totaled $0.1 million, $0.1 million, $0.2 million and $0.1 million for the nine months ended December 25, 2009 (unaudited) and December 26, 2008 (unaudited) and for the years ended March 27, 2009 and March 31, 2008, respectively. Our contributions to these plans were not significant for the year ended and March 31, 2007.

Recent accounting pronouncements

Accounting Standards Codification Topic 105, U.S. GAAP (ASC 105) establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of SFASs, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASUs). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification. As the Codification was not intended to change or alter existing U.S. GAAP, it does not have a material impact on our consolidated financial statements. We adopted ASC 105 on July 1, 2009.

In July 2006, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of SFAS No. 109 was issued. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Accounting Standards Codification Topic 740. FIN 48 prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation was to be effective for fiscal years beginning after December 15, 2006. On December 30, 2008, the FASB issued FASB Staff Position (FSP) FIN-48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises. The final FSP incorporates changes made to the original exposure draft and defers the effective date of FIN 48 for nonpublic enterprises and not-for-profit organizations to the annual financial statements for fiscal years beginning after December 15, 2008. We adopted the FSP and FIN 48 on March 28, 2009. Our adoption of FIN 48 did not have a material impact on our consolidated financial statements.

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820) defers the effective date for applying its provisions to non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair values in the financial statements on a recurring basis (at least annually). We adopted ASC 820 on March 28, 2009. Our adoption of ASC 820 did not have a material impact on our consolidated financial statements.

Accounting Standards Codification Topic 805, Business Combinations (ASC 805) requires an entity to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. Subsequent changes to the estimated fair value of contingent consideration will be reflected in earnings until the contingency is settled. ASC 805 also requires acquisition-related costs and restructuring costs to be expensed as incurred rather than treated as part of the purchase price. We adopted ASC 805 on March 28, 2009, and it will change our accounting treatment prospectively for business combinations initiated on or after the adoption date.

Accounting Standards Codification Topic 855, Subsequent Events (ASC 855) establishes principles and requirements for reviewing and reporting subsequent events and requires disclosure of the date through which subsequent events are evaluated and whether the date corresponds with the time at which the financial statements were available for issue (as defined) or were issued. In February 2010, the FASB issued ASU 2010-09, Subsequent Events. ASU 2010-09 was issued to amend ASC 855 to remove the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. This change is intended to alleviate potential conflicts with current SEC guidance. The provisions of ASU 2010-09 are effective upon issuance. We adopted ASC 855 on September 25, 2009. Our adoption of ASC 855 and ASU 2010-09 did not have a material impact on our consolidated financial statements.

Accounting Standards Codification Topic 350, Intangibles—Goodwill and Other (ASC 350) removes the requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. ASC 350 also requires expanded disclosures relating to the determination of useful lives of intangible assets. We adopted ASC 808 on March 28, 2009. Our adoption of ASC 808 did not have a material impact on our consolidated financial statements. The new provisions of ASC 350 may impact any intangible asset we acquire in future transactions.

Accounting Standards Codification Topic 815, Derivatives and Hedging (ASC 815) provides additional disclosure requirements for an entity's derivative and hedging activities. We adopted the additional disclosure provisions of ASC 815 on March 28, 2009. Our adoption of ASC 815 did not have a material impact on our consolidated financial statements.

Accounting Standards Codification Topic 260-10, Earnings per Share ("ASC 260-10") provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Upon adoption, companies are required to retrospectively adjust their earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform to this pronouncement. We adopted ASC 260-10 on March 28, 2009. Our adoption of ASC 260-10 did not have a material impact on our consolidated financial statements.

In January 2010, Accounting Standards Update 2010-6, Fair Value Measurements and Disclosures: Improving Disclosures About Fair Value Measurements (ASU 2010-6) was issued which requires entities to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. ASU 2010-6 is effective for us beginning in the first quarter of fiscal 2010, except for Level 3 reconciliation disclosures which are effective for us beginning in the first quarter of fiscal 2011. We are currently evaluating the impact the adoption of new guidance will have on consolidated financial statements.

Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements—a consensus of the Emerging Issues Task Force (ASU 2009-13) amends Accounting Standards Codification Subtopic 605-25, Revenue Recognition—Multiple-Element Arrangements (ASC 605-25). The amendments in ASU 2009-13 enable vendors to account for products or services separately rather than as a combined unit upon meeting certain criteria and establish a hierarchy for determining the selling price of a deliverable. In addition, a vendor can determine a best estimate of selling price, in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis, if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price. ASC 605-25 is also amended to eliminate the use of the residual method and requires a vendor to allocate revenue using the relative selling price method. The amendments in ASU 2009-13 will be effective prospectively, with an option for retrospective restatement of the financial statements, for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted at the beginning of an entity's fiscal year. We expect to prospectively adopt the amendments in ASU 2009-13 beginning in the first quarter of fiscal 2012. We are currently evaluating the impact the adoption of new guidance will have on consolidated financial statements.

Accounting Standards Codification Topic 808, Collaborative Arrangements (ASC 808) applies to participants in collaborative arrangements that are not primarily conducted with the creation of a separate legal entity for the arrangement. ASC 808 requires disclosure of payments to or from collaborators based on the nature of the arrangement (including its contractual terms), the nature of the business and whether the payments are within the scope of other accounting literature. ASC 808 requires an entity to report the effects of adopting ASC 808 as a change in accounting principle through retrospective application to all prior periods presented for all arrangements in place at the effective date unless it is impracticable. We adopted ASC 808 on March 28, 2009. Our adoption of ASC 808 did not have a material impact on our consolidated financial statements.

3.     Property and equipment, RealD Cinema Systems and digital projectors

Property and equipment and RealD Cinema Systems and digital projectors consist of the following at:

(dollars in thousands)	March 31, 2008	March 27, 2009	December 25, 2009

	(unaudited)
RealD Cinema Systems	$16,732	$21,797	$39,485
Digital projectors	23,359	29,536	30,055
Leasehold improvements	496	504	504
Machine and equipment	1,557	1,278	1,994
Furniture and fixtures	72	13	13
Computer equipment and software	558	328	361
Construction in process	33	49	345

Total	$42,807	$53,505	$72,757
Less accumulated depreciation	(6,022)	(9,954)	(15,046)

Property and equipment, RealD Cinema Systems and digital projectors	$36,785	$43,551	$57,711

Depreciation expense amounted to $5.2 million, $3.7 million, $4.9 million, $4.2 million and $1.4 million for the nine months ended December 25, 2009 (unaudited) and December 26, 2008 and for the years ended March 27, 2009, March 31, 2008 and March 31, 2007, respectively. During the year ended March 27, 2009, certain RealD Cinema Systems were impaired as discussed in Note 2.

4.     Goodwill and intangible assets

Goodwill and intangible assets consist of the following at:

	March 31, 2008		March 27, 2009		December 25, 2009
(dollars in thousands)	Gross amount	Accumulated amortization	Gross amount	Accumulated amortization	Gross amount	Accumulated amortization

					(unaudited)
Finite-lived intangible assets:
Acquired developed technologies	$4,133	$787	$3,239	$1,000	$3,239	$1,161
Customer relationships	736	135	—	—	—	—
Trade names	99	26	—	—	—	—
Non-compete agreements	800	285	—	—	—	—

Total	$5,767	$1,233	$3,239	$1,000	$3,239	$1,161

Goodwill	$10,657	—	$10,657	—	$10,657	—

Total	$16,424	$1,233	$13,896	$1,000	$13,896	$1,161

Amortization expense amounted to $0.2 million, $0.5 million, $0.7 million, $1.1 million and $0.2 million for the nine months ended December 25, 2009 (unaudited) and December 26, 2008 and for the years ended March 27, 2009, March 31, 2008 and March 31, 2007, respectively. During the year ended March 27, 2009, certain intangible assets were impaired as discussed in Note 2. Amortization expense of acquired developed technologies is included in research and development costs.

At December 25, 2009 (unaudited), the remaining amortization expense is estimated to be as follows (in thousands):

Three months ended March 26, 2010	$54
Fiscal year 2011	216
Fiscal year 2012	209
Fiscal year 2013	203
Fiscal year 2014	129
Fiscal year 2015	129
Thereafter	1,138

Total	$2,078

5.     Accrued expenses

Accrued expenses consist of the following at:

	Year ended		Nine months ended
(dollars in thousands)	March 31, 2008	March 27, 2009	December 25, 2009

	(unaudited)
Payroll and compensation	$1,554	$633	$2,476
Rebate obligations	1,245	10	10
Sales and use taxes	1,732	1,873	4,146
Advertising and marketing	690	7	1,219
Professional fees	786	1,492	2,382
Other	1,377	1,865	1,840

Total	$7,384	$5,880	$12,073

For our U.S. cinema license and product revenues, we absorb the majority of sales and use taxes and do not pass such costs on to our customers.

6.     Borrowings

Revolving credit facility and term loan

As of December 25, 2009 (unaudited), we had a $35.0 million credit agreement with City National Bank that provides for a maximum amount of borrowing under a revolving credit facility of $25.0 million and a term loan of $10.0 million. We have used amounts drawn under our credit facility for working capital, capital expenditures and to finance operations. The revolving credit facility provides for, at our option, Revolving LIBOR loans, which bear interest at the London Interbank Offered Rate (LIBOR) plus a margin of 4.25% and Revolving Prime loans which bear interest at the fluctuating Prime Rate plus a margin of 2.75%. The borrowings under the term loan currently bear interest at the LIBOR plus a margin of seven and one-half percent (7.50%). The credit agreement is collateralized by a first priority perfected security interest in certain assets, including substantially all of the our tangible and intangible property.

Under the credit agreement, we are subject to limitations, including limitations on our ability to incur additional debt, make certain investments or acquisitions and enter into certain merger and consolidation transactions. The credit agreement also contains a material adverse change clause, and we are required to maintain compliance with certain covenants, including a minimum Adjusted EBITDA target, a minimum fixed charge coverage ratio and a minimum number of screens installed. As of December 25, 2009 (unaudited), we were in compliance with all financial covenants in our credit agreement. If we fail to comply with any of the covenants or experience a material adverse change, the lenders could elect to prevent us from borrowing and declare the indebtedness to be immediately due and payable. Additionally, upon an initial public offering or a change in control, as defined under the credit agreement, all amounts outstanding under the credit agreement become due.

The credit agreement was amended in March 2010 and expires on December 31, 2010. Borrowings outstanding under the term loan totaled $10.0 million as of December 25, 2009 (unaudited) at an interest rate of 8.625%. Borrowings under the revolving loan credit facility totaled $10.2 million at December 25, 2009 (unaudited) and $5.0 million at March 27, 2009. The interest rates related to our borrowings under the revolving loan credit facility at December 25, 2009 (unaudited) ranged from 5.0% to 6.25% and at March 27, 2009 was 7.0%. As of December 25, 2009 (unaudited), there was $14.8 million available to borrow under the credit agreement.

Notes payable

From time to time, we enter into equipment purchase agreements with certain of our vendors for the purchase of digital projectors, digital servers, lenses and accessories. We pay a portion of the cost of the equipment upon delivery and finance a portion of the purchase price by issuing notes payable. The equipment is included in digital projectors in the accompanying consolidated balance sheets. Certain of these notes payables are non-interest bearing. In those cases, we record the net present value of the notes payable assuming an implied annual interest rate which is approximately 8.0%. The notes are secured by the underlying equipment. Notes payable totaled $9.2 million, $9.9 million and $8.0 million as of December 25, 2009 (unaudited), March 27, 2009 and March 31, 2008, respectively. Interest expense is based on annual interest rates ranging from 7.0% to 9.66%. Interest expense amounted to $0.6 million, $0.5 million, $0.7 million, $0.7 million and $0.1 million for the nine months ended December 25, 2009 (unaudited) and December 31, 2008 and for the years ended March 27, 2009, March 31, 2008 and March 31, 2007, respectively.

On June 13, 2008, we entered into an agreement to settle one of the notes payable. We paid $0.5 million resulting in a forgiveness of the remaining note payable and accrued interest of $0.2 million. The gain as a result of the forgiveness of the remaining notes payable was recorded in other income upon settlement.

As part of the acquisition of ColorLink, Inc. (ColorLink) (see Note 12), ColorLink entered into secured notes payable with its selling shareholders aggregating $3.6 million. The notes payable were secured by all personal property of ColorLink, as well as a subordinated security interest in all personal property of RealD. Additionally, the notes payable were guaranteed by RealD. The notes payable bear interest at 4.88% and all unpaid principal and accrued interest became due March 6, 2008. Principal of $3.5 million and interest accrued of $0.2 million were paid in March 2008. The remaining principal and interest of $0.1 million was paid in April 2008.

Prior to April 1, 2006, we entered into certain credit agreements whereby we borrowed $6.0 million from a Series B preferred shareholder. We borrowed an additional $5.0 million from Series A and Series B preferred shareholders during fiscal 2007 pursuant to these agreements. We also issued warrants to the lenders as amounts were borrowed. Amounts borrowed were converted into 2,200,000 shares of our common stock during March 2007.

At December 25, 2009 (unaudited), the future principal payments due related to our outstanding borrowings are due as follows (in thousands):

Three months ended March 26, 2010	$432
Fiscal year 2011	18,137
Fiscal year 2012	754
Fiscal year 2013	19
Fiscal year 2014	—
Less interest portion	(141)

Total	$19,201

7.     Commitments and contingencies

Lease obligations

We lease certain office, production and research and development space under noncancelable operating leases.

At December 25, 2009 (unaudited), our future minimum lease obligations were as follows (in thousands):

Three months ended March 26, 2010	$292
Fiscal year 2011	1,781
Fiscal year 2012	1,234
Fiscal year 2013	1,276
Fiscal year 2014	1,319
Fiscal year 2015	1,364
Thereafter	3,999

Total	$11,265

Rent expense was $1.1 million, $0.7 million, $1.0 million, $0.6 million and $0.3 million for the nine months ended December 25, 2009 (unaudited) and December 26, 2008 (unaudited) and for the years ended March 27, 2009, March 31, 2008 and March 31, 2007, respectively.

Indemnities and commitments

During the ordinary course of business, we make certain indemnities and commitments under which we may be required to make payments in relation to certain transactions. These indemnities include indemnities of certain customers and licensees of our technologies, and indemnities to our directors and officers to the maximum extent permitted under the laws of the State of California. The duration of these indemnities and commitments varies, and in certain cases, is indefinite. The majority of these indemnities and commitments do not provide for any limitation of the maximum potential future payments we could be obligated to make. We have not recorded any liability for these indemnities and commitments in the accompanying consolidated balance sheets. We do, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable and estimable.

We have entered into contracts with certain of our vendors. Future obligations under such contracts totaled $8.2 million at December 25, 2009 (unaudited) and include revolving 90-day supply commitments. Many of the contracts contain cancellation penalty provisions requiring payment of up to 20.0% of the unused contract.

Contingencies and assessments

We are subject to various loss contingencies and assessments arising in the course of our business, some of which relate to litigation, claims, property taxes and sales and use tax assessments. We consider the likelihood of the loss or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies and assessments. An estimated loss contingency or assessment is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted. Based on the information presently available, including discussion with counsel and other consultants, management believes that resolution of these matters will not have a material adverse effect on our business, consolidated results of operations, financial condition or cash flows.

8.     Mandatorily redeemable convertible preferred stock and equity (deficit)

Voting rights

The holders of the convertible preferred stock, mandatorily redeemable convertible preferred stock and the common stock shall vote together as a single class and not as separate classes. Each holder of our preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted as of the record date for determining stockholders entitled to vote on such matter. The holders of share of preferred stock shall be entitled to vote on all matters on which the common stock shall be entitled to vote. In addition, the approval of holders of a majority of each class and series of of our capital stock is required before we take certain specified actions.

Common stock

On April 27, 2007, we sold 160,000 shares of common stock at $5.00 per share to former shareholders of ColorLink for cash proceeds of $0.8 million.

In November 2008, we entered into a stock purchase agreement with our Series D preferred stockholder. We sold 133,333 shares of our common stock at $15.00 per share. Total proceeds received were $2.0 million and were recorded net of issuance costs.

At December 25, 2009 (unaudited), we reserved the following shares of common stock for future issuances in connection with:

Convertible preferred stock	11,223,811
Warrants	726,000
Motion picture exhibitor stock options	2,445,561
Stock option plan:
Outstanding	3,731,916
Reserved for future issuance	98,640

Total	18,225,928

Convertible preferred stock

Prior to April 1, 2006, we issued 2,000,000 shares of Series A preferred stock for $2.0 million, or $1.00 per share. Offering costs have been recorded against the proceeds received.

Rights and preferences afforded the stockholders of Series A preferred stock are as follows:

•
Shares are convertible into common stock at the holder's option on a one-for-one basis, subject to certain anti-dilution provisions, as defined. Shares are automatically converted into common stock upon the occurrence of a qualified initial public offering, as defined.

•
Upon a liquidating event, as defined, holders are entitled to liquidation payments equal to $1.00 per share for Series A, plus declared but unpaid dividends. Further, holders are entitled to participate in distributions to common stockholders on a pro-rata basis as if the holders had converted preferred shares into common stock. Liquidation payments to preferred stockholders rank senior to payments to common stockholders. No liquidation events occurred as of December 25, 2009 (unaudited).

•
Holders are entitled to dividends when and if declared. Dividends are participating with other classes of stock; however, they are not cumulative.

Prior to April 1, 2006, we had issued 2,417,644 shares of Series B preferred stock for $3.0 million or $1.24 per share. Offering costs have been recorded against the proceeds received.

Rights and preferences afforded the stockholders of Series B preferred stock are as follows:

•
Shares are convertible into common stock at the holder's option on a one-for-one basis, subject to certain anti-dilution provisions, as defined. Shares are automatically converted into common stock upon the occurrence of a qualified initial public offering, as defined.

•
Upon a liquidating event, as defined, holders are entitled to liquidation payments equal to $1.24 per share for Series B preferred stock, plus declared but unpaid dividends. Further, holders are entitled to participate in distributions to common stockholders on a pro-rata basis as if the holders had converted preferred shares into common stock. Liquidation payments to preferred stockholders rank senior to payments to common stockholders. No liquidation events occurred as of December 25, 2009 (unaudited).

•
Holders are entitled to dividends when and if declared. Dividends are participating with other classes of stock; however, they are not cumulative.

In December 2007, we sold 1,666,667 shares of Series D preferred stock at $12.00 per share. Total proceeds received were $20.0 million. Offering costs, consisting primarily of legal and placement fees, have been recorded against the proceeds received. Rights and preferences afforded the stockholders of Series D preferred stock are as follows:

•
Shares are convertible into common stock at the holder's option on a one-for-one basis, subject to certain anti-dilution provisions, as defined. Shares are automatically converted into common stock upon the occurrence of a qualified initial public offering, as defined.

•
Upon a liquidating event, as defined, holders are entitled to liquidation payments at 1.5 times initial per share purchase price, plus declared, but unpaid dividends. Preference is pro-rata with the Series C mandatorily redeemable convertible preferred stockholders based upon relative liquidation preference and payments rank senior to all other classes of stock. No liquidation events occurred as of December 25, 2009 (unaudited).

•
Holders are entitled to dividends when and if declared. Dividends are participating with other classes of stock; however, they are not cumulative.

Our outstanding Series A, B and D convertible preferred stock and common stock are classified as part of permanent equity within the consolidated balance sheets based on their rights and preferences set forth under the certificate of incorporation, California law and the accounting standards pertaining to classification within the consolidated balance sheet. We therefore have recorded the Series A, B and D preferred stock at their original issuance price net of applicable issuance costs.

Mandatorily redeemable convertible preferred stock

During February 2007, we sold 5,139,500 shares of Series C mandatorily redeemable convertible preferred stock at $6.81 per share. Total proceeds received were $35.0 million. Offering costs, consisting primarily of legal and placement fees, incurred were $3.2 million and have been recorded against the proceeds received.

Rights and preferences afforded the stockholders of Series C mandatorily redeemable convertible preferred stock are as follows:

•
Shares are convertible into common stock at the holder's option on a one-for-one basis, subject to certain anti-dilution provisions, as defined. Shares are automatically converted into common stock upon the occurrence of a qualified initial public offering, as defined.

•
Shares are mandatorily redeemable at the option of the holders beginning in December 2011. Redemption price is $17.025 per share, plus declared but unpaid dividends. We may elect to pay the redemption price in two installments, as defined. Amounts not paid in the first installment accrue interest at 6.0% per annum.

•
Shares are redeemable at our option at any time for liquidation value.

•
Upon a liquidating event, as defined, holders are entitled to liquidation payments equal to $17.025 per share, plus declared but unpaid dividends. Liquidation payments to holders rank senior to payments to all other classes of stock. No liquidation events occurred as of December 25, 2009 (unaudited).

•
Holders are entitled to dividends when and if declared. Dividends are participating with other classes of stock; however, they are not cumulative.

Our Series C mandatorily redeemable convertible preferred stock is classified in temporary equity under the SEC's guidance provided in ASR 268 because the holders of our Series C mandatorily redeemable convertible preferred stock have the right to cause us to redeem the instrument for cash for a specified period.

We are accreting the carrying value of the Series C mandatorily redeemable convertible preferred stock up to liquidation value through December 2011. Accretion is provided using the effective interest-rate method. During the nine months ended December 25, 2009 (unaudited) and December 26, 2008 (unaudited) and for the years ended March 27, 2009,

March 31, 2008 and March 31, 2007, we recorded accretion of $9.3 million, $7.4 million, $9.8 million, $8.0 million and $0.8 million, respectively.

Motion picture exhibitor stock options

During the year ended March 27, 2009, in connection with two motion picture exhibitor licensing agreements, we issued to each motion picture exhibitor a 10-year option to purchase 815,187 shares of our common stock at $0.01 per share. In May 2009, in connection with a third motion picture exhibitor licensing agreement, we issued the motion picture exhibitor a 10-year option to purchase 815,187 shares of our common stock at $0.01 per share. These stock options to our motion picture exhibitor licensees vest upon the achievement of screen installation targets and are valued at the underlying stock price at each reporting period until the targets are met. As of December 25, 2009 (unaudited), none of the motion picture exhibitor stock options had vested.

Warrants

Prior to April 1, 2006, we had issued warrants to purchase a total of 890,000 shares of common stock, which remained outstanding throughout the year ended March 31, 2008. Warrants were primarily issued in exchange for cash received totaling $24,000. During April 2007, warrants to purchase 240,000 shares of common stock were exercised.

Prior to April 1, 2006, we issued warrants and options to purchase 1,267,000 shares of common stock in exchange for cash received and as additional consideration to a person who lent us money. Prior to April 1, 2006, and when the awards were not fully vested, the lender exercised the warrants and options. The lender entered into a restricted stock agreement whereby we could repurchase the shares if the shares do not vest. During the year ended March 31, 2008, we repurchased 205,000 restricted shares that did not vest.

During the year ended March 31, 2007, we issued warrants to purchase 76,000 shares of common stock as additional consideration to those who lent us money. These warrants were fair valued at issuance using the Black-Scholes option-pricing model at $0.2 million, which was recorded as interest expense in the accompanying consolidated statement of operations.

As of December 25, 2009 (unaudited), there were warrants outstanding to purchase 726,000 shares of common stock. The warrants' weighted-average exercise price is $1.25 per share. As of December 25, 2009, the weighted-average remaining term of the warrants was 6.2 years.

9.     Share-based compensation

On May 25, 2004, our board of directors and stockholders approved the 2004 Stock Incentive Plan, or the Stock Plan. The Stock Plan provides for granting of up to 5,207,319 nonstatutory and incentive stock options to employees, officers, directors and consultants. Options granted generally vest over a four-year period, with 25.0% of the shares vesting after one year and monthly vesting thereafter. The options generally expire ten years from the date of grant.

A summary of our stock option activity is as follows:

(dollars in thousands except exercise price data and contractual term data)	Options	Weighted- average exercise price	Weighted- average remaining contractual term (years)

Outstanding at April 1, 2007	3,123	$1.76
Granted	614	7.70
Forfeited or expired	(203)	3.16
Exercised	(76)	0.50

Outstanding at March 31, 2008	3,458	2.76
Granted	356	13.12
Forfeited or expired	(241)	5.81
Exercised	(42)	0.12

Outstanding at March 27, 2009	3,531	3.63
Granted	534	15.00
Forfeited or expired	(43)	1.80
Exercised	(290)	0.10

Outstanding at December 25, 2009 (unaudited)	3,732	$5.55	5.8

Exercisable at December 25, 2009 (unaudited)	2,703	$3.07	4.7

Vested or expected to vest	3,567	$5.20	5.6

Awards that are vested or expected to vest take into consideration estimated forfeitures for awards not yet vested.

The weighted-average grant date fair values were determined using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years ended			Nine months ended
	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

Fair value of common stock	$3.67	$7.70	$13.12	$12.76	$15.00
Fair value of stock options granted	$2.67	$4.56	$7.71	$7.48	$9.08
Expected volatility	80%	60%	61%	61%	63%
Expected dividends	—	—	—	—	—
Expected term (years)	6	6	6	6	6
Risk-free rate	4.7%	4.4%	2.8%	2.9%	2.9%

As of December 25, 2009 (unaudited), there was $6.8 million of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted which is expected to be recognized over the remaining weighted-average period of 2.6 years.

Share-based compensation expense for the nine months ended December 26, 2008 (unaudited) and December 25, 2009 (unaudited) and the years ended March 31, 2007, March 31, 2008 and March 27, 2009 was as follows:

	Year ended			Nine months ended
(dollars in thousands)	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

				(unaudited)
Cost of revenue	$37	$88	$46	$32	$60
Research and development	186	809	866	700	754
Selling and marketing	104	441	744	548	1,188
General and administrative	257	169	276	190	228

Total	$584	$1,507	$1,932	$1,470	$2,230

10.  Income taxes

The income tax provision from continuing operations consists of the following:

	Year ended
(dollars in thousands)	March 31, 2007	March 31, 2008	March 27, 2009

Current income tax provision:
Federal	$108	$—	$—
State	34	20	50
Foreign	—	—	143

	142	20	193
Deferred income tax benefit
Federal	(26)	—	26
State	—	—	—

Total income tax provision from continuing operations	$116	$20	$219

The income tax (benefit) from discontinued operations consists of the following:

	Year ended
(dollars in thousands)	March 31, 2007	March 31, 2008	March 27, 2009

Current income tax benefit:
Foreign	$(28)	$—	$—
Deferred income tax benefit
Federal	(17)	(1,623)	—

	$(45)	$(1,623)	$—

Significant components of our deferred tax balances are as follows:

Continuing operations (dollars in thousands)	March 31, 2008	March 27, 2009

Deferred tax assets:
Net operating loss carryforwards	$6,920	$10,142
Deferred revenue	7,817	10,824
Motion picture exhibitor options	—	1,882
Accruals, reserves and allowances	2,523	1,820
Share-based compensation	690	1,434
Intangible assets	—	141
Other	1,230	1,100

Total deferred tax assets	19,180	27,343
Deferred tax liabilities
Fixed assets	(1,423)	(3,356)
Intangible assets	(910)	0
Partnership interest	—	(1,063)
Unbilled receivables	(74)	(1,044)
Other	(23)	(23)

Total deferred tax liabilities	(2,430)	(5,486)
Valuation allowance	(16,724)	(21,857)

Net deferred tax assets (liabilities)	$26	$—

Due to the uncertainties surrounding the timing and realization of the benefits from our tax attributes in future tax returns, we have placed a valuation allowance against primarily all of our otherwise recognizable net deferred tax assets as of March 27, 2009 and March 31, 2008. The current deferred tax assets not reserved for by the valuation allowance are those in foreign jurisdictions or amounts that may be carried back in future years (after they have turned into current tax deductions) against current tax provisions recognized as of March 31, 2008. As a result, we increased our valuation allowance through the statement of operations as follows:

	Year ended
(dollars in thousands)	March 31, 2008	March 27, 2009

Through continuing operations	$6,640	$5,133
Through discontinued operations	(851)	—

Net deferred tax liabilities	$5,789	$5,133

The income tax provision from continuing operations differs from the amount computed by applying the U.S. statutory federal income tax rate of 34.0% to the pretax loss as a result of the following differences:

	Year ended
(dollars in thousands)	March 31, 2008	March 27, 2009

Federal tax at statutory rate	34.0%	34.0%
State tax, net of federal benefit	4.2%	4.2%
Change in valuation allowance	(37.1)%	(31.6)%
Other	(1.2)%	(8.0)%

Total tax benefit	(0.1)%	(1.4)%

At March 27, 2009, we had net operating loss carryforwards of approximately $27.2 million for federal and $27.0 million for state purposes. Federal and state net operating loss carryforwards begin to expire in years 2012 and 2020, respectively. Our ability to utilize net operating loss carryforwards are generally limited and may become limited further in the event that a change in ownership occurs, as defined in the Internal Revenue Code.

On April 1, 2009, we adopted accounting for uncertain tax positions pursuant to ASC 740. No liability was identified. It is not anticipated that there will be a significant change in the unrecognized tax benefits over the next 12 months.

Our policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. As of December 25, 2009 (unaudited), amounts for accrued interest and penalties associated with uncertain tax positions were not significant.

As of December 25, 2009, unremitted earnings of the subsidiary outside of the United States were approximately $2.6 million, on which no United States taxes had been provided. The Company's current intention is to reinvest these earnings outside the United States. It is not practicable to estimate the amount of additional taxes that might be payable upon repatriation of foreign earnings.

11.  Related-party transactions

In November 2007, we sold our 51.0% interest in ColorLink Japan to its noncontrolling interest owner. Prior to the November disposition, ColorLink Japan leased certain employees and facilities from its noncontrolling interest owner and purchased certain raw materials from that owner. Furthermore, the noncontrolling interest owner and its affiliate acted as a sales distributor for ColorLink Japan for designated customers. The noncontrolling interest owner provided management services for ColorLink Japan for which it received a fee of 2.0% to 3.0% of ColorLink Japan sales. Management fees paid by ColorLink Japan to its noncontrolling interest owner from the date of acquisition through the date of sale totaled $0.1 million.

In conjunction with the November 2007 disposition of ColorLink Japan, we entered into a Technology and License Agreement with the previous noncontrolling interest owner of ColorLink Japan, and ColorLink Japan granted the parties certain exclusive and non-exclusive rights to make, use and sell designated inventions. As consideration for the grant of these rights, the parties have agreed to pay a royalty equal to 8.0% of revenue earned on the sale of the licensed products. Royalties earned in the nine months ended December 25, 2009 (unaudited), totaled $0.5 million, of which $0.1 remained due and outstanding as of December 25, 2009 (unaudited). Royalties earned in the year ended March 27, 2009 totaled $0.5 million, of which $0.1 million remained due and outstanding as of March 27, 2009. Royalties earned from the date of sale through March 31, 2008 totaled $0.2 million, with $0.1 million due and outstanding as of March 31, 2008.

In addition, we purchase inventory from the previous noncontrolling interest owner of ColorLink Japan. Inventory amounts purchased totaled $10.1 million and $3.3 million for the nine months ended December 25, 2009 (unaudited) and the year ended March 27, 2009, respectively. Inventory amounts purchased from the date of sale through March 31, 2008, totaled $0.3 million. At December 25, 2009 (unaudited), March 27, 2009 and March 31, 2008, we owed the previous noncontrolling interest owner of ColorLink Japan $0.7 million million, $0.5 million and $0.3 million, respectively. A principal of the previous noncontrolling interest owner of ColorLink Japan owns 5.3% share of our common stock.

In the year ended March 27, 2009, we purchased digital projectors from our noncontrolling interest partner in one of our subsidiaries totaling $5.9 million. Of this amount, $1.0 million was paid upfront, $3.5 million was financed as long-term debt and $1.5 million was due and outstanding at March 27, 2009. In April 2009, we financed through long-term debt $1.0 million of the amount due at March 27, 2009.

In the year ended March 31, 2008, we purchased digital projectors from our noncontrolling interest partner in one of our subsidiaries totaling $2.6 million. No amounts were due and outstanding to the noncontrolling interest partner as of March 31, 2008.

We paid a $0.4 million management fee to the holder of our Series C mandatorily redeemable convertible preferred stock in the nine months ended December 25, 2009 (unaudited) and in the years ended March 27, 2009 and March 31, 2008.

In connection with the credit agreements entered into with Series A and Series B preferred stockholders, we recognized interest expense of $2.9 million during the year ended March 31, 2007, of which $2.4 million was noncash. The total borrowing of $11.0 million was converted into 2,200,000 shares of common stock during March 2007.

12.  Acquisition

On March 7, 2007, we acquired 100.0% of the outstanding shares of ColorLink, a Colorado-based designer and manufacturer of 3D components and systems, color management components, polarization optics and optical systems for approximately $31.1 million, including $3.6 million in the form of a seller's note payable. The acquisition included ColorLink's 51.0% ownership in its subsidiary, ColorLink Japan. We acquired ColorLink to enhance our research and development capabilities and strengthen our competitive advantage in the marketplace. We accounted for the acquisition under the purchase method of accounting and allocated the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. We engaged an independent third-party valuation firm to assist us in determining the fair values of certain intangibles assets. The excess of the purchase price over the fair values of assets and liabilities acquired amounted to $20.8 million and was allocated to goodwill. We expect that none of the amount allocated to goodwill will be deductible for tax purposes. The results of ColorLink's operations have been included our consolidated financial statements commencing March 7, 2007.

The allocation of the purchase price to the assets acquired and liabilities assumed was as follows (in thousands):

Goodwill	$20,788
Amortizable intangible assets:
Customer relationships	5,776
Acquired technology	4,520
Trade names	730
Non-compete agreements	800
Other tangible assets acquired (excluding cash)	12,726
Liabilities assumed	(10,217)
Deferred tax liabilities	(1,778)
Noncontrolling interest	(2,267)

Net assets	$31,078

13.  Discontinued operations

In November 2007, we sold our 51.0% interest in ColorLink Japan for approximately $3.3 million. The results for this business have been accounted for as discontinued operations and accordingly, the following amounts have been segregated from our continuing operations and included in discontinued operations, net of tax in the accompanying consolidated statements of operations:

	Year ended
(dollars in thousands)	March 31, 2007	March 31, 2008

Net revenue	$267	$3,689
Loss before taxes	(31)	(605)
Taxes	4	98
Loss from discontinued operations, net of tax	(26)	(508)
Loss on sale of discontinued operations	—	(11,288)

Discontinued operations, net of tax	$(26)	$(11,796)

Included in the loss on sale of discontinued operations was $10.1 million of goodwill which was allocated to ColorLink Japan.

Amortization expense on other intangible assets related to discontinued operations was $0.2 million in 2008. Amortization expense on other intangible assets related to discontinued operations was not significant for fiscal 2007.

14.  Segment and geographic information

For financial reporting purposes we currently have one reportable segment. We have three operating segments: cinema, consumer electronics and professional, Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Chief Executive Officer. We aggregate our three operating segments into one reportable segment based on qualitative factors including similar economic characteristics and the nature of the products and services. Our product portfolio is used in applications that enable a premium 3D viewing experience across the segments. We currently generate substantially all of our revenue from the license of our RealD Cinema Systems and the sale of our eyewear, which together enable a digital cinema projector to show 3D motion pictures.

Our top 10 customers accounted for approximately 52%, 73% and 75% of our net accounts receivable at December 25, 2009 (unaudited), March 27, 2009 and March 31, 2008, respectively. Our top 10 customers accounted for approximately 71%, 52%, 70%, 58% and 65%, of our revenue for the nine months ended December 25, 2009 (unaudited) and December 26, 2008 (unaudited) and for the years ended March 27, 2009, March 31, 2008 and March 31, 2007, respectively.

Our customers with an accounts receivable balance of 10% or greater of total net accounts receivable and customers with net revenues of 10% or greater of total revenues are presented below for the periods indicated:

	Percentage of net accounts receivable as of
	March 31, 2008	March 27, 2009	December 25, 2009

			(unaudited)
Customer A	42%	—	—
Customer B	10%	—	—
Customer C	—	21%	—
Customer D	—	17%	—
Customer E	—	10%	—
Customer F	—	—	12%
Customer G	—	—	11%

	Percentage of net revenue
	Year ended			Nine months ended
	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

				(unaudited)
Customer A	42%	19%	20%	—	13%
Customer B	14%	—	—	—	—
Customer C	—	14%	—	—	—
Customer D	—	—	10%	19%	—
Customer E	—	—	—	12%	—
Customer F	—	—	—	—	10%

Geographic information

Revenue by geographic region, as determined based on the location of our customers or the anticipated destination of use was as follows:

	Years ended			Nine months ended
(dollars in thousands)	March 31, 2007	March 31, 2008	March 27, 2009	December 26, 2008	December 25, 2009

				(unaudited)
Domestic (United States and Canada)	$13,585	$17,162	$27,775	$18,175	$68,675
International	2,300	6,216	11,900	3,465	27,279
Total revenues	15,885	23,378	39,675	21,640	95,954

Long-lived tangible assets, net of accumulated depreciation, by geographic region were as follows:

(dollars in thousands)	March 31, 2008	March 27, 2009	December 25, 2009

			(unaudited)
Domestic (United States and Canada)	$36,084	$38,839	$45,780
International	701	4,712	11,931

Total long-lived tangible assets	$36,785	$43,551	$57,711

15.  Subsequent events (unaudited)

In accordance with ASC 855, Subsequent Events, we have evaluated all events or transactions that occurred after December 25, 2009 through April 9, 2010.

Since December 25, 2009, we received $7.2 million in cash from motion picture exhibitor customers for the sale of digital projectors, resulting in a gain of $3.0 million in other income (loss). With the proceeds, we paid-off an aggregate of $5.0 million of notes payable to the equipment providers.

In March 2010, Digital Link II borrowed $3.0 million pursuant to notes payable agreements to finance the purchase of additional digital projection equipment to certain motion picture exhibitor customers. The notes payable will be repaid over a 24-month term bearing interest equal to 7.46% per annum. The loans are secured by the equipment.

                           shares

Common stock

Prospectus

Joint Book-Running Managers

J.P. Morgan	Piper Jaffray

             , 2010

Through and including                                        , 2010 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus

ITEM 13.    Other expenses of issuance and distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC registration fee, the FINRA filing fee and NYSE listing fee.

SEC registration fee	$	*
FINRA filing fee	$	*
NYSE listing fee	$	*
Blue Sky fees and expenses	$	*
Printing and engraving expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees	$	*
Miscellaneous	$	*
Total	$	*

*
To be completed by amendment.

ITEM 14.    Indemnification of directors and officers.

The registrant's current certificate of incorporation and bylaws, as well as the amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the closing of the registrant's initial public offering, contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as a director or officer.

Sections 145 of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation. The registrant's certificate of incorporation and bylaws, as well as the amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the closing of the registrant's initial public offering, provide that it shall indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Additionally, as permitted by Delaware law, the registrant has entered into indemnification agreements with its directors and executive officers, and intends to enter into indemnification agreements with any new directors and executive officers in the future. The registrant has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

Also see "Undertakings."

ITEM 15.    Recent sales of unregistered securities.

The following sets forth information regarding all securities sold by the registrant within the past three years, which were not registered under the Securities Act:

1.     Since January 1, 2007 to March 31, 2010, the registrant has issued options to purchase 2,205,571 shares of its common stock to its employees, consultants and directors with a range of exercise prices from $5.00 to $15.00 per share.

2.     Since January 1, 2007 to March 31, 2010, the registrant has issued 644,805 shares of common stock upon the exercise of stock options to its employees, consultants and directors.

3.     Since January 1, 2007 to March 31, 2010, the registrant has issued 0 restricted shares of its common stock to its employees, consultants and directors.

4.     On April 27, 2007, the registrant issued 160,000 shares of common stock for aggregate consideration of $800,000 to a group of accredited investors.

5.     On December, 24, 2007, the registrant issued 1,666,667 shares of Series D convertible preferred stock for aggregate consideration of $20,000,000 to a group of accredited investors.

6.     On November 30, 2008, the registrant issued 133,333 shares of common stock for aggregate consideration of $1,999,995 to an accredited investor.

The sales and issuances of restricted securities in the transactions described in the paragraphs above were deemed to be exempt from registration under the Securities Act in reliance upon the following exemptions:

•
with respect to the transactions described in paragraphs 1 through 3, Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions pursuant to a written compensation benefit plan and contracts relating to compensation as provided under Rule 701; and

•
with respect to the transactions described in paragraphs 4 through 6 Section 4(2) of the Securities Act, or Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The recipients of securities in the transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. The sales of these securities were made without general solicitation or advertising. All recipients were accredited investors or had adequate access, through their relationship with us, to information about us.

There were no underwritten offerings employed in connection with any of the transactions set forth above. Each share of the registrant's outstanding preferred stock described above will convert into one share of common stock of the registrant.

ITEM 16.    Exhibits and financial statement schedules.

(a)    Exhibits

1.1*	Form of Underwriting Agreement.
3.1	Certificate of Incorporation of the registrant as currently in effect.
3.2	Form of Amended and Restated Certificate of Incorporation of the registrant to be effective upon the closing of this offering.
3.3	Bylaws of the registrant currently in effect.
3.4	Form of Amended and Restated Bylaws of the registrant to be effective upon the closing of this offering.
4.1*	Specimen of common stock certificate.
4.2	Amended and Restated Investors' Rights Agreement, dated December 24, 2007, by and among the registrant, the founders and the investors named therein.
4.3	Third Amended and Restated Shareholders Agreement, dated December 24, 2007, by and among the registrant and the other signatories thereto.
4.4	Amendment No. 2 to Third Amended and Restated Shareholders Agreement, dated May 1, 2009, by and among the registrant and the other signatories thereto.
5.1*	Opinion of Sheppard, Mullin, Richter & Hampton LLP.
10.1#	2004 Amended and Restated Stock Incentive Plan.
10.2#	Form of Stock Option Agreement and Stock Option Grant Notice for 2004 Amended and Restated Stock Incentive Plan.
10.3#*	2010 Stock Incentive Plan.
10.4#*	Form of Stock Option Agreement and Stock Option Grant Notice for 2010 Stock Incentive Plan.
10.5#*	Employment Agreement between Joseph F. Peixoto and the registrant.
10.6#*	Employment Agreement between Andrew A. Skarupa and the registrant.
10.7#*	Employment Agreement between Craig S. Gatarz and the registrant.
10.8#*	Side Letter to Employment Agreement for Craig S. Gatarz.
10.9#*	Employment Agreement between Robert Mayson and the registrant.
10.10#*	Side Letter to Employment Agreement for Robert Mayson.
10.11#*	Employment Agreement between Joshua Greer and the registrant.

10.12#*	Employment Agreement between Michael V. Lewis and the registrant.
10.13#	Form of Indemnification Agreements between the registrant and its directors and officers.
10.14+*	RealD System License Agreement (U.S. 2008), dated October 15, 2008, by and between REGAL Cinemas, Inc. and the registrant.
10.15+*	Restated RealD System License Agreement (2009), dated February 20, 2009, by and between American Multi-Cinema, Inc. and the registrant.
10.16+*	First Amendment to Restated RealD System License Agreement (2009), dated July 20, 2009, by and between American Multi-Cinema, Inc. and the registrant.
10.17+*	Second Amendment to Restated RealD System License Agreement (2009), dated February 19, 2010, by and between American Multi-Cinema, Inc. and the registrant.
10.18+*	Amended and Restated RealD System License Agreement (U.S. 2009), dated May 19, 2009, by and between Cinemark USA, Inc. and the registrant.
10.19	Operating Agreement of Digital Link II, LLC dated March 2, 2007.
10.20	Credit and Security Agreement, dated July 26, 2007, between City National Bank and the registrant.
10.21	First Amendment to Credit and Security Agreement, dated August 18, 2009, between City National Bank and the registrant.
10.22	Second Amendment to Credit and Security Agreement, dated November 6, 2009, between City National Bank and the registrant.
10.23	Third Amendment to Credit and Security Agreement dated March 12, 2010, between City National Bank and the registrant.
21.1	List of significant subsidiaries of the registrant.
23.1	Consent of Ernst &Young LLP.
23.2*	Consent of Sheppard, Mullin, Richter & Hampton LLP. (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page).

*
To be filed by amendment

+
Certain provisions of this exhibit have been omitted pursuant to a request for confidential treatment

#
Indicates management contract or compensatory plan, contract, or agreement

(b)    Financial Statements Schedules

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beverly Hills, State of California, on April 9, 2010.

RealD Inc.
By:	/s/ MICHAEL V. LEWIS Michael V. Lewis Chief Executive Officer

Power of attorney

Each person whose signature appears below hereby constitutes and appoints Michael V. Lewis, Andrew A. Skarupa and Craig S. Gatarz, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ MICHAEL V. LEWIS Michael V. Lewis	Chief Executive Officer and Director (Principal Executive Officer)	April 9, 2010
/s/ ANDREW A. SKARUPA Andrew A. Skarupa	Chief Operating Officer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 9, 2010
/s/ JOSHUA GREER Joshua Greer	President and Director	April 9, 2010
/s/ STEPHEN BELLOTTI Stephen Bellotti	Director	April 9, 2010
/s/ STEPHEN ROYER Stephen Royer	Director	April 9, 2010
/s/ P. GORDON HODGE P. Gordon Hodge	Director	April 9, 2010
William M. Budinger	Director	, 2010
/s/ ANDREW HOWARD Andrew Howard	Director	April 9, 2010